SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2013 to June 30, 2013)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 167 Samseong-dong, Gangnam-Gu, Seoul 135-791, Korea

(Phone number) 82-2-3456-4217

(Website) http://www.kepco.co.kr

3. Major Businesses

KEPCO, as the parent company, is engaged in the following activities:

●	development of electric power resources;

●	generation, transmission, transformation, distribution of electricity and other related business;

●	research and technology development related to the businesses mentioned above;

●	overseas business related to the businesses mentioned above;

●	investment or contributions related to the businesses mentioned above;

●	development and operation of real estate holdings; and

●	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO (as of June 30, 2013)

Classification	Subsidiaries	Associates and joint ventures	Total
Domestic	17	49	66
Overseas	64	35	99
Total	81	84	165

5. Major changes in management

On February 6, 2013, Mr. Ryu, Chang-Moo resigned from his position as non-standing director of KEPCO.

On June 18, 2013, Mr. Park, Kyu-Ho, Mr. Rhee, Chong-Chan, Mr. Baek, Seung-Jung and Mr. Kim, Byung-Sook were elected as standing directors of KEPCO at the extraordinary general meeting of shareholders.

6. Changes in major shareholders

No changes in major shareholders for the past three years.

7. Information regarding KEPCO shares

A. Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B. Total number of issued shares: 641,964,077

(Total number of shares authorized for issuance: 1,200,000,000)

C. Dividend: No dividend payments in the past 3 years from 2010 to 2012

II. Business Overview

1. Segment Results

(In billions of Won)

	Jan. - Jun. 2013				Jan. - Jun. 2012
	Sales		Operating Income (Loss)		Sales		Operating Income (Loss)
Electricity sales		25,334	r	2,050		22,992	r	4,547
Nuclear generation		3,778		702		3,657		850
Thermal generation		14,564		853		15,834		1,261
Others*		1,309		172		1,255		218
Sub Total		44,985	r	323		43,738	r	2,218
Adjustment of related party transactions	r	19,510	r	113	r	20,725	r	84
Total		25,475	r	436		23,013	r	2,302

*	Others relate to 75 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN.

Sales and operating income (loss) reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements” and the reclassification of accounts receivable to non-current non-financial assets related to the fuel cost pass-through adjustment (FCPTA) system.

2. Changes in unit prices of major products

(In Won per kWh)

Business Sector		Company	2013 Jan. - Jun.	2012 Jan. - Dec.
Electricity sold	Residential	KEPCO	124.25	123.69
	Commercial		117.06	112.50
	Educational		109.51	108.84
	Industrial		96.40	92.83
	Agricultural		45.27	42.90
	Street Lighting		107.28	98.89
	Overnight Usage		62.99	58.65
Electricity from nuclear generation	Nuclear Generation	KHNP	55.26	45.29
Electricity from thermal generation	Thermal Generation	KOSEP	73.30	75.43
		KOMIPO	105.53	108.16
		KOWEPO	105.70	109.69
		KOSPO	111.96	113.65
		EWP	98.63	106.38

3. Major contracts in 2013

(In billions of Won)

Party	Date of Contract	Nature of Contract	Contract Amount	Counterparty
KEPCO	2013.03.29	Maintenance of transmission lines	57	KEPCO KPS Co., Ltd
KHNP	2013.02.25	Procurement of reactor vessel head for Kori Unit 2	54	Doosan Heavy Industries & Construction Co., Ltd
KOSEP	2013.01.01	Operation of Yong Hung units 5,6 and Samchunpo fuel and refinery facilities	30	Korean Electronics Power Source Co., Ltd
	2013.02.04	Procurement of electric precipitators for Yong Hung units 5,6	29	KC-Cottrell Co., Ltd
KOMIPO	2013.02.25	Construction of Seoul combined cycle units 1,2	226	POSCO Engineering & Construction Co., Ltd and others
	2013.01.30	Procurement of coal handling facilities for Shin-Boryeong units 1,2	183	Hyundai Rotem, Hyundai Emco Co., Ltd
	2013.06.17	Installation of electro- mechanical equipment for Shin-Boryeong units 1,2	245	GS Engineering & Construction Corp.
KOWEPO	2013.03.04	Procurement of coal handling facilities for IGCC and Taean units 9,10	139	Hyundai Samho Heavy Industries Co., Ltd
EWP	2013.01.01	Maintenance of generation facilities for 2013	55	KEPCO KPS Co., Ltd

4. Intellectual property as of June 30, 2013

	Patents		Utility model	Design	Trademarks
	Domestic	Overseas			Domestic	Overseas
Number of registrations	4,341	435	804	138	348	55

III. Financial Information

1. Condensed consolidated financial results for the first six months of 2013

(In billions of Won)

Consolidated Statements of Comprehensive Income						Consolidated Statements of Financial Position
	Jan.- Jun. 2012		Jan.- Jun. 2013		Change (%)		As of Dec. 31, 2012	As of Jun. 30, 2013	Change (%)
Sales		23,013		25,475	10.7	Total Assets	146,153	152,140	4.1
Operating Income	r	2,302	r	436	81.0	Total Liabilities	95,089	102,197	7.5
Net Income	r	2,278	r	1,424	37.5	Total Equity	51,064	49,943	-2.2

2. Condensed separate financial results for the first six months of 2013

(In billions of Won)

Separate Statements of Comprehensive Income						Separate Statements of Financial Position
	Jan.- Jun. 2012		Jan.- Jun. 2013		Change (%)		As of Dec. 31, 2012	As of Jun. 30, 2013	Change (%)
Sales		22,992		25,334	10.2	Assets	96,235	96,733	0.5
Operating Income	r	4,547	r	2,050	54.9	Liabilities	54,964	56,855	3.4
Net Income	r	2,896	r	1,543	46.7	Equity	41,271	39,878	-3.4

IV. Auditor’s Opinion

1. Auditor’s opinion on consolidated and separate financial statements for the first six months of 2013: Unqualified

KPMG Samjong Accounting Corp. has been engaged as KEPCO’s auditors from 2013 for a term of three years until 2015.

Jan. 1, 2013 – Jun. 30, 2013	Jan. 1, 2012 – Dec. 31, 2012	Jan. 1, 2011 – Dec. 31, 2011
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

V. Board of Directors

1. Composition of board of directors: not more than 15 directors (with standing directors comprising less than the majority of the directors)

The Audit committee consists of one standing director and two non-standing directors

2. Board meetings and agenda

Number of meetings	Number of agendas	Classification
		Resolutions	Status	Reports	Status
8	22	17	Approved as proposed	5	Accepted as reported

Audit Committee: 7 meetings held where 19 agendas were discussed (of which, 8 were resolved as proposed and 11 were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Status	Type
2013. 1. 8	Amendments to the Regulation for Electricity Service related to electricity tariff adjustments	Approved as proposed	Resolution
2013. 1. 17	Plans to establish ICT Center in Naju	Approved as proposed	Resolution
	Investment plans for the Bylong coal mine in 2013	Approved as proposed	Resolution
2013. 2. 21	Contributions to AESIEAP	Approved as proposed	Resolution
	Approval of aggregate ceiling on remuneration for directors in 2013	Approved as proposed	Resolution
	Auditor’s report to the Board of Directors for fiscal year 2012	Accepted as reported	Report
2013. 3. 14	Approval of consolidated and separate financial statements for fiscal year 2012	Approved as proposed	Resolution
	Approval to call for the 52nd annual general meeting of shareholders	Approved as proposed	Resolution
	Annual report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
	Annual evaluation report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
2013. 4. 18	Plans to sell real estate holdings within 154kV Deokso substation	Approved as proposed	Resolution
	Plans to establish and invest in a holding company to conduct the Nghi Son project II in Vietnam	Approved as proposed	Resolution
2013. 5. 7	Approval to close the shareholders’ registry	Approved as proposed	Resolution
	Approval to call for the 53rd extraordinary general meeting of shareholders	Approved as proposed	Resolution
2013. 5. 16	Contributions to KEPCO Foundation for Healthcare	Revised proposal approved	Resolution
	Amendments to the regulation for remuneration and welfare	Approved as proposed	Resolution
	Plans to establish and invest in a holding company to conduct the Fujeij wind farm project in Jordan	Approved as proposed	Resolution
	Auditor’s report to the Board of Directors for the first quarter of 2013	Accepted as reported	Report
2013. 6. 20	Mid-to-long term financial management planning (2013-2017)	Approved as proposed	Resolution
	Sixth long-term plans for transmission and distribution facilities	Revised proposal approved	Resolution
	Settlement of the holding company in charge of the Norte project II	Approved as proposed	Resolution
	Report on the signing of the collective bargaining agreement for 2013	Accepted as reported	Report

4. Major activities of the Audit Committee

Date	Agenda	Status	Type
2013.1.8	Selection of independent auditors for fiscal years 2013 to 2015	Approved as proposed	Resolution
	Audit plans for fiscal year 2013	Approved as proposed	Resolution
	Education plans for auditors for 2013	Accepted as reported	Report
	Auditor’s report for fiscal year 2012	Accepted as reported	Report
2013.2.4	Joint selection of independent auditors for KEPCO, KHNP, and KOSPO for fiscal years 2013 to 2015	Approved as proposed	Resolution
	Power of attorney of the standing director and controller & auditor general	Accepted as reported	Report
2013.3.11	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Auditor’s report on the auditing results for the consolidated and separate financial statements for fiscal year 2012	Accepted as reported	Report
	Annual report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
	Annual evaluation report on internal control over financial reporting for fiscal year 2012	Accepted as reported	Report
	Results of joint selection of independent auditors for KEPCO, KHNP, and KOSPO for fiscal years 2013 to 2015	Accepted as reported	Report
2013.3.27	Approval of selection of independent auditors and auditing fees for fiscal years 2013 to 2015	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Auditor’s report for the auditing results of consolidated and separate Financial Statements for fiscal year 2012	Accepted as reported	Report
2013. 4. 25	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Auditor’s report for the first quarter of 2013	Accepted as reported	Report
2013. 4 29	Auditor’s report for fiscal year 2012 in accordance with U.S. GAAP	Accepted as reported	Report
	Report on the Form-20F for the fiscal year 2012 to be filed with the U.S. SEC	Accepted as reported	Report
2013. 6. 13	Auditor’s report on the agenda for the extraordinary meeting of shareholders	Approved as proposed	Resolution

An audit team, organized under the supervision of the audit committee, conducts internal audit with respect to the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspection with respect to the relevant division or office.

VI. Shareholders

1. List of shareholders as of May 22, 2013

		Number of shareholders	Shares Owned	Percentage
Korean Government		1	135,917,118	21.17%
Korea Finance Corporation		1	192,159,940	29.94%
National Pension Service		1	29,828,539	4.65%
KEPCO (held in the form of treasury stock)*		1	18,929,995	2.95%
Korea Resolution & Collection Corporation		1	8,710,933	1.36%
Public (non-Koreans)	Common shares	987	114,104,237	17.77%
	American depositary shares	1	34,432,285	5.36%
Public (Koreans)	Corporate	1,401	66,051,287	10.29%
	Individual	405,176	41,829,743	6.51%
Total		407,570	641,964,077	100.0%

*	Treasury stocks do not have voting rights. Number of shares with voting rights: 623,034,082

VII. Directors and Employees

1. Remuneration for directors

A. Aggregate ceiling on remuneration for directors approved by shareholders:

Won 2.1 billion

B. Actual amount paid to directors

Type	Number of directors	Total remuneration (Jan. 1, 2013 – Jun. 30, 2013)
Total	15	Won 1.0 billion

C. Stock option: None

2. Employees as of June 30, 2013

Employees			Average years of employment	Total remuneration (Jan. 1, 2013 – Jun. 30, 2013)
Regular	Contract	Total
19,439	361	19,800	18.9	Won 837 billion

VIII. Other information relating to the protection of investors

1. Number of shareholders’ meetings held in 2013: Twice

(One annual general meeting of shareholders held on March 29, 2013 / one extraordinary meeting of shareholders held on June 18, 2013)

2. Pending legal proceedings

Type	Number of cases	Litigation value
Cases where KEPCO and its subsidiaries and affiliates are acting as defendants	601	Won 427 billion
Cases where KEPCO and its subsidiaries and affiliates are acting as plaintiffs	135	Won 122 billion

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of June 30, 2013, the consolidated statements of comprehensive loss for the three-month and six-month periods ended June 30, 2013, the consolidated statement of changes in equity and cash flows for the six-month period ended June 30, 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors whose report thereon, dated March 21, 2013, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The consolidated statements of comprehensive loss for the three and six-month periods ended June 30, 2012, the consolidated statements of changes in equity and cash flows for six-month period ended June 30, 2012 were reviewed by other auditors whose report thereon, dated August 28, 2012, expressed that nothing came to their attention that caused them to believe that the consolidated interim financial statements referred to above were not presented fairly, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’. The Group restated the consolidated statement of comprehensive loss for the three and six-month periods ended June 30, 2012, in accordance with certain items as described in note 2(6) to the consolidated interim financial statements. As discussed in note 2(6) to the consolidated interim financial statements, the Group applied the amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the annual period for the year ended December 31, 2012. We were not engaged to audit, review or apply any procedures to the consolidated statement of financial position of the Group as of December 31, 2012 and the consolidated statements of comprehensive loss for the three and six-month periods ended June 30, 2012, including the changes in accounting policies described in note 2(6).

KPMG Samjong Accouting Corp.

Seoul, Korea

August 14, 2013

This report is effective as of August 14, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(Unaudited)

In millions of won	Note	June 30, 2013		December 31, 2012
Assets

Current assets :
Cash and cash equivalents	5,6,7,41	￦	2,320,168	1,954,949
Current financial assets	5,10,11,12,41		621,873	656,217
Trade and other receivables	5,8,14,20,41,43		5,791,152	7,184,625
Inventories	13		4,031,662	3,440,341
Income tax receivables	38		7,616	30,476
Current non-financial assets	15		913,799	664,047
Non-current assets held for sale			—	2,828

			13,686,270	13,933,483
Non-current assets :
Non-current financial assets	5,6,9,10,11,12,41		2,189,854	1,873,676
Non-current trade and other receivables	5,8,14,41,43		1,470,152	1,254,330
Property, plant and equipment	18,45		127,067,373	122,376,140
Investment properties	19		560,794	590,223
Goodwill	16		2,582	—
Intangible assets other than goodwill	21		863,085	883,814
Investments in joint ventures	4,17		987,466	908,593
Investments in associates	4,17		4,132,246	3,982,340
Deferred tax assets	38		389,406	209,783
Non-current non-financial assets	15		791,161	140,438

			138,454,119	132,219,337

Total assets	4	￦	152,140,389	146,152,820

Liabilities

Current liabilities :
Trade and other payables	5,22,24,41,43	￦	6,638,760	6,418,464
Short-term borrowings	5,23,41		3,149,353	689,310
Current financial liabilities	5,11,23,41,43		6,779,085	7,099,509
Income tax payables	38		384,277	334,053
Current non-financial liabilities	20,27,28		4,926,292	4,117,440
Current provisions	26,41		325,866	158,303

			22,203,633	18,817,079
Non-current liabilities :
Non-current trade and other payables	5,22,24,41,43		4,173,825	4,173,691
Non-current financial liabilities	5,11,23,41,43		49,426,415	46,050,766
Non-current non-financial liabilities	27,28		6,672,682	6,298,650
Employee benefits obligations	25,41		2,263,837	2,144,334
Deferred tax liabilities	38		5,048,938	5,433,292
Non-current provisions	26,41		12,407,871	12,170,806

			79,993,568	76,271,539

Total liabilities	4	￦	102,197,201	95,088,618

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2013 and December 31, 2012

(Unaudited)

In millions of won	Note	June 30, 2013		December 31, 2012

Equity

Contributed capital :	1,29,41
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings :	30
Legal reserves			1,603,919	1,603,919
Voluntary reserves			22,753,161	25,961,315
Retained earnings before appropriations			6,753,442	4,999,049

			31,110,522	32,564,283

Other components of equity :	31
Other capital surpluses			694,423	705,448
Accumulated other comprehensive income			253,263	11,957
Treasury stocks			(741,489)	(741,489)
Other equity			13,294,990	13,294,990

			13,501,187	13,270,906

Equity attributable to owners of the Company			48,665,287	49,888,767

Non-controlling interests	16		1,277,901	1,175,435

Total equity		￦	49,943,188	51,064,202

Total liabilities and equity		￦	152,140,389	146,152,820

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Loss

For the three and six-month periods ended June 30, 2013 and 2012

(Unaudited)

In millions of won		June 30, 2013			June 30, 2012
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Sales	2,4,32,41,43
Sales of goods		￦	10,938,507	24,172,866	9,523,349	21,806,902
Sales of services			70,332	150,704	90,235	169,765
Sales of construction services	20		587,478	993,258	385,198	888,420
Revenue related to transfer of assets from customers			79,947	158,534	73,443	147,631

			11,676,264	25,475,362	10,072,225	23,012,718

Cost of sales	2,13,25,39,43
Cost of sales of goods			(11,709,575)	(23,974,344)	(11,233,259)	(23,516,779)
Cost of sales of services			(62,187)	(133,489)	(88,930)	(164,474)
Cost of sales of construction services			(552,704)	(916,318)	(360,572)	(782,629)

			(12,324,466)	(25,024,151)	(11,682,761)	(24,463,882)

Gross profit (loss)			(648,202)	451,211	(1,610,536)	(1,451,164)

Selling and administrative expenses	25,33,39,43		(445,945)	(887,589)	(449,766)	(850,912)

Operating loss	2,4, 48		(1,094,147)	(436,378)	(2,060,302)	(2,302,076)

Other income	2, 34		88,596	176,655	103,272	204,442

Other expenses	34		(8,933)	(26,146)	(17,472)	(39,409)

Other profit	35		6,645	39,528	18,187	75,372

Finance income	5,11,36		293,295	728,144	222,059	305,814

Finance costs	5,11,37		(1,023,824)	(2,083,367)	(714,155)	(1,225,486)

Equity method income (loss) of associates and joint ventures
Share in income of associates and joint ventures	17		17,466	117,226	86,844	186,922
Gains on disposal of investments in associates and joint ventures	17		4	4	—	—
Share in loss of associates and joint ventures	17		(13,678)	(42,197)	—	(13,653)
Losses on disposal of investments in associates and joint ventures	17		(1,134)	(1,134)	(282)	(282)
Impairment losses on investments in associates and joint ventures	17		(2,492)	(2,492)	—	—

			166	71,407	86,562	172,987

Loss before income tax			(1,738,202)	(1,530,157)	(2,361,849)	(2,808,356)

Income tax benefit	38		(153,350)	(105,730)	(596,714)	(530,364)

Loss for the period		￦	(1,584,852)	(1,424,427)	(1,765,135)	(2,277,992)

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Loss, Continued

For the three and six-month periods ended June 30, 2013 and 2012

(Unaudited)

In millions of won, except per share information		June 30, 2013			June 30, 2012
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Other comprehensive income (loss)	5,11,25,31
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial profits (losses), net of tax	25,30	￦	123,714	25,497	(47,695)	(63,678)
Share in other comprehensive Income (loss) of associates and joint ventures, net of tax	30		(538)	47	(245)	279
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	31		64,579	93,199	(104,815)	(102,443)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,31		(28,542)	(29,911)	(21,079)	(9,911)
Foreign currency translation of foreign operations, net of tax	31		40,333	100,006	(5,780)	(476)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		52,752	109,955	(28,332)	(43,515)

Other comprehensive income (loss), net of tax			252,298	298,793	(207,946)	(219,744)

Total comprehensive loss for the period		￦	(1,332,554)	(1,125,634)	(1,973,081)	(2,497,736)

Profit (loss) attributable to:
Owners of the Company	40	￦	(1,613,819)	(1,480,519)	(1,784,299)	(2,322,429)
Non-controlling interests			28,967	56,092	19,164	44,437

		￦	(1,584,852)	(1,424,427)	(1,765,135)	(2,277,992)

Total comprehensive profit (loss) attributable to:
Owners of the Company		￦	(1,380,454)	(1,212,456)	(1,981,497)	(2,531,390)
Non-controlling interests			47,900	86,822	8,416	33,654

		￦	(1,332,554)	(1,125,634)	(1,973,081)	(2,497,736)

Loss per share	40
Basic and diluted loss per share		￦	(2,590)	(2,376)	(2,864)	(3,728)

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2012

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-	Total equity
	Contributed Capital		Retained earnings	Other components of equity	Subtotal	controlling interests

Balance at January 1, 2012	￦	4,053,578	35,769,094	13,447,624	53,270,296	533,654	53,803,950

Total comprehensive income for the period:
Profit (loss) for the period		—	(2,322,429)	—	(2,322,429)	44,437	(2,277,992)
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial losses, net of tax		—	(60,345)	—	(60,345)	(3,333)	(63,678)
Share in other comprehensive income of associates and joint ventures, net of tax		—	279	—	279	—	279
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(102,419)	(102,419)	(24)	(102,443)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	1,234	1,234	(11,145)	(9,911)
Foreign currency translation of foreign operations, net of tax		—	—	(4,249)	(4,249)	3,773	(476)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(43,461)	(43,461)	(54)	(43,515)
Transactions with owners of the Company, recognized directly in equity:
Dividends paid		—	—	—	—	(53,915)	(53,915)
Issuance of share capital		—	—	—	—	77,092	77,092
Changes in consolidation scope		—	—	—	—	7,204	7,204
Others		—	—	—	—	(726)	(726)

Balance at June 30, 2012	￦	4,053,578	33,386,599	13,298,729	50,738,906	596,963	51,335,869

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month period ended June 30, 2013

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-
	Contributed Capital		Retained earnings	Other components of equity	Subtotal	controlling Interests	Total equity

Balance at January 1, 2013	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

Total comprehensive income for the period:
Profit (loss) for the period		—	(1,480,519)	—	(1,480,519)	56,092	(1,424,427)
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial profits (losses), net of tax		—	26,711	—	26,711	(1,214)	25,497
Share in other comprehensive income of associates and joint ventures, net of tax		—	47	—	47	—	47
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	93,273	93,273	(74)	93,199
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(35,839)	(35,839)	5,928	(29,911)
Foreign currency translation of foreign operations, net of tax		—	—	74,067	74,067	25,939	100,006
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	109,805	109,805	150	109,955
Transactions with owners of the Company, recognized directly in equity:
Dividends paid		—	—	—	—	(41,815)	(41,815)
Issuance of share capital		—	—	—	—	59,892	59,892
Changes in consolidation scope		—	—	(10,743)	(10,743)	4,882	(5,861)
Dividends paid (hybrid securities)		—	—	—	—	(8,227)	(8,227)
Others		—	—	(282)	(282)	913	631

Balance at June 30, 2013	￦	4,053,578	31,110,522	13,501,187	48,665,287	1,277,901	49,943,188

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

In millions of won	2013		2012

Cash flows from operating activities
Loss for the period	￦	(1,424,427)	(2,277,992)

Adjustments for:
Income tax expense		(105,730)	(530,364)
Depreciation		3,622,834	3,433,290
Amortization		44,044	45,489
Employee benefit expense, net		186,946	170,324
Bad debt expense		15,433	16,989
Interest expense		1,195,607	1,136,058
Losses on disposal of property, plant and equipment		24,308	22,595
Losses on abandonment of property, plant, and equipment		130,807	121,706
Impairment losses on property, plant and equipment		1,161	—
Impairment losses on intangible assets		2	18
Accretion expense to provisions, net		248,771	79,994
Losses on foreign currency translation, net		692,571	2,745
Valuation and transaction gains on derivative instruments, net		(503,688)	(86,005)
Share in income of associates and joint ventures, net		(75,029)	(173,269)
Gain on sale of financial assets		—	(189)
Gain on sale of property, plant and equipment		(22,180)	(18,789)
Losses on disposal of investments in associates and joint ventures, net		1,138	282
Impairment losses on investments in associates and joint ventures		2,492	—
Interest income		(97,198)	(89,048)
Dividends income		(9,784)	(23,277)
Impairment losses on available-for-sale financial assets		10,673	—
Others, net		(19,931)	(11,116)

		5,343,247	4,097,433

Changes in:
Trade receivables		1,261,288	210,018
Other receivables – non trade		68,076	(115,793)
Accrued income		10,183	(37,654)
Other receivables		2,222	16,009
Other current assets		(235,657)	(497,266)
Inventories		(669,844)	(355,062)
Other non-current assets		(598,573)	155,047
Trade payables		(122,711)	31,885
Other payables		146,255	663,613
Accrued expenses		28,729	(34,273)
Other current liabilities		1,288,686	301,920
Other non-current liabilities		193,652	387,928
Disposal of investments in associates and joint ventures		45,602	31,138
Provisions		(32,543)	(35,229)
Payments of employee benefit obligations		(61,195)	(121,530)
Plan assets		4,182	(19,508)

	￦	1,328,352	581,243

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statement

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

In millions of won	2013		2012

Cash generated from operating activities
Dividends received	￦	78,556	10,439
Interest paid		(1,247,030)	(1,227,139)
Interest received		8,243	63,166
Income taxes paid		(367,066)	(142,843)

Net cash from operating activities		3,719,875	1,104,307

Cash flows investing activities
Proceeds from disposals of subsidiaries, associates and joint ventures		83	—
Acquisition of subsidiaries, associates and joint ventures		(121,185)	(199,249)
Proceeds from disposals of property, plant and equipment		28,277	9,855
Acquisition of property, plant and equipment		(7,997,290)	(6,787,811)
Proceeds from disposals of intangible assets		16	1,412
Acquisition of intangible assets		(39,089)	(17,107)
Acquisition of goodwill		(2,582)	—
Proceeds from disposals of Financial assets		176,402	328,340
Acquisition of Financial assets		(256,285)	(355,575)
Increase in loans, net		(85,385)	3,674
Increase in deposits, net		6,226	(34,914)
Increase of government grants		18,021	31,110
Business acquisition, net of cash acquired		—	3,243
Others, net		(117,896)	(119,933)

Net cash used in investing activities		(8,390,687)	(7,136,955)

Cash flows from financing activities
Proceeds from short-term borrowings, net		2,432,350	1,918,462
Proceeds from long-term borrowings and debt securities		7,312,227	7,778,697
Repayment of long-term borrowings and debt securities		(4,741,108)	(2,479,431)
Payment of finance lease liabilities		(60,897)	(62,314)
Settlement of derivative instruments, net		91,220	14,128
Contributed capital from non-controlling interests, net		59,189	77,508
Dividends paid (hybrid securities)		(10,102)	—
Dividends paid		(41,815)	(54,480)
Others, net		(1,373)	(1,842)

Net cash from financing activities		5,039,691	7,190,728

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		368,879	1,158,080

Effect of exchange rate fluctuations on cash held		(3,660)	(1,434)

Net increase in cash and cash equivalents		365,219	1,156,646

Cash and cash equivalents at January 1		1,954,949	1,387,921

Cash and cash equivalents at June 30	￦	2,320,168	2,544,567

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statement

For the six-month periods ended June 30, 2013 and 2012

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (the “Company”), controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) No. 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company also provides power plant construction services. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2013, the Company’s share capital amounts to ￦3,209,820 million and the Company’s shareholders’:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	135,917,118	21.17%
Korea Finance Corporation	192,159,940	29.94%
Foreign investors	148,536,522	23.13%
Other	165,350,497	25.76%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These consolidated interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. The notes are included to explain events and transactions to give the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Continued operation of Wolseong #1 nuclear power plant

The Group owns Wolseong #1 nuclear power plant, which started its operation on November 21, 1982, and completed its operation on November 20, 2012, maxing out the permitted operation period of 30 years. As of December 31, 2012, the Group is in the process of obtaining safety assessments to obtain an approval from the Nuclear Safety and Security Commission for resuming the plant’s operating for the 2nd operation term. The Group has prepared the accompanying financial statements assuming that the plant will operate for the next 10 years.

(ii)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Under the Korean Electricity Business Act (EBA) Article 94, the Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(iii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carry forward periods.

(iv)	Valuations of financial instruments at fair values

As described in Note 41, the Group uses inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 41 explains the assumptions used for valuations of financial instruments and sensitivity analysis of these assumptions.

(v)	Employee benefit costs

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated.

(vi)	Unbilled revenue

Energy delivered but not yet metered, and the quantities of energy delivered but not yet measured and not billed are calculated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of June 30, 2013 and 2012 is ￦1,193,718 million and ￦967,863 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

(i)	K-IFRS No.1110, ‘Consolidated Financial Statements’

The Group adopted K-IFRS No.1110, ‘Consolidated Financial Statements’ since January 1, 2013. As a result, the Group changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

The standard includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

Management believes that the impact of adoption of the standard on the Group’s consolidated financial statements is not significant.

(ii)	K-IFRS No.1111, ‘Joint Arrangements’

The Group adopted K-IFRS No.1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

The Group classified ownership of joint arrangements into two types – joint operations and joint ventures according to rights to the assets and obligations for the liabilities, relating to the arrangement. Management believes that there are no impacts of the adoption of the standard on the Group’s consolidated financial statements since all arrangements are considered as joint ventures and equity method accounting was applied in prior years.

(iii)	K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The Group adopted K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(iv)	Amendments to K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(v)	K-IFRS No. 1113, ‘Fair Value Measurement’

The Group adopted K-IFRS No.1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

2.	Basis of Preparation, Continued

(6)	Impact of change in accounting policy

The accompanying consolidated statements of comprehensive loss for the three-month and six-month periods ended June 30, 2012 have been restated for the following changes:

(i)	Presentation of financial statements

The Group has adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The Group’s operating loss is calculated as revenue less: (1) cost of goods sold, and (2) selling, general and administrative expenses, and is presented separately in the consolidated statement of comprehensive income.

The Group restated the accompanying consolidated statements of comprehensive loss for the three-month and six-month periods ended June 30, 2012, as follows:

In millions of won	June 30, 2012
	Three-Month Period ended		Six-Month Period ended

Operating loss before adoption of the amendment	￦	(1,956,315)	(2,061,671)
Differences
Other income
Reversal of other provisions		—	(837)
Reversal of allowance for doubtful accounts		(3,749)	(3,749)
Gains on assets contributed		(793)	(815)
Gains on liabilities exempted		(595)	(603)
Compensation and reparations revenue		(36,719)	(64,957)
Gains on electricity infrastructure development fund		(8,918)	(17,210)
Revenue from research contracts		(1,940)	(3,459)
Rental income		(46,497)	(91,843)
Others		(4,061)	(20,969)
Other expense
Accretion expenses of other provisions		32	71
Depreciation expenses on investment properties		239	470
Depreciation expenses on idle assets		1,655	3,307
Donations		2,735	16,334
Others		12,811	19,227
Other Loss
Gains on disposal of property, plant and equipment		(9,646)	(18,789)
Gains on disposal of other non-current assets		—	(584)
Reversal of impairment loss on intangible assets		—	(2)
Gains on foreign currency translation		(9,385)	(5,404)
Gains on foreign currency transaction		(6,616)	(32,810)
Gains on insurance		—	(5,375)
Other profits		(48,817)	(95,690)
Losses on disposal of property, plant and equipment		18,035	22,595
Losses on disposal of intangible assets		5	8
Losses on impairment of intangible assets		18	18
Losses on foreign currency translation		—	2,119
Losses on foreign currency transaction		32,023	40,942
Other losses		6,196	17,600

Operating loss after adoption of the amendment	￦	(2,060,302)	(2,302,076)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

2.	Basis of Preparation, Continued

(6)	Impact of change in accounting policy, continued

(ii)	Reclassficiation of other comprehensive income

The Group early adopted K-IFRS No. 1001 ‘Presentation of financial statement’, which requires items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of comprehensive income for the six-month period ended June 30, 2012.

(iii)	Fuel cost adjustment

As of July 1, 2011, the Korean government approved a fuel cost pass-through adjustment (“FCPTA”), allowing the Group to ultimately pass-through increases in fuel costs to customers. Currently, the Korean government has issued a temporary hold-order on the Group in collecting on the pass-through of fuel cost from customers, as a means to stabilizing inflation in Korea. The Group recorded unbilled FCPTA amounts as a deduction of the relevant cost and recognized them as a related non-current non-financial asset, and restated the consolidated statements of comprehensive loss for the three-month and six-month periods ended June 30, 2012 to improve comparability. The impact of the restatement was a decrease in sales and cost of sales by ￦1,050,203 million.

(iv)	Revenue related to transfer of assets from customers

As noted above, the amendments to K-IFRS No. 1001 ‘Presentation of financial statements’ requires operating profit (loss) to be calculated by revenue less: 1) cost of goods sold, and 2) selling, general and administrative expenses. However, according to “accounting guidelines for public enterprises and quasi-government agencies” prepared and distributed by the Ministry of Strategy and Finance in November 2012, the revenue related to the transfer of assets from customers was classified as other income. However, since it is not included in the items to be excluded from operating income per the amendments to K-IFRS No. 1001, it has been reclassified to sales in the accompanying consolidated statements of comprehensive loss. The financial statements for the three-month and six-month periods ended June 30, 2012 have been restated to improve comparability. The impact of the restatement was an increase in sales to ￦147,631 million and a decrease in other income by ￦147,631 million, for the six-month period ended June 30, 2012.

The Group applied these changes in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of comprehensive income for the six-month periods ended June 30, 2012. The impact of reclassification of FCPTA and customer’s donation is as below:

In millions of won	Before			After		Difference
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Sales	￦	10,612,260	23,915,290	10,072,225	23,012,718	(540,035)	(902,572)
Cost of sales		12,296,239	25,514,085	11,682,761	24,463,882	613,478	1,050,203
Other income		176,715	352,073	103,272	204,442	(73,443)	(147,631)

(7)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual period beginning after January 1, 2013, and the Group has not early adopted them.

Amendments to K-IFRS No.1032 – Financial Instruments: Disclosures

The amendments to K-IFRS No.1032 will require changes to the presentation of offsetting financial assets and financial liabilities. The amendments to K-IFRS No.1032 are effective for annual periods beginning on or after January 1, 2014. The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies

(1)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including special purpose entities) controlled by the Group (or its subsidiary). The Group applied control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

Income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used the Group.

Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown in notes.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS No.1039 ‘Financial Instruments’: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘ Income Taxes’ and K-IFRS 1019, ‘ Employee Benefits’ respectively;

•	Assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and if it entitles the holder to a proportionate share of the entity’s net assets in an event of a liquidation, the non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in K-IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS No.1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS No.1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

After the disposal takes place, the Group shall account for any retained interest in associates in accordance with K-IFRS No.1039 ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS No.1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS No.1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS No.1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a Group entity transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

(4)	Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement.

If the Group is a joint operator, the Group is to recognizes and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the Group is joint ventures, the Group is to account for that investment using the equity method accounting (see note 3 (3)), except when the Group is applicable to the K-IFRS No.1105 ‘Non-current Assets Held for Sale’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, and are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

(i)	Sales of Goods

The Korean government approves the rates the Group charges to the customers, for the Group’s power transmission and distribution division. The Group’s utility rates are designed to recover the Groups reasonable costs plus a fair investment return. The Group’s power generation rates are determined in the market.

The Group recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Group estimates daily power volumes for residential, commercial, general, etc electricity. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the next month period.

(ii)	Sales of Service

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that measures reliably the services performed. Refer to note 2 (4) below for Construction contract related revenue recognition.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Group’s policy for recognition of revenue from operating leases is described in note 3 (8) below.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(6)	Revenue, continued

(v)	Deferral of revenue – Transfer of assets from customers

The Group recovers a substantial amount of the cost related to its electric power distribution facilities from customers through transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Group believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of assets from customers’ when the Group receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Group defers the amounts received, which are then recognized as revenue over the transferred asset’s useful life.

(7)	Construction service revenue

The Group provides services related to the construction of power plants of facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Group as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Group as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies, continued

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(12)	Employee benefits

(i)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid.

(ii)	Retirement benefits: defined benefit plans

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial system” developed by independent actuaries using the projected unit credit method.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income.

For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. Past service cost is recognized as an expense at the earlier of the following dates: (a) when the plan amendment or curtailment occurs; (b) when the company recognizes related restructuring costs or termination benefits.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(13)	Income taxes, continued

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets with indefinite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	—	Unit of production
Others	4 ~ 20, 50	Straight

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

(17)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest Group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Impairment of non-financial assets, continued

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(18)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(19)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for Polychlorinated Biphenyls (“PCB”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(19)	Provisions, continued

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provisions for power plant regional support program

In accordance with regulations on nuclear and hydro-electric power plants’ social responsibility to support the surrounding communities of the power plants sites; KHNP, the Group’s nuclear generation subsidiary, accrues 0.25won per KWH of KHNP’s generation volume as a provision for power plant regional support program. Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs.

(20)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Non-derivative financial assets, continued

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a Group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Group’s documented risk management or investment strategy, and information about the Grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS No. 1039, Financial Instruments; Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Non-derivative financial assets, continued

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Non-derivative financial assets, continued

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in income or loss are not reversed through income or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through income or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

On de-recognition of a financial asset other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial liabilities and equity instruments issued by the Group

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	it has been acquired principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a Group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the Grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial liabilities and equity instruments issued by the Group, continued

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS No. 1037, ‘ Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS No. 1018, ‘ Revenue’.

(vii)	De-recognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(22)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Derivative financial instruments, including hedge accounting, continued

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of reverse for gains (loss) on valuation of derivatives. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

4.	Segment Information

(1)	Assets, liabilities, revenue and expenses

The Group’s segments are classified at the business unit level, at which the Group generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group’s reporting segments, in accordance with K-IFRS No. 1108, are ‘Electric power generation (Nuclear)’, Electric power generation (Non-nuclear)’, Transmission and distribution, and ‘Others’; others mainly represents the business unit that manages the Group’s foreign operations.

Transactions that occur between each segment are based on arms-length transactions priced at market prices that would be applicable to an independent third-party. The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 3.

(2)	Sales, income and profit (loss) of the segments for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won
June 30, 2013
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating income (loss)		Depreciation and amortization
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Electric power generation (Nuclear)	￦	1,766,337	3,778,054	1,766,337	3,749,941	—	28,113	147,703	701,635	686,693	1,381,156
Electric power generation (Non-nuclear)		6,933,283	14,563,991	6,862,717	14,336,749	70,566	227,242	259,892	853,309	473,141	946,091

Transmission and distribution		11,700,705	25,333,679	272,139	479,509	11,428,566	24,854,170	(1,570,842)	(2,049,783)	658,816	1,312,764

Others		726,644	1,309,416	549,512	943,579	177,132	365,837	105,440	172,167	21,198	42,088

Consolidation adjustments		(9,450,705)	(19,509,778)	(9,450,705)	(19,509,778)	—	—	(36,340)	(113,706)	(7,796)	(15,221)

	￦	11,676,264	25,475,362	—	—	11,676,264	25,475,362	(1,094,147)	(436,378)	1,832,052	3,666,878

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

4.	Segment Information, Continued

(2)	Sales, income and profit (loss) of the segments for the three and six-month periods ended June 30, 2013 and 2012 are as follows, continued:

In millions of won
June 30, 2012
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating income (loss)		Depreciation and amortization
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Electric power generation (Nuclear)	￦	1,720,170	3,656,726	1,715,542	3,649,328	4,628	7,398	367,767	850,167	579,288	1,210,616
Electric power generation (Non-nuclear)		6,950,429	15,833,668	6,900,891	15,650,810	49,538	182,858	(66,897)	1,261,712	473,272	932,305

Transmission and distribution		10,095,719	22,991,806	264,054	512,137	9,831,665	22,479,669	(2,418,269)	(4,547,406)	655,291	1,307,872

Others		675,550	1,255,538	489,156	912,745	186,394	342,793	110,164	217,851	19,587	38,125

Consolidation adjustments		(9,369,643)	(20,725,020)	(9,369,643)	(20,725,020)	—	—	(53,067)	(84,400)	(5,201)	(10,139)

	￦	10,072,225	23,012,718	—	—	10,072,225	23,012,718	(2,060,302)	(2,302,076)	1,722,237	3,478,779

(*)	Revenue and operating loss has been restated, see note 2(6).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

4.	Segment Information, Continued

(3)	Total assets and liabilities of the segments as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
June 30, 2013
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Electric power generation (Nuclear)	￦	46,272,099	—	1,432,598	25,710,255
Electric power generation (Non-nuclear)		34,446,704	1,087,714	3,292,418	17,734,945
Transmission and distribution		96,732,558	3,984,115	2,915,485	56,854,694
Others		8,673,288	47,883	395,548	3,254,317
Consolidation adjustments		(33,984,260)	—	2,912	(1,357,010)

	￦	152,140,389	5,119,712	8,038,961	102,197,201

In millions of won
December 31, 2012
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Electric power generation (Nuclear)	￦	45,061,851	—	2,928,345	24,638,944
Electric power generation (Non-nuclear)		31,214,058	986,343	3,735,111	14,640,938
Transmission and distribution		96,234,698	3,865,492	4,368,190	54,963,618

Others		7,655,810	39,098	718,966	2,637,369

Consolidation adjustments		(34,013,597)	—	(236,063)	(1,792,251)

	￦	146,152,820	4,890,933	11,514,549	95,088,618

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

4.	Segment Information, Continued

(4)	Geographic information

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. Geographical information on revenue from external customers for the three and six-mo nth periods ended June 30, 2013 and 2012 and non-current assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Geographical unit	Revenue from external customers					Non-current assets (*2)
	June 30, 2013			June 30, 2012		June 30, 2013	December 31, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Domestic	￦	11,064,912	24,394,080	9,620,702	21,987,002	129,475,459	124,433,063
Overseas (*1)		611,352	1,081,282	451,523	1,025,716	4,929,248	4,448,484

	￦	11,676,264	25,475,362	10,072,225	23,012,718	134,404,707	128,881,547

(*1)	Middle East and Asia make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on key clients

There is no individual client comprising more than 10% of the Group’s revenue for the six-month periods ended June 30, 2013 and 2012.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets:
Cash and cash equivalents	￦	—	2,320,168	—	—	—	2,320,168
Current financial assets

Held-to-maturity investments		—	—	—	220	—	220
Derivative assets		19,114	—	—	—	—	19,114
Other financial assets		—	602,539	—	—	—	602,539

Trade and other receivables		—	5,791,152	—	—	—	5,791,152

		19,114	8,713,859	—	220	—	8,733,193

Non-current assets:

Non-current financial assets

Available-for-sale financial assets		—	—	1,261,856	—	—	1,261,856

Held-to-maturity investments		—	—	—	1,893	—	1,893
Derivative assets		66,719	—	—	—	182,517	249,236
Other financial assets		—	676,869	—	—	—	676,869

Trade and other receivables		—	1,470,152	—	—	—	1,470,152

		66,719	2,147,021	1,261,856	1,893	182,517	3,660,006

	￦	85,833	10,860,880	1,261,856	2,113	182,517	12,393,199

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won	December 31, 2012
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets:
Cash and cash equivalents	￦	—	1,954,949	—	—	—	1,954,949
Current financial assets

Held-to-maturity investments		—	—	—	196	—	196
Derivative assets		52,061	—	—	—	63,945	116,006
Other financial assets		—	540,015	—	—	—	540,015

Trade and other receivables		—	7,184,625	—	—	—	7,184,625
		52,061	9,679,589	—	196	63,945	9,795,791

Non-current assets:

Non- current financial assets

Available-for-sale financial assets		—	—	1,141,194	—	—	1,141,194

Held-to-maturity investments		—	—	—	2,020	—	2,020
Derivative assets		3,830	—	—	—	123,866	127,696
Other financial assets		—	602,766	—	—	—	602,766

Trade and other receivables		—	1,254,330	—	—	—	1,254,330

		3,830	1,857,096	1,141,194	2,020	123,866	3,128,006

	￦	55,891	11,536,685	1,141,194	2,216	187,811	12,923,797

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities:
Borrowings	￦	—	3,847,358	—	3,847,358
Debt securities		—	5,979,846	—	5,979,846
Derivative liabilities		97,968	—	3,266	101,234
Trade and other payables		—	6,638,760	—	6,638,760

		97,968	16,465,964	3,266	16,567,198

Non-current liabilities:
Borrowings		—	5,018,652	—	5,018,652
Debt securities		—	44,219,721	—	44,219,721
Derivative liabilities		72,002	—	116,040	188,042
Trade and other payables		—	4,173,825	—	4,173,825

		72,002	53,412,198	116,040	53,600,240

	￦	169,970	69,878,162	119,306	70,167,438

In millions of won	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current Liabilities:
Borrowings	￦	—	2,215,961	—	2,215,961
Debt securities		—	5,478,720	—	5,478,720
Derivative liabilities		46,939	—	47,199	94,138
Trade and other payables		—	6,418,464	—	6,418,464

		46,939	14,113,145	47,199	14,207,283

Non-current Liabilities:
Borrowings		—	4,674,935	—	4,674,935
Debt securities		—	40,849,793	—	40,849,793
Derivative liabilities		322,199	—	203,839	526,038
Trade and other payables		—	4,173,691	—	4,173,691

		322,199	49,698,419	203,839	50,224,457

	￦	369,138	63,811,564	251,038	64,431,740

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won		June 30, 2013			June 30, 2012
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Cash and cash equivalents	Interest income	￦	18,842	40,846	22,585	38,019
Available-for-sale financial assets	Dividends income		423	9,784	16,716	23,277
	Interest income		283	810	—	—
Held-to-maturity investments	Interest income		16	31	18	35
Loans and receivables (Including Trade and other receivables)	Interest income		27,395	55,511	25,062	50,994
Financial assets at fair value through profit or loss	Gains on valuation of derivatives		87,404	130,636	64,026	71,652
	Gains on transaction of derivatives		5,222	12,656	16,007	7,614
	Gains on disposal of financial assets		—	—	—	189
Derivative assets (using hedge accounting)	Gains on valuation of derivatives (profit or loss)		13,054	92,776	33,022	16,009
	Gains (losses) on valuation of derivatives (equity, before tax)		(23,427)	(29,834)	(940)	17,772
	Gains on transaction of derivatives		—	5,220	74	426
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(432,537)	(860,872)	(448,378)	(881,137)
	Interest expense of trade and other payables		(26,187)	(52,410)	(31,076)	(60,493)
	Interest expense of others		(141,600)	(282,325)	(95,300)	(194,428)
Financial liabilities at fair value through profit or loss	Gains (losses) on valuation of derivatives		(14,521)	101,542	8,660	(3,387)
	Gains on transaction of derivatives		14,467	14,598	2,961	502
Derivative liabilities (using hedge accounting)	Gains (losses) on valuation of derivatives (profit or loss)		67,638	117,618	10,183	(3,765)
	Gains on valuation of derivatives (equity, before tax)		(40,727)	(37,065)	(26,883)	(26,000)
	Gains (losses) on transaction of derivatives		26,627	28,642	(350)	(3,046)

6.	Restricted Deposits

Restricted deposits as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won		June 30, 2013		December 31, 2012

Cash and cash equivalents	Escrow accounts	￦	78,138	72,979
Cash and cash equivalents	Collateral provided for lawsuit		330	329
Long-term financial instruments	Guarantee deposits for checking account		5	5
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		325	303

		￦	78,798	73,616

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Cash	￦	918,581	734,986
Cash equivalents		1,402,693	1,249,704
Government grants		(1,106)	(29,741)

	￦	2,320,168	1,954,949

8.	Trade and Other receivables

(1)	Trade and other receivables as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	5,470,837	(50,648)	(249)	5,419,940
Other receivables		420,474	(46,638)	(2,624)	371,212

		5,891,311	(97,286)	(2,873)	5,791,152

Non-current assets
Trade receivables		472,560	—	(50)	472,510
Other receivables		1,051,312	(48,325)	(5,345)	997,642

		1,523,872	(48,325)	(5,395)	1,470,152

	￦	7,415,183	(145,611)	(8,268)	7,261,304

In millions of won	December 31, 2012
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	6,776,526	(47,312)	(416)	6,728,798
Other receivables		504,067	(45,791)	(2,449)	455,827

		7,280,593	(93,103)	(2,865)	7,184,625

Non-current assets
Trade receivables		451,179	—	(144)	451,035
Other receivables		989,445	(179,287)	(6,863)	803,295

		1,440,624	(179,287)	(7,007)	1,254,330

	￦	8,721,217	(272,390)	(9,872)	8,438,955

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

8.	Trade and Other receivables, Continued

(2)	Other receivables as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Other receivables	￦	158,031	(46,638)	—	111,393
Accrued income		92,495	—	—	92,495
Deposits		161,694	—	(2,624)	159,070
Finance lease receivables		6,060	—	—	6,060
Others		2,194	—	—	2,194

		420,474	(46,638)	(2,624)	371,212

Non-current assets
Other receivables		92,380	(7,573)	—	84,807
Deposits		214,260	—	(5,344)	208,916
Finance lease receivables		441,042	—	—	441,042
Others		303,630	(40,752)	—	262,878

		1,051,312	(48,325)	(5,344)	997,643

	￦	1,471,786	(94,963)	(7,968)	1,368,855

In millions of won	December 31, 2012
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Other receivables	￦	294,989	(45,791)	—	249,198
Accrued income		42,067	—	—	42,067
Deposits		160,801	—	(2,449)	158,352
Finance lease receivables		4,134	—	—	4,134
Others		2,076	—	—	2,076

		504,067	(45,791)	(2,449)	455,827

Non-current assets
Other receivables		57,386	(1,684)	—	55,702
Deposits		224,112	—	(6,863)	217,249
Finance lease receivables		389,326	—	—	389,326
Others		318,621	(177,603)	—	141,018

		989,445	(179,287)	(6,863)	803,295

	￦	1,493,512	(225,078)	(9,312)	1,259,122

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a 2.0% interest rate on the overdue trade receivables. The Group holds deposits of three-months’ expected electricity rate for customers requesting temporary usage and customers with past defaulted payment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

8.	Trade and Other receivables, Continued

(3)	Aging analysis of trade receivables as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012
Trade receivables: (not overdue, not impaired)	￦	5,804,175	7,125,836

Less than 60 days		12	4
60 ~ 90 days		37,093	33,124
90 ~ 120 days		15,111	9,853
120 days ~ 1 year		58,178	25,621
Over 1 year		28,828	33,267

Trade receivables: (impairment reviewed)		139,222	101,869

		5,943,397	7,227,705

Less allowance for doubtful accounts		(50,648)	(47,312)
Less present value discount		(300)	(560)

	￦	5,892,449	7,179,833

The Group assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts; which includes impairment for trade receivables that are individually significant and incurred but not identified as impairment for the Group of trade receivables with similar credit risk characteristics.

The Group considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012
Other receivables: (not overdue, not impaired)	￦	1,386,031	1,252,525

Less than 60 days		20,196	—
60 ~ 90 days		17,283	7,430
90 ~ 120 days		133	1,870
120 days ~ 1 year		6,458	5,520
Over 1 year		41,685	226,167

Other receivables: (impairment reviewed)		85,755	240,987

		1,471,786	1,493,512

Less allowance for doubtful accounts		(94,963)	(225,078)
Less present value discount		(7,968)	(9,312)

	￦	1,368,855	1,259,122

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

8.	Trade and Other receivables, Continued

(5)	Changes in allowance for doubtful accounts for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	￦	47,312	225,078	24,586	203,198
Bad debt expense		9,857	5,576	37,447	3,994
Write off		(6,521)	(231)	(14,721)	(3,331)
Reversal		—	—	—	(152)
Others (*)		—	(135,460)	—	21,369

Ending balance	￦	50,648	94,963	47,312	225,078

(*)	The allowance on the loan was converted to cumulative equity method loss when loan was converted to investment in associates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

9.	Available-for-sale Financial Assets

Available-for-sale financial assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won		June 30, 2013			December 31, 2012
	Ownership	Current		Non-current	Current	Non-current
Equity Securities
Listed:
Kwanglim Co., Ltd.	0.44%	￦	—	174	—	168
Sungjee Construction. Co., Ltd.	0.01%		—	10	—	5
Korea District Heating Corp. (*1)	19.55%		—	203,766	—	167,541
Ssangyong Motor Co., Ltd.	0.03%		—	344	—	205
LG Uplus Corporation (*1)	8.80%		—	458,992	—	299,593
Fission Uranium Corp.	0.52%		—	571	—	533
Denison Mines Corp.	12.63%		—	77,995	—	76,765
Energy Fuel INC	9.39%		—	11,258	—	12,425
PT Adaro Energy Tbk	1.50%		—	47,389	—	84,288
Cockatoo Coal Limited (*3)	4.91%		—	1,499	—	6,487
Korea Line Corporation	0.00%		—	3	—	—
Strathmore Minerals Corp.	11.79%		—	3,410	—	4,132

			—	805,411	—	652,142

Unlisted:
Construction Guarantee	0.02%		—	778	—	784
Global Dynasty overseas resource development private equity firm	7.46%		—	996	—	881
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		—	36	—	36
Dongnam Co., Ltd.	0.46%		—	72	—	72
Mobo Co., Ltd.	0.00%		—	14	—	14
Fire Guarantee	0.02%		—	20	—	20
Korea Software Financial Cooperative	0.23%		—	301	—	301
Woobang ENC Co., Ltd.	0.00%		—	22	—	22
Women’s venture fund	10.00%		—	780	—	780
Engineering Financial Cooperative	0.10%		—	60	—	60
Intellectual Discovery, Ltd.	11.17%		—	5,000	—	5,000
Electric Contractors Financial Cooperative	0.03%		—	152	—	152
Korea Specialty Contractor Financial Cooperative	0.01%		—	417	—	417
Information & Communication Financial Cooperative	0.01%		—	10	—	10
Troika overseas resource development private equity firm	3.75%		—	8,573	—	8,573
POSTECH Venture Capital Corperation	1.05%		—	240	—	240
POSTECH electric power fund	12.28%		—	2,800	—	2,800
Poonglim Industrial Co., Ltd.	0.01%		—	78	—	—
SAMBOAUTO. Co., Ltd.	0.02%		—	38	—	38
Korea Bio Fuel Co., Ltd.	15.00%		—	1,500	—	1,500
Korea Electric Engineers Association	0.26%		—	40	—	40
Korea electrical manufacturers Association	1.05%		—	240	—	240

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won		June 30, 2013			December 31, 2012
	Ownership	Current		Non-current	Current	Non-current

Korea investment - Korea EXIM Bank CERs private special asset Investment Trust I	14.18%	￦	—	6,803	—	6,803
Hanwha Venture Capital Corporation	1.20%		—	132	—	180
Hanwha electric power venture fund	15.20%		—	1,720	—	2,280
Hwan Young Steel Co., Ltd.	0.14%		—	97	—	97
IBK-AUCTUS green growth Private equity firm (*1)	6.29%		—	6,054	—	6,054
K&C- Gyeongnam youth job Creation investment fund	10.00%		—	1,340	—	1,420
Areva Nc Expansion	13.49%		—	255,448	—	241,472
Green & Sustainable Energy Investment Corp. (*2)	20.00%		—	15	—	14
Kanan Hydroelectric Power Corp.(*2)	20.00%		—	19	—	19
Set Holding	2.50%		—	121,526	—	169,637
Siam Solar Power	10.00%		—	1,017	—	—
3i Powergen Inc.	15.00%		—	1,660	—	1,630
Navanakorn Electric Co., Ltd. (*2)	29.00%		—	17,610	—	14,948

			—	435,608	—	466,534

Debt securities
Ambre Energy Limited			—	20,831	—	22,518
Government and municipal bonds			—	6	—	—

			—	20,837	—	22,518

		￦	—	1,261,856	—	1,141,194

(*1)	The fair values of the securities of Korea District Heating Corp. and LG Uplus Corporation have declined below their respective costs for more than a year. As such, cumulative losses of ￦35,619 million that were previously recognized in other comprehensive loss have been reclassified to as profit or loss for the year ended December 31, 2012. Also, as the recoverable amount of IBK-AUCTUS green growth private equity firm has declined below the respective book value in prior year ended December 31, 2012, the impairment loss on available-for-sale financial assets of ￦1,106 million has been recognized as profit or loss for the six-month period ended June 30, 2013.
(*2)	Although the Group holds 20% or more of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)	For the six-month period ended June 30, 2013, the fair value of Cockatoo Coal Limited equity instrument, the listed stock, has declined below the acquisition cost significantly and the impairment loss on available-for-sale financial assets ￦10,673 million was recognized as profit or loss.

10.	Held-to-maturity Investments

Held-to-maturity investments as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Government and municipal bonds and others	￦	220	1,893	196	2,020

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

11.	Derivatives

(1)	Derivatives as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-Current	Current	Non-Current
Derivative assets
Currency forward	￦	15,355	—	245	40
Currency swap		3,759	246,786	115,761	127,652
Interest rate swap		—	2,450	—	4

		19,114	249,236	116,006	127,696

Derivative liabilities
Currency forward		3,756	1,026	10,323	105
Currency swap		94,267	75,523	70,011	389,948
Interest rate swap		3,211	111,493	4,313	135,985
Other derivatives		—	—	9,491	—

	￦	101,234	188,042	94,138	526,038

(2)	Currency swap contracts which are not designated as hedge instruments as of June 30, 2013 are as follows:

In millions of won and thousands of U.S. dollars and hundred thousands of yen
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

Shinhan Bank	2010~2014	￦	84,615	$75,000	6.83	5.50	1,128.20
RBS	2010~2014		141,125	125,000	6.78	5.50	1,129.00
Morgan Stanley	2010~2014		112,320	100,000	6.71	5.50	1,123.20
HSBC	2010~2014		112,320	100,000	6.71	5.50	1,123.20
Bank of America	2010~2014		110,310	100,000	6.93	5.50	1,103.10
UBS	2010~2015		220,356	200,000	3.90	3.00	1,101.78
RBS	2010~2015		110,110	100,000	3.90	3.00	1,101.10
Barclays Bank PLC	2010~2015		108,390	100,000	3.78	3.00	1,083.90
Credit Suisse	2010~2015		108,390	100,000	3.22	3.00	1,083.90
Morgan Stanley	2010~2015		63,006	60,000	4.06	3.00	1,050.10
Goldman Sachs	2010~2015		156,643	140,000	3.92	3.00	1,118.88
Deutsche Bank	2012~2018		110,412	¥100,000	6.21	4.19	11.04
Morgan Stanley	2010~2015		118,800	$100,000	4.61	3M USD Libor + 1.64	1,188.00
M-UFJ	2010~2015		116,100	100,000	4.00	3M USD Libor + 1.00	1,161.00
DBS	2011~2014		56,150	50,000	4.21	3M USD Libor + 1.00	1,123.00
SMBC	2011~2014		56,150	50,000	4.21	3M USD Libor + 1.00	1,123.00
Mizuho Corporate Bank	2011~2014		112,800	100,000	3.86	3M USD Libor + 0.80	1,128.00
DBS	2011~2014		109,500	100,000	3.80	3M USD Libor + 0.85	1,095.00
Deutsche Bank	2009~2014		126,610	100,000	5.39	6.25	1,266.10
Nomura	2009~2014		126,610	100,000	5.35	6.25	1,266.10
Nomura	2009~2014		126,610	100,000	5.33	6.25	1,266.10
Morgan Stanley	2009~2014		126,610	100,000	5.32	6.25	1,266.10
Morgan Stanley	2010~2014		126,610	100,000	5.30	6.25	1,266.10
Barclays Bank PLC	2010~2014		126,610	100,000	5.29	6.25	1,266.10
Citibank	2010~2014		126,610	100,000	5.27	6.25	1,266.10
JP Morgan	2010~2014		126,610	100,000	4.93	6.25	1,266.10
Deutsche Bank	2010~2014		126,610	100,000	4.93	6.25	1,266.10
RBS	2010~2014		126,610	100,000	4.93	6.25	1,266.10
Citibank	2010~2015		116,080	100,000	3.97	3.13	1,160.80
Deutsche Bank	2010~2015		116,080	100,000	3.98	3.13	1,160.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

11.	Derivatives, Continued

(2)	Currency swap contracts which are not designated as hedge instruments as of June 30, 2013 are as follows, continued:

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

RBS	2010~2015	￦	116,080	$100,000	3.97	3.13	1,160.80
HSBC	2010~2015		116,080	100,000	3.23	3.13	1,160.80
UBS	2010~2015		116,080	100,000	3.23	3.13	1,160.80
Citibank	2012~2022		112,930	100,000	2.79	3.00	1,129.30
JP Morgan	2012~2022		112,930	100,000	2.79	3.00	1,129.30
Bank of America	2012~2022		112,930	100,000	2.79	3.00	1,129.30
Goldman Sachs	2012~2022		112,930	100,000	2.79	3.00	1,129.30
HSBC	2012~2022		111,770	100,000	2.89	3.00	1,117.70
Hana Bank	2012~2022		111,770	100,000	2.87	3.00	1,117.70
SC Bank	2012~2022		111,770	100,000	2.89	3.00	1,117.70
Deutsche Bank	2012~2022		55,885	50,000	2.79	3.00	1,117.70
DBS	2013~2018		108,140	100,000	2.63	3M USD Libor + 0.84	1,081.40
DBS	2013~2018		108,140	100,000	2.57	3M USD Libor + 0.84	1,081.40
DBS	2013~2018		108,140	100,000	2.57	3M USD Libor + 0.84	1,081.40

(3)	Currency swap contracts which are designated as hedge instruments as of June 30, 2013 are as follows:

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

Citibank	2006~2016	￦	113,200	$100,000	1.05	6.00	1,132.00
Barclays Bank PLC	2006~2016		113,200	100,000	1.05	6.00	1,132.00
Credit Suisse	2006~2016		113,200	100,000	1.05	6.00	1,132.00
Goldman Sachs	2011~2017		105,260	100,000	3.99	3.63	1,052.60
Barclays Bank PLC	2011~2017		105,260	100,000	3.99	3.63	1,052.60
Citibank	2011~2017		105,260	100,000	3.99	3.63	1,052.60
HSBC	2012~2014		45,264	40,000	3.25	3M USD Libor + 1.50	1,131.60
Citibank	2012~2014		33,948	30,000	3.25	3M USD Libor + 1.50	1,131.60
RBS	2012~2014		22,632	20,000	3.25	3M USD Libor + 1.50	1,131.60
UOB	2012~2014		33,948	30,000	3.25	3M USD Libor + 1.50	1,131.60
DBS	2012~2014		56,580	50,000	3.20	3M USD Libor + 1.50	1,131.60
ANZ	2012~2014		22,632	20,000	3.20	3M USD Libor + 1.50	1,131.60
Citibank	2012~2014		20,369	18,000	3.20	3M USD Libor + 1.50	1,131.60
Credit Suisse	2012~2014		45,264	40,000	2.77	3M USD Libor + 1.50	1,131.60
RBS	2012~2014		58,843	52,000	2.77	3M USD Libor + 1.50	1,131.60
UBS AG	2006~2016		98,100	100,000	5.48	5.50	981.00
Credit Suisse	2006~2016		98,100	100,000	5.48	5.50	981.00
Barclays Bank PLC	2006~2016		71,888	75,000	4.81	5.50	958.51
Deutsche Bank	2006~2016		71,888	75,000	4.81	5.50	958.51
Barclays Bank PLC	2012~2017		142,500	125,000	3.83	3.13	1,140.00
Morgan stanley	2012~2017		142,500	125,000	3.83	3.13	1,140.00
RBS	2012~2017		142,500	125,000	3.83	3.13	1,140.00
JP Morgan	2012~2017		142,500	125,000	3.83	3.13	1,140.00
Barclays Bank PLC	2004~2014		172,875	150,000	5.10	5.75	1,152.50
Barclays Bank PLC	2013~2018		81,188	75,000	2.65	1.88	1,082.50
RBS	2013~2018		81,188	75,000	2.65	1.88	1,082.50
Deutsche Bank	2013~2018		81,188	75,000	2.65	1.88	1,082.50
Citibank	2013~2018		81,188	75,000	2.65	1.88	1,082.50

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

11.	Derivatives, Continued

(3)	Currency swap contracts which are designated as hedge instruments as of June 30, 2013 are as follows, continued:

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

BTMU	2010~2015	￦	55,900	$50,000	4.03	3M USD Libor + 1.20	1,118.00
RBS	2012~2017		115,140	100,000	3.38	2.50	1,151.40
BNP Paribas	2012~2017		115,140	100,000	3.38	2.50	1,151.40
Hana Bank	2012~2017		115,140	100,000	3.38	2.50	1,151.40
Barclays Bank PLC	2012~2017		57,570	50,000	3.38	2.50	1,151.40
SC Bank	2012~2017		57,570	50,000	3.38	2.50	1,151.40
Nomura	2012~2017		57,570	50,000	3.38	2.50	1,151.40
Credit Agricole	2012~2017		57,570	50,000	3.38	2.50	1,151.40

(4)	Interest rate swap contracts which are not designated as hedge instruments, as of June 30, 2013 are as follows:

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

Nonghyup Bank	2010~2015	￦	100,000	4.90	3M CD + 1.05
Nonghyup Bank	2010~2015		100,000	4.83	3M CD + 0.90
Nonghyup Bank	2010~2015		50,000	4.77	3M CD + 0.90
Korea Development Bank	2012~2016		200,000	3.57	3M CD + 0.26
Nonghyup Bank	2012~2016		100,000	3.49	3M CD + 0.25
Korea Development Bank	2012~2016		50,000	3.49	3M CD + 0.25
Hongkong-Shanghai Bank, Seoul branch	2012~2016		50,000	3.49	3M CD + 0.25
SC Bank	2012~2016		200,000	3.55	3M CD + 0.26
SC Bank	2012~2017		160,000	3.57	3M CD + 0.32
Korea Exchange Bank	2011~2014		100,000	4.08	3M CD + 0.03
Korea Exchange Bank	2011~2014		100,000	3.89	3M CD + 0.05
Shinhan Bank	2011~2014		100,000	3.63	3M CD + 0.18
Korea Exchange Bank	2011~2013		100,000	3.85	3M CD + 0.43
Korea Exchange Bank	2011~2014		200,000	3.66	3M CD + 0.24
Korea Exchange Bank	2011~2013		100,000	3.53	3M CD + 0.14
Korea Exchange Bank	2011~2013		100,000	3.56	3M CD + 0.19
Korea Exchange Bank	2012~2015		100,000	3.58	3M CD + 0.15
Korea Exchange Bank	2012~2015		200,000	3.65	3M CD + 0.10
Korea Exchange Bank	2012~2015		100,000	2.86	3M CD + 0.05
Korea Exchange Bank	2013~2016		100,000	2.82	3M CD + 0.04
Korea Exchange Bank	2013~2016		200,000	2.57	3M CD + 0.04
Korea Exchange Bank	2013~2016		100,000	2.75	3M CD + 0.03

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

11.	Derivatives, Continued

(5)	Interest rate swap contracts which are designated as hedge instruments, as of June 30, 2013 are as follows:

In thousands of U.S. dollars
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

BNP Paribas	2009~2027	USD	110,472	4.16	6M USD Libor
KFW	2009~2027	USD	110,472	4.16	6M USD Libor
CA-CIB (Credit Agricole)	2012~2033	USD	107,728	3.98~4.10	1~6M USD Libor
SMBC	2012~2033	USD	140,875	4.05~4.18	1~6M USD Libor

(6)	Currency forward contracts which are not designated as hedge instruments, as of June 30, 2013 are as follows:

In millions of won and thousands of U.S dollars
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

Korea Exchange Bank	2013.01.15	2013.07.11	￦	4,756		$4,563	1,042.40
Korea Exchange Bank	2013.01.16	2013.10.08		11,343		10,537	1,076.50
Korea Exchange Bank	2013.01.21	2013.10.15		10,700		9,833	1,088.20
Credit Suisse	2013.02.21	2013.07.18		9,050		8,426	1,074.00
Korea Exchange Bank	2013.01.28	2013.07.24		9,966		9,328	1,068.40
RBS	2013.01.31	2013.07.26		11,176		10,441	1,070.40
Korea Exchange Bank	2013.02.13	2013.08.08		11,078		10,371	1,068.10
Korea Exchange Bank	2013.02.20	2013.08.14		11,000		10,331	1,064.70
Korea Exchange Bank	2013.02.20	2013.08.14		7,797		7,323	1,064.70
Korea Exchange Bank	2013.05.10	2013.10.02		7,022		6,475	1,084.50
Korea Exchange Bank	2013.05.10	2013.11.04		9,409		8,716	1,079.50
Korea Exchange Bank	2013.05.14	2013.09.09		9,911		9,072	1,092.50
Korea Exchange Bank	2013.05.15	2013.11.07		5,226		4,815	1,085.20
Barclays Bank PLC	2013.05.20	2013.09.13		5,775		5,263	1,097.30
Korea Exchange Bank	2013.05.20	2013.11.13		14,650		13,470	1,087.60
Credit Suisse	2013.05.21	2013.10.16		11,324		10,359	1,093.20
Credit Suisse	2013.06.04	2013.09.30		7,337		6,664	1,100.90
Korea Exchange Bank	2013.06.10	2013.10.04		9,773		8,888	1,099.50
Korea Exchange Bank	2013.06.10	2013.11.05		14,384		13,172	1,092.00
Korea Exchange Bank	2013.06.11	2013.10.07		4,345		3,928	1,106.00
Barclays Bank PLC	2013.06.12	2013.11.07		4,685		4,264	1,098.70
Korea Exchange Bank	2013.06.14	2013.12.09		12,853		11,799	1,089.30
Korea Exchange Bank	2013.06.18	2013.11.13		12,037		10,969	1,097.40
Barclays Bank PLC	2013.06.25	2013.12.19		5,811		5,193	1,119.00
RBS	2013.06.25	2013.09.27		11,313		10,058	1,124.80
Korea Exchange Bank	2013.06.25	2013.10.29		10,239		9,153	1,118.70
The Bank of Nova Scotia	2013.03.12	2013.09.16		$10,522	￦	11,613	1,103.70
The Bank of Nova Scotia	2013.04.12	2013.10.16		6,271		7,130	1,136.90
RBS	2013.03.28	2013.09.30		50,000		54,856	1,097.11
RBS	2013.06.28	2013.08.02	￦	11,460		$10,000	1,146.00
RBS	2013.06.28	2013.07.01		11,435		10,000	1,143.51
Citibank	2013.06.27	2013.07.02		3,454		3,000	1,151.40
The Bank of Nova Scotia	2013.06.28	2013.07.01		3,427		3,000	1,142.34
HSBC	2013.06.05	2013.07.10		5,596		5,000	1,119.25
Barclays Bank PLC	2013.06.05	2013.07.10		721		644	1,119.45
BNP Paribas	2013.06.05	2013.07.10		1,027		915	1,121.90
The Bank of Nova Scotia	2013.06.28	2013.08.01		5,726		5,000	1,145.10
The Bank of Nova Scotia	2013.06.28	2013.08.01		5,731		5,000	1,146.10
SC Bank	2011.08.08	2013.07.29~2015.12.28		$24,569	￦	27,029	1,093.10~1,103.20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	Net income effects of valuation gains (losses)					Net income effects of transaction gains (losses)				Accumulated other comprehensive income (*1)
	June 30, 2013			June 30, 2012		June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	￦	10,354	10,559	(2,834)	(955)	55	7,122	6,778	(1,376)	(27,810)	(23,806)	—	—
Currency swap		129,997	422,126	130,419	81,872	62,382	66,994	5,852	(40)	(45,416)	(52,161)	7,361	26,956
Interest rate swap		13,224	9,887	(9,729)	(489)	218	(2,964)	(1,525)	(3,782)	9,072	9,068	(35,184)	(35,184)
Other derivatives		—	—	(1,965)	81	(16,339)	(10,036)	7,587	10,694	—	—	—	—

	￦	153,575	442,572	115,891	80,509	46,316	61,116	18,692	5,496	(64,154)	(66,899)	(27,823)	(8,228)

(*1)	Losses on valuation of derivatives using cash flow hedge accounting ￦29,911 million, net of tax recognized in accumulated other comprehensive income for the six-month period ended June 30, 2013.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

12.	Other financial assets

Other financial assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Loans and receivables	￦	57,072	737,244	72,888	668,733
Present value discount		(1,296)	(61,448)	(1,224)	(67,009)
Long-term/Short-term financial instruments		546,763	1,073	468,351	1,042

	￦	602,539	676,869	540,015	602,766

13.	Inventories

Inventories as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	2,592,314	(65)	2,592,249
Merchandises		763	—	763
Work-in-progress		68,202	—	68,202
Finished goods		46,617	—	46,617
Supplies		614,073	(4,724)	609,349
Inventories in transit		707,179	—	707,179
Other inventories		7,303	—	7,303

	￦	4,036,451	(4,789)	4,031,662

In millions of won	December 31, 2012
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	2,285,822	(65)	2,285,757
Merchandises		379	—	379
Work-in-progress		68,127	—	68,127
Finished goods		53,640	—	53,640
Supplies		523,397	(4,496)	518,901
Inventories in transit		506,547	—	506,547
Other inventories		6,990	—	6,990

	￦	3,444,902	(4,561)	3,440,341

There is no reversal of inventory valuation allowance for the six-month period ended June 30, 2013, whereas ￦5,568 million incurred for the year ended December 31, 2012. The amounts of valuation losses of inventories during the six-month period ended June, 30, 2013 and for the year ended December 31, 2012 are ￦913 million and ￦6,920 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contract

The Group has entered into power purchase agreement (“PPA”) of providing Jordan Electric Power Company with Qatrana gas combined power plant for 25 years. In addition, the Group has constructed a manufacture facility and consigned the management of the facility to Ecollite Co., Ltd., one of associates of the Group. In connection with these contracts of consignment and borrowing, the Group has entered into a finance lease contract under which the consignee repays the principal in installment for 20 years from beginning of 2016. The Group also provides fly ashes transferring pipe conduit as a finance lease, and the average lease term is 7 years.

(2)	Finance lease receivables as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	51,684	6,060	46,758	4,134
1~5 years		218,750	41,096	192,651	27,422
More than 5 years		850,565	399,946	783,314	361,904

	￦	1,120,999	447,102	1,022,723	393,460

(3)	There are no impaired finance lease receivables as of June 30, 2013 and December 31, 2012.

(4)	There are no changes in valuation allowance for finance lease receivables for the six-month period ended June 30, 2013 and for the year ended December 31, 2012.

15.	Non-Financial Assets

Non-financial assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Advance payment	￦	226,557	638,412	146,042	4,607
Prepaid expenses		243,784	115,618	230,260	100,804
Others		443,458	37,131	287,745	35,027

	￦	913,799	791,161	664,047	140,438

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries

(1)	Investments in subsidiaries as of June 30, 2013 and December 31, 2012 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2013	December 31, 2012

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.	Architectural engineering for utility plant and others	KOREA	74.86%	74.86%
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance and Others	KOREA	70.00%	70.00%
Korea Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
Korea Electric Power Data Network Co., Ltd.	Electric Power information technology and others	KOREA	100.00%	100.00%
Garorim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
Korea Power Engineering & Power Services Co., Ltd.	Operation and maintenance of utility plant	KOREA	52.43%	52.43%
Dongducheon Dream Power Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Utility plant rehabilitation and Operation	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Ltd.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Sylardus Holding B.V. (*3)	Holding company	NETHERLANDS	—	100.00%
Akkuyu Finance B.V. (*3)	Construction and operation of utility plant	NETHERLANDS	—	100.00%
Akkuyu Fuel B.V. (*3)	Construction and operation of utility plant	NETHERLANDS	—	100.00%
Akkuyu Operations B.V. (*3)	Construction and operation of utility plant	NETHERLANDS	—	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(1)	Investments in subsidiaries as of June 30, 2013 and December 31, 2012 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2013	December 31, 2012

KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Cebu Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP Philippine Holdings Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza Holdings, LLC	Holding company	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza II, LLC	Holding company	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	49.00%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	75.00%	75.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
Nepal Water & Energy Development Company Pty Ltd. (*1, 2)	Construction and operation of utility plant	NEPAL	50.00%	50.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.90%	100.00%
KOWEPO America LLC.	Solar photovoltaic power generation	USA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
EWP Barbados 2 SRL	Holding company	BARBADOS	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOSEP Wind Power, LLC.	Power generation	USA	100.00%	100.00%
Mira Power Limited (*1)	Power generation	PAKISTAN	76.00%	76.00%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	29.51%
KEPCO Singapore Holding Pte., Ltd.	Holding company	SINGAPORE	100.00%	—
KOWEPO India Private Limited	Holding company	INDIA	100.00%	—
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	100.00%	—

(*1)	As of June 30, 2013, the reporting period end date of all consolidated subsidiaries is December 31, except for Nepal Water & Energy Development Company Pty Ltd. and Mira Power Limited.
(*2)	The Group owns less than 50% of the shares of the respective entities. However, these subsidiaries are included in the consolidated financial statements as the Group obtains the majority of the voting power through the shareholders’ agreement.
(*3)	Disposed during the six-month period ended June 30, 2013, and losses on disposal of investments in associated and joint ventures amounted to ￦113 million was recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(2)	Subsidiaries newly included in or excluded from consolidation for the six-month period ended June 30, 2013 are as follows:

(i)	Subsidiaries newly included in consolidation

Subsidiary	Reason

Commerce and Industry Energy Co., Ltd.	Step acquisition
KEPCO Singapore Holding Pte., Ltd.	New investment
KOWEPO India Private Limited	New investment
KEPCO KPS Philippines Corp.	New investment

(ii)	Subsidiaries excluded from consolidation

Subsidiary	Reason

Sylardus Holding B.V.	Liquidation
Akkuyu Finance B.V.	Liquidation
Akkuyu Fuel B.V.	Liquidation
Akkuyu Operations B.V.	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows:

In millions of won
June 30, 2013
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	46,273,820	25,710,671	3,778,054	235,973
Korea South-East Power Co., Ltd.		8,070,744	4,342,425	2,281,972	198,348
Korea Midland Power Co., Ltd.		6,236,608	3,259,413	3,010,279	106,180
Korea Western Power Co., Ltd.		6,499,945	3,372,035	2,930,138	96,802
Korea Southern Power Co., Ltd.		7,031,208	3,601,439	3,656,216	85,783
Korea East-West Power Co., Ltd.		6,612,501	3,160,674	2,685,385	64,900
KEPCO Engineering & Construction Company, Inc.		842,882	453,356	353,656	36,316
Korea Plant Service & Engineering Co., Ltd.		875,871	346,586	537,153	67,573
Korea Nuclear Fuel Co., Ltd.		485,254	218,347	105,471	3,738
Korea Electric Power Data Network Co., Ltd.		337,131	111,626	157,679	2,234
Garorim Tidal Power Plant Co., Ltd.		36,686	1,629	—	(873)
Korea Power Engineering & Power Services Co., Ltd.		7,516	1,349	8,110	1,158
Dongducheon Dream Power Co., Ltd.		285,718	692	—	(3,204)
KEPCO International HongKong Ltd.		264,812	110	—	7,396
KEPCO International Philippines Inc.		109,913	617	—	(12)
KEPCO Gansu International Ltd.		17,100	530	—	(3)
KEPCO Philippines Holdings Inc.		128,227	—	—	331
KEPCO Philippines Corporation		16,017	198	—	610
KEPCO Ilijan Corporation		744,540	97,822	70,428	34,637
KEPCO Lebanon SARL		7,347	9,665	—	(442)
KEPCO Neimenggu International Ltd.		196,046	—	—	(27)
KEPCO Shanxi International Ltd.		530,359	239,083	—	(2,237)
KOMIPO Global Pte Ltd.		134,397	52	—	5,665
KEPCO Canada Energy Ltd.		81,788	13,577	—	(75)
KEPCO Netherlands B.V.		236,804	47	—	2,107
KOREA Imouraren Uranium Investment Ltd.		255,457	146	—	(25)
KEPCO Australia Pty., Ltd.		540,084	183,134	2,575	(19,631)
KOSEP Australia Pty., Ltd.		20,128	912	2,508	1,114

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
June 30, 2013
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

KOMIPO Australia Pty., Ltd.	￦	20,115	909	2,508	1,108
KOWEPO Australia Pty., Ltd.		20,276	910	2,508	1,110
KOSPO Australia Pty., Ltd.		20,270	832	2,508	1,110
KEPCO Middle East Holding Company		115,237	109,753	—	2,103
Qatrana Electric Power Company		557,145	505,032	11,191	12,938
KHNP Canada Energy Ltd.		55,566	18	—	(29)
KEPCO Bylong Australia Pty., Ltd.		82,054	117	—	(2,819)
Korea Waterbury Uranium Limited Partnership		22,543	13	—	134
KEPCO Canada Uranium Investment Limited Partnership		88,915	15	—	(24)
Korea Electric Power Nigeria Ltd.		14	6	145	7
KEPCO Holdings de Mexico		14	9	—	(6)
KST Electric Power Company		451,201	463,441	—	(265)
KEPCO Energy Service Company		590	304	1,538	268
KEPCO Netherlands S3 B.V.		591	8	—	(24)
PT. KOMIPO Pembangkitan Jawa Bali		18,781	7,857	10,879	5,028
PT. Cirebon Power Service		1,216	569	3,411	(21)
KOWEPO International Corporation		2,118	35	—	—
KOSPO Jordan, LLC.		15,995	10,503	3,677	1,257
EWP Cebu Corporation		8,742	515	220	(832)
EWP Philippine Holdings Corporation		244	8	—	(1)
EWP America Inc. (*)		113,160	84,642	24,130	(4,155)
KNF Canada Energy Limited		2,453	13	—	(38)
PT KEPCO Resource Indonesia		1,833	—	—	(8)
EWP Barbados 1 SRL		331,023	139	1,379	(1,287)
Gyeonggi Green Energy Co., Ltd.		343,402	272,164	—	(3,914)
PT. Tanggamus Electric Power		12,692	510	—	(1,552)
Gyeongju Wind Power Co., Ltd.		48,281	33,010	3,937	1,093
KOMIPO America Inc.		6,905	7	—	—
Boulder Solar Power, LLC.		9,173	7	—	(7)
KOSEP USA, INC.		34,094	18	—	(355)
Nepal Water & Energy Development Company Pty Ltd.		30,571	10,312	—	(7,369)
PT. EWP Indonesia		539	7	—	(289)
KOWEPO America, LLC.		7,048	265	—	(664)
KEPCO Netherlands J3 B.V.		111,434	89	—	(54)
Korea Offshore Wind Power Co., Ltd.		4,237	636	—	(1,288)
EWP Barbados 2 SRL		666	54	—	(90)
Global One Pioneer B.V.		60	—	—	(15)
Global Energy Pioneer B.V.		60	—	—	(15)
KOSEP Wind Power, LLC.		497	150	827	112
Mira Power Limited		8,179	678	—	(619)
Commerce and Industry Energy Co., Ltd.		103,339	83,951	2,976	(682)
KEPCO Singapore Holding Pte., Ltd.		—	—	—	—
KOWEPO India Private Limited		1,910	—	—	—
KEPCO KPS Philippines Corp.		387	3	—	(41)

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings PlazaII, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	45,061,851	24,638,944	6,717,341	126,181
Korea South-East Power Co., Ltd.		7,218,552	3,564,786	4,672,289	179,139
Korea Midland Power Co., Ltd.		5,767,527	2,828,679	5,427,872	132,306
Korea Western Power Co., Ltd.		5,716,612	2,615,447	5,967,870	118,319
Korea Southern Power Co., Ltd.		6,441,594	3,038,450	6,955,053	103,368
Korea East-West Power Co., Ltd.		6,069,774	2,593,576	5,950,683	164,489
KEPCO Engineering & Construction Company, Inc.		861,882	435,913	785,586	134,310
Korea Plant Service & Engineering Co., Ltd.		756,214	224,674	1,006,609	117,888
Korea Nuclear Fuel Co., Ltd.		500,744	221,196	238,627	30,844
Korea Electric Power Data Network Co., Ltd.		320,860	96,911	338,769	3,714
Garorim Tidal Power Plant Co., Ltd.		37,476	1,546	—	(1,404)
Korea Power Engineering & Power Services Co., Ltd.		7,093	2,043	10,381	3,206
Dongducheon Dream Power Co., Ltd.		235,002	856	—	(4,289)
KEPCO International HongKong Ltd.		246,889	35	—	25,262
KEPCO International Philippines Inc.		102,564	728	—	13,264
KEPCO Gansu International Ltd.		15,934	493	—	(8)
KEPCO Philippines Holdings Inc.		125,971	162	—	1,650
KEPCO Philippines Corporation		18,020	826	—	(573)
KEPCO Ilijan Corporation		678,488	109,610	146,295	83,647
KEPCO Lebanon SARL		7,111	8,850	—	(1,846)
KEPCO Neimenggu International Ltd.		182,669	—	—	22,307
KEPCO Shanxi International Ltd.		496,410	223,186	—	(2,960)
KOMIPO Global Pte Ltd.		111,765	115	—	(4,780)
KEPCO Canada Energy Ltd.		81,560	13,602	—	(43)
KEPCO Netherlands B.V.		219,828	31	—	10,345
KOREA Imouraren Uranium Investment Ltd.		241,481	114	—	(51)
KEPCO Australia Pty., Ltd.		547,886	168,837	5,446	1,034
KOSEP Australia Pty., Ltd.		19,878	495	5,301	2,067
KOMIPO Australia Pty., Ltd.		19,869	957	5,307	1,142
KOWEPO Australia Pty., Ltd.		20,036	491	5,301	1,636
KOSPO Australia Pty., Ltd.		20,112	959	5,309	1,146
KEPCO Middle East Holding Company		105,319	102,250	—	2,526
Qatrana Electric Power Company		467,457	432,000	19,172	24,499
KHNP Canada Energy Ltd.		55,238	705	—	(20)
KEPCO Bylong Australia Pty., Ltd.		73,016	252	—	(4,007)
Korea Waterbury Uranium Limited Partnership		22,623	701	—	(39)
KEPCO Canada Uranium Investment Limited Partnership		89,223	—	—	(5)
Sylardus Holding B.V.		103	178	—	(52)
Akkuyu Finance B.V.		6	80	—	(27)
Akkuyu Fuel B.V.		7	75	—	(26)
Akkuyu Operations B.V.		6	74	—	(26)
Korea Electric Power Nigeria Ltd.		6	5	252	(39)
KEPCO Holdings de Mexico		31	13	—	(13)
KST Electric Power Company		345,416	387,121	—	(8,498)
KEPCO Energy Service Company		73	53	296	13
KEPCO Netherlands S3 B.V.		480	10	—	(88)
PT. KOMIPO Pembangkitan Jawa Bali		19,175	8,449	21,439	5,714
PT. Cirebon Power Service		1,182	277	7,256	541
KOWEPO International Corporation		2,080	34	—	(182)
KOSPO Jordan, LLC.		6,375	1,108	14,186	2,606
EWP Cebu Corporation		10,329	1,441	9,991	2,744

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

EWP Philippine Holdings Corporation	￦	241	6	—	(1)
EWP America Inc. (*)		117,971	87,346	44,618	(6,113)
KNF Canada Energy Limited		2,412	5	—	(38)
PT KEPCO Resource Indonesia		1,715	—	—	1
EWP Barbados 1 SRL		309,581	138	2,817	1,696
Gyeonggi Green Energy Co., Ltd.		103,342	68,991	—	(465)
PT. Tanggamus Electric Power		12,583	386	—	(3,199)
Gyeongju Wind Power Co., Ltd.		48,501	34,355	1,605	980
KOMIPO America Inc.		6,427	—	—	—
Boulder Solar Power, LLC.		8,553	6	—	(24)
KOSEP USA, INC.		30,734	249	—	(424)
Nepal Water & Energy Development Company Pty Ltd.		21,114	12,114	—	(2,901)
PT. EWP Indonesia		882	—	—	(289)
KOWEPO America, LLC.		4,517	346	—	(2,147)
KEPCO Netherlands J3 B.V.		33,138	31	—	(31)
Korea Offshore Wind Power Co., Ltd.		4,966	76	—	(37)
EWP Barbados 2 SRL		779	—	—	(614)
Global One Pioneer B.V.		71	—	—	(1)
Global Energy Pioneer B.V.		71	—	—	(1)
KOSEP Wind Power, LLC.		213	—	—	(1)
Mira Power Limited		1,841	11	—	(2)

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings PlazaII, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(4)	Details of non-controlling interest prior to inter-group eliminations as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows:

In millions of won
June 30, 2013
Description	KEPCO Ilijan Corporation		Korea Plant Service & Engineering Co., Ltd.	Dongducheon Dream Power Co., Ltd.	KEPCO Engineering & Construction Group, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total

Current assets	￦	236,940	511,283	12,502	593,686	1,319	545,843	1,901,573
Non-current assets		507,600	364,589	273,216	249,196	35,367	1,553,837	2,983,805
Current liabilities		(61,255)	(271,786)	(563)	(404,163)	(1,563)	(375,586)	(1,114,916)
Non-current liabilities		(36,566)	(74,801)	(128)	(49,192)	(66)	(1,221,788)	(1,382,541)
Net assets		646,719	529,285	285,027	389,527	35,057	502,306	2,387,921
Book value of non-controlling interest		316,892	158,785	145,363	97,927	17,879	585,552	1,322,398
Sales		70,428	537,153	—	353,656	—	145,976	1,107,213
Profit (loss) for the period		34,637	67,573	(3,204)	36,316	(873)	19,612	154,061
Profit (loss) for the period attributable to non-controlling interest		16,972	20,272	(1,634)	9,130	(445)	9,753	54,048
Cash flows from operating activities		37,332	48,412	(2,976)	30,360	(430)	7,095	119,793
Cash flows from investing activities		(26)	(14,760)	(42,426)	(20,147)	(302)	(77,478)	(155,139)
Cash flows from financing activities before dividends to non-controlling interest		(12,701)	5,832	27,040	4,667	—	137,394	162,232
Dividends to non-controlling interest		—	(19,440)	—	(18,564)	—	(13,913)	(51,917)
Effect of exchange rate fluctuation		4,838	(5)	—	675	—	1,351	6,859
Net increase (decrease) of cash and cash equivalents		29,443	20,039	(18,362)	(3,009)	(732)	54,449	81,828

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(4)	Details of non-controlling interest prior to inter-group eliminations as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Description	KEPCO Ilijan Corporation		Korea Plant Service & Engineering Co., Ltd.	Dongducheon Dream Power Co., Ltd.	KEPCO Engineering & Construction Group, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total

Current assets	￦	198,537	406,455	49,216	637,560	3,702	390,147	1,685,617
Non-current assets		479,951	349,759	185,786	224,322	33,774	1,163,374	2,436,966
Current liabilities		(67,762)	(173,630)	(764)	(394,425)	(1,492)	(235,801)	(873,874)
Non-current liabilities		(41,848)	(51,044)	(92)	(41,488)	(54)	(925,458)	(1,059,984)
Net assets		568,878	531,540	234,146	425,969	35,930	392,262	2,188,725
Book value of non-controlling interest		278,750	159,462	119,414	107,089	18,324	553,471	1,236,510
Sales		146,295	1,006,609	—	785,586	—	298,479	2,236,969
Profit (loss) for the period		83,647	117,888	(4,289)	134,310	(1,404)	47,671	377,823
Profit (loss) for the period attributable to non-controlling interest		40,987	35,366	(2,188)	33,766	(716)	4,215	111,430
Cash flows from operating activities		40,173	49,350	(6,639)	23,764	125	50,305	157,078
Cash flows from investing activities		(5,455)	(24,105)	(88,471)	7,417	(310)	(147,804)	(258,728)
Cash flows from financing activities before dividends to non-controlling interest		(25,889)	(3,648)	101,502	40	—	97,177	169,182
Dividends to non-controlling interest		(12,358)	(18,222)	—	(20,425)	—	(4,249)	(55,254)
Effect of exchange rate fluctuation		(4,031)	(137)	—	(128)	—	(2,202)	(6,498)
Net increase (decrease) of cash and cash equivalents		(7,560)	3,238	6,392	10,668	(185)	(6,773)	5,780

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(5)	Business combination

On April 29, 2013, the Group has obtained control of Commerce and industry energy Co., Ltd. by additionally acquiring 29.5% of its equity shares, which engages in the integrated Commerce and industry energy business. As a result, the Group’s ownership for Commerce and industry energy Co., Ltd. has increased from 29.5% to 59.0%. The goodwill recognized in the six-month period ended June 30, 2013 are as follow:

In millions of won
	Amount

I. Fair Value of Consideration Transferred
Carrying value of the equity method investees owned before	￦	5,829
Fair value adjustment(*1)		(1,022)
Cash and cash equivalents paid and fair value of related commitments		4,808

		9,615

II. Fair value of non-controlling interest (*2)		4,882

		14,497

III. Recognized amounts of identifiable assets acquired and liabilities assumed

<Assets>
Cash and cash equivalents		7,292
Trade and other receivables		1,631
Inventories		515
Tangible assets		82,733
Other Assets		3,460
<Liabilities>
Trade and other payables		(1,777)
Borrowings		(81,752)
Other Liabilities		(187)

Fair Value of Net assets		11,915

IV. Goodwill	￦	2,582

(*1)	Prior to business combination, 29.5% of the Group’s equity shares was re-measured to fair value. As a result, the differences incurred from the remeasurement amounted to ￦1,022 million is recognized as a loss on the disposal of its interest in associates and joint ventures.
(*2)	Non-controlling interest is measured by proportionate share of non-controlling of the identifiable net assets.

Assumed that if the Group acquired the equity shares of Commerce and industry energy Co. Ltd. on January 1, 2013, the sales and loss for the period would be shown on the consolidated comprehensive income statements for the six-month period ended June 30, 2013 amounted to ￦25,481,591 million and ￦1,427,729 million, respectively. After the acquisition, the subsidiary incurred sales and loss for the period amount to ￦2,976 million and ￦682 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

16.	Investments in Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
	June 30, 2013		December 31, 2012

Acquisition cost	￦	2,582	—
Accumulated impairment		—	—

Carrying book value	￦	2,582	—

(ii)	Changes in goodwill for the six-month period ended June 30, 2013 are as follows:

In millions of won
	June 30, 2013

Beginning balance	￦	—
Changes
Newly recognized		2,582
Elimination due to disposal		—
Others		—

Ending balance	￦	2,582

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
June 30, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	76,193	74,966
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	24%		94,500	2,081,014
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727	21,719
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000	37,380
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	44%		43,900	30,620
Gangwon Wind Power Co., Ltd. (*1)	Wind power generation	KOREA	15%		5,725	11,562
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885	108,300
Korea Power Exchange (*5)	Management of power market	KOREA	100%		127,839	181,214
AMEC Partners Korea (*2)	Resources development	KOREA	19%		707	248
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	29%		59,470	36,547
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36%		1,516	1,860
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25%		3,810	4,539
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		3,881	1,799
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850	2,709
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		638	602
Daeryun Power Co., Ltd.	Power generation	KOREA	20%		25,477	25,022
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25%		100	78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801	4,942
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296	1,258
SPC Power Corporation	Power generation	PHILIPPINES	38%		20,635	44,777

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won
June 30, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

Gemeng International Energy Co., Ltd.	Power generation	CHINA	34%	￦	413,153	590,590
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217	27,903
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
Dolphin Property Limited (*3)	Rental company	NIGERIA	15%		12	—
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30%		3,779	5,141
PT Wampu Electric Power	Power generation	INDONESIA	46%		18,935	17,402
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860	648,027
S-Power Co., Ltd.	Power generation	KOREA	40%		108,000	107,624
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40%		46,654	44,388
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%		29	—
Busan Solar Co., Ltd. (*2)	Power generation	KOREA	20%		643	545
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%		50	5
Green Biomass Co., Ltd.	Power generation	KOREA	34%		714	462
Gumi-ochang Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		288	326
Chungbuk Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		166	171
Cheonan Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		122	115
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%		2,978	2,762
KOSCON Photovoltaic Co., Ltd(*1)	Power generation	KOREA	19%		245	243
Yeongwol Energy Station Co., Ltd(*1)	Power generation	KOREA	13%		1,862	1,862
Yeonan Photovoltaic Co., Ltd(*1)	Power generation	KOREA	19%		157	157
Q1 Solar Co., Ltd	Power generation	KOREA	28%		1,005	887
Jinbhuvish Power Generation (*1)	Power generation	INDIA	2%		4,345	4,345
Best Solar Energy Co., Ltd.	Power generation	KOREA	23%		1,242	1,025
Seokcheon Solar Power Co., Ltd.(*1)	Power generation	KOREA	10%		970	1,016
SE Green Energy Co., Ltd.	Power generation support	KOREA	48%		3,821	3,771
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29%		1,230	1,065
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40%		800	693
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29%		290	483
Golden Route J Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		82	82

					1,892,084	4,132,246

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%		11,355	9,918
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	62%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660	29,974
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		507	91
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55%		30	32
Waterbury Lake Uranium L.P.	Power generation	CANADA	40%		25,839	22,533
ASM-BG Investicii AD	Power generation	BULGARIA	50%		16,101	18,095
RES Technology AD	Power generation	BULGARIA	50%		15,595	14,917
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103	2,056
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75%		94,579	125,339
Canada Korea Uranium Limited Partnership (*4)	Resources development	CANADA	13%		5,404	5,181

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won
June 30, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%	￦	8,463	5,756
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40%		16,621	21,462
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928	177,121
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858	11,143
Rabigh Electricity Company	Sales of electricity	SAUDI ARABIA	40%		109,743	—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70	2,603
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910	313,679
KW Nuclear Components Co., Ltd.	R&D	KOREA	45%		833	1,938
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	25%		2,100	2,553
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		127,400	125,604
YEONGAM Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584	11,585
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29%		290	222
Expressway Solar-light Power Generation Co., Ltd	Power generation	KOREA	29%		3,132	3,256
Yeongam F1 Solar Power Plant	Power generation	KOREA	29%		1,740	1,839
KODE NOVUS 1 LLC.	Power generation	USA	50%		19,213	16,337
KODE NOVUS 2 LLC.	Power generation	USA	49%		12,498	11,357
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	50%		4,990	4,382
Arman Asia Electric Power Company (*6)	Power generation	JORDAN	60%		981	395
KEPCO-ALSTOM Power Electronics Systems, Inc. (*6)	R&D	KOREA	51%		5,629	5,318
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000	39,825
Honam Wind Power Co., Ltd.	Power generation	KOREA	30%		3,600	2,299
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34%		680	656

					1,013,097	987,466

				￦	2,905,181	5,119,712

(*1)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*2)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*3)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions with the associate which can affect its influence on the entity.
(*4)	The Group holds less than 20% of the equity shares of the entity. However, the Group has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows, continued:

(*5)	The Group holds 100% of the equity shares of the entity. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	The Group holds more than 50% of the equity shares of the entity. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the reporting period end of all associates and joint ventures ends in December, except for Pioneer Gas Power Limited.
(*8)	As of June 30, 2013, 21% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank while 29% is held by the Group. According to the shareholders’ agreement reached on March 2011, not only does the Group have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Group. In connection with this agreement, the Group applied the equity method on the investment in Hyundai Energy Co., Ltd. with 50% of ownership. (See note 43)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	57,360	56,007
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	24%		94,500	2,049,340
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727	18,936
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000	37,876
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	30%		43,900	33,379
Gangwon Wind Power Co., Ltd. (*1)	Wind power generation	KOREA	15%		5,725	12,113
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885	110,346
Korea Power Exchange (*5)	Management of power market	KOREA	100%		127,839	176,264
AMEC Partners Korea (*2)	Resources development	KOREA	19%		707	141
Hyundai Energy Co., Ltd.	Power generation	KOREA	29%		57,150	49,463
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	29%		168	1,266
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25%		3,810	3,728
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		3,313	1,600
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850	2,711
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		638	613
Daeryun Power Co., Ltd.	Power generation	KOREA	20%		25,477	25,017
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25%		100	78
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801	3,926
Commerce and industry energy Co., Ltd.	Power generation	KOREA	30%		8,500	7,066
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296	1,089
SPC Power Corporation	Power generation	PHILIPPINES	38%		20,635	36,760
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34%		413,153	549,730

PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217	17,022
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—

KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
Dolphin Property Limited (*3)	Rental company	NIGERIA	15%		12	—
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30%		3,779	5,646
PT Wampu Electric Power	Power generation	INDONESIA	46%		18,935	15,644
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860	642,636
S-Power Co., Ltd.	Power generation	KOREA	40%		82,000	81,679
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40%		39,899	37,875
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%		29	27
Busan Solar Co., Ltd. (*2)	Power generation	KOREA	20%		643	546
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%		50	5
Green Biomass Co., Ltd.	Power generation	KOREA	34%		714	637
Gumi-ochang Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		288	282
Chungbuk Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		166	159
Cheonan Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		122	109
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%		2,978	2,624

					1,828,711	3,982,340

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%	￦	11,355	10,269
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	62%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660	28,705
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		398	—
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55%		30	29
Waterbury Lake Uranium L.P.	Resources development	CANADA	40%		25,839	24,906
ASM-BG Investicii AD	Power generation	BULGARIA	50%		14,731	16,024
RES Technology AD	Power generation	BULGARIA	50%		14,698	14,637
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103	2,023
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75%		94,579	121,737
Canada Korea Uranium Limited Partnership (*4)	Resources development	CANADA	13%		5,404	5,083
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463	5,663
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40%		16,621	20,381
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928	156,449
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858	10,125
Rabigh Electricity Company	Construction of utility plant and sales of electricity	SAUDI ARABIA	40%		1,357	—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70	814
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910	293,007
KW Nuclear Components Co., Ltd.	R&D	KOREA	43%		833	1,222
Busan shinho Solar power Co., Ltd.	Power generation	KOREA	25%		2,100	2,056
STX Electric Power Co., Ltd.	Power generation	KOREA	49%		98,000	96,698
YEONGAM Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584	11,563
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium sized business by proxy	KOREA	29%		290	213
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29%		3,132	3,132
Yeongam F1 Solar Power Plant	Power generation	KOREA	29%		1,740	1,673
KODE NOVUS 1 LLC.	Power generation	USA	50%		19,213	17,691
KODE NOVUS 2 LLC.	Power generation	USA	49%		12,498	11,550
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	50%		4,990	4,844
Arman Asia Electric Power Company (*6)	Power generation	JORDAN	60%		981	687
KEPCO-ALSTOM Power Electronics Systems, Inc. (*6)	R&D	KOREA	51%		5,629	5,629
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000	40,000
Honam Wind Power Co., Ltd.	Power generation	KOREA	30%		1,783	1,783

					870,438	908,593

				￦	2,699,149	4,890,933

(*1)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*2)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2013 and December 31, 2012 are as follows, continued:

(*3)	The Group holds less than 20% of the equity shares of the entity. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions with the associate which can affect its influence on the entity.
(*4)	The Group holds less than 20% of the equity shares of the entity. However, the Group has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.
(*5)	The Group holds 100% of the equity shares of the entity. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	The Group holds more than 50% of the equity shares of the entity. However, according to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the reporting period end of all associates and joint ventures ends in December, except for Pioneer Gas Power Limited.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Investees	June 30, 2013		December 31, 2012

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	36,256	49,066
Korea Gas Corporation		997,920	1,419,390
YTN Co., Ltd.		24,660	31,770
PT. Bayan Resources TBK		579,000	625,864

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won
June 30, 2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	56,007	18,833	—	—	200	(91)	17	74,966
Korea Gas Corporation		2,049,340	—	—	(30,996)	61,924	(1,435)	2,181	2,081,014
Korea Electric Power Industrial Development Co., Ltd.		18,936	—	—	(255)	3,388	—	(350)	21,719
YTN Co., Ltd.		37,876	—	—	(90)	(456)	36	14	37,380
Cheongna Energy Co., Ltd.		33,379	—	—	—	(2,759)	—	—	30,620
Gangwon Wind Power Co., Ltd.		12,113	—	—	(1,988)	1,437	—	—	11,562
Hyundai Green Power Co., Ltd.		110,346	—	—	(8,107)	6,060	—	1	108,300
Korea Power Exchange		176,264	—	—	—	5,000	—	(50)	181,214
AMEC Partners Korea		141	—	—	—	107	—	—	248
Hyundai Energy Co., Ltd.		49,463	2,320	—	—	(14,416)	—	(820)	36,547
Ecollite Co., Ltd.		1,266	1,349	—	—	(199)	(556)	—	1,860
Taebaek Wind Power Co., Ltd.		3,728	—	—	—	811	—	—	4,539
Alternergy Philippine Investments Corporation		1,600	569	—	—	(395)	(32)	57	1,799
Muju Wind Power Co., Ltd.		2,711	—	—	—	(2)	—	—	2,709
Pyeongchang Wind Power Co., Ltd.		613	—	—	—	(11)	—	—	602
Daeryun Power Co., Ltd.		25,017	—	—	—	—	—	5	25,022
JinanJangsu Wind Power Co., Ltd.		78	—	—	—	—	—	—	78
Changjuk Wind Power Co., Ltd.		3,926	—	—	—	1,016	—	—	4,942
Commerce and industry energy Co., Ltd		7,066	—	—	—	(1,237)	—	(5,829)	—
KNH Solar Co., Ltd.		1,089	—	—	—	169	—	—	1,258
SPC Power Corporation		36,760	—	—	—	7,704	1,292	(979)	44,777
Gemeng International Energy Co., Ltd.		549,730	—	—	—	(7,104)	47,964	—	590,590
PT. Cirebon Electric Power		17,022	—	—	—	3,468	5,775	1,638	27,903
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	188	(535)	347	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(669)	(446)	1,115	—
Dolphin Property Limited		—	—	—	—	109	(16)	(93)	—
E-Power S.A.		5,646	—	—	(1,878)	1,025	327	21	5,141
PT Wampu Electric Power		15,644	—	—	—	586	—	1,172	17,402
PT. Bayan Resources TBK		642,636	—	—	—	(4,013)	9,966	(562)	648,027
S-Power Co., Ltd.		81,679	26,000	—	—	67	(125)	3	107,624
Pioneer Gas Power Limited		37,875	6,755	—	—	426	(668)	—	44,388
Eurasia Energy Holdings		—	—	—	—	(678)	18	660	—
Xe-Pian Xe-Namnoy Power Co., Ltd		27	—	—	—	(27)	—	—	—
Busan Solar Co., Ltd.		546	—	—	—	(1)	—	—	545
Hadong Mineral Fiber Co., Ltd.		5	—	—	—	—	—	—	5
Green Biomass Co., Ltd.		637	—	—	—	(175)	—	—	462
Gumi-ochang Photovoltaic Power Co., Ltd.		282	—	—	—	44	—	—	326
Chungbuk Photovoltaic Power Co., Ltd.		159	—	—	—	13	—	(1)	171
Cheonan Photovoltaic Power Co., Ltd.		109	—	—	—	6	—	—	115
PT. Mutiara Jawa		2,624	—	—	—	28	110	—	2,762
KOSCON Photovoltaic Co., Ltd		—	245	—	—	(2)	—	—	243
Yeongwol Energy Station Co., Ltd		—	1,862	—	—	—	—	—	1,862
Yeonan Photovoltaic Co., Ltd		—	157	—	—	—	—	—	157
Q1 Solar Co., Ltd		—	1,005	—	—	(107)	—	(11)	887
Jinbhuvish Power Generation		—	4,345	—	—	—	—	—	4,345
Best Solar Energy Co., Ltd.		—	1,242	—	—	(217)	—	—	1,025
Seokcheon Solar Power Co., Ltd.		—	970	—	—	46	—	—	1,016

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
June 30, 2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

SE Green Energy Co., Ltd.	￦	—	3,821	—	—	(31)	(19)	—	3,771
Daegu Photovoltaic Co., Ltd.		—	1,230	—	—	(165)	—	—	1,065
Jeongam Wind Power Co., Ltd.		—	800	—	—	(107)	—	—	693
Korea Power Engineering Service Co., Ltd.		—	290	—	—	193	—	—	483
Golden Route J Solar Power Co., Ltd.		—	82	—	—	—	—	—	82

		3,982,340	71,875	—	(43,314)	61,244	61,565	(1,464)	4,132,246

<Joint ventures>
KEPCO-Uhde Inc.		10,269	—	—	—	(354)	—	3	9,918
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,705	—	—	—	(1,196)	2,465	—	29,974
Shuweihat Asia Power Investment B.V.		—	109	—	—	(22)	(9)	13	91
Shuweihat Asia Operation & Maintenance Company		29	—	—	—	—	3	—	32
Waterbury Lake Uranium L.P.		24,906	—	—	—	—	585	(2,958)	22,533
ASM-BG Investicii AD		16,024	1,371	—	—	(200)	900	—	18,095
RES Technology AD		14,637	897	—	—	(1,393)	776	—	14,917
KV Holdings, Inc.		2,023	—	—	—	(3)	48	(12)	2,056
KEPCO SPC Power Corporation		121,737	—	—	—	4,189	(847)	260	125,339
Canada Korea Uranium Limited Partnership		5,083	—	—	—	—	—	98	5,181
KEPCO Energy Resource Nigeria Limited		5,663	—	—	—	(85)	178	—	5,756
Gansu Datang Yumen Wind Power Co., Ltd.		20,381	—	—	—	(669)	1,821	(71)	21,462
Datang Chifeng Renewable Power Co., Ltd.		156,449	—	—	—	6,593	14,058	21	177,121
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,125	—	—	—	122	896	—	11,143
Rabigh Electricity Company (*)		—	108,385	—	—	6,880	19,324	(134,589)	—
Rabigh Operation & Maintenance Company		814	—	—	(1,831)	3,424	203	(7)	2,603
Jamaica Public Service Company Limited		293,007	—	—	—	(795)	21,468	(1)	313,679
KW Nuclear Components Co., Ltd.		1,222	—	—	(457)	1,173	—	—	1,938
Busan shinho Solar power Co., Ltd.		2,056	—	—	—	497	—	—	2,553
STX Electric Power Co., Ltd.		96,698	29,400	—	—	(352)	(142)	—	125,604
YEONGAM Wind Power Co., Ltd.		11,563	—	—	—	22	—	—	11,585
Global Trade Of Power System Co. , Ltd		213	—	—	—	9	—	—	222
Expressway Solar-light Power Generation Co., Ltd.		3,132	—	—	—	136	(12)	—	3,256
Yeongam F1 Solar Power Plant		1,673	—	—	—	166	—	—	1,839
KODE NOVUS 1 LLC.		17,691	—	—	—	(2,230)	(251)	1,127	16,337
KODE NOVUS 2 LLC.		11,550	—	—	—	(998)	806	(1)	11,357
Daejung Offshore Wind Power Co., Ltd.		4,844	—	—	—	(261)	—	(201)	4,382
Arman Asia Electric Power Company		687	—	—	—	(329)	(32)	69	395
KEPCO-ALSTOM Power Electronics Systems, Inc.		5,629	—	—	—	(311)	—	—	5,318
Dongbu Power Dangjin Corporation		40,000	—	—	—	(175)	—	—	39,825

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
June 30, 2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Honam Wind Power Co., Ltd.		1,783	1,817	—	—	(29)	(1,272)	—	2,299
Seokmun Energy Co., Ltd.		—	680	—	—	(24)	—	—	656
	￦	908,593	142,659	—	(2,288)	13,785	60,966	(136,249)	987,466

	￦	4,890,933	214,534	—	(45,602)	75,029	122,531	(137,713)	5,119,712

(*)	During the six-month period ended June 30, 2013, part of loans to Rabigh Electricity Company was converted to euqity, causing the investment to increase by ￦108,385 million.

In millions of won
December 31, 2012
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	11,621	45,060	—	—	(316)	(343)	(15)	56,007
Korea Gas Corporation		1,968,886	—	—	(14,364)	89,689	5,697	(568)	2,049,340
Korea Electric Power Industrial Development Co., Ltd.		20,968	—	—	(2,467)	788	—	(353)	18,936
YTN Co., Ltd.		36,977	—	—	(225)	1,454	(10)	(320)	37,876
Cheongna Energy Co., Ltd.		24,576	13,900	—	—	(5,097)	—	—	33,379
Gang won Wind Power Co., Ltd.		10,112	—	—	(852)	2,682	171	—	12,113
Hyundai Green Power Co., Ltd.		84,109	24,650	—	(11,014)	12,601	42	(42)	110,346
Korea Power Exchange		163,041	—	—	—	13,223	—	—	176,264
AMEC Partners Korea		176	—	—	—	(35)	—	—	141
Hyundai Energy Co., Ltd.		53,281	—	—	—	(3,758)	—	(60)	49,463
Ecollite Co., Ltd.		1,219	—	—	—	(283)	330	—	1,266
Taebaek Wind Power Co., Ltd.		3,680	—	—	—	48	—	—	3,728
Alternergy Philippine Investments Corporation		1,078	1,052	—	—	(498)	(32)	—	1,600
Muju Wind Power Co., Ltd.		2,735	—	—	—	(24)	—	—	2,711
Pyeongchang Wind Power Co., Ltd.		627	—	—	—	(14)	—	—	613
Daeryun Power Co., Ltd.		20,227	4,687	—	—	127	(24)	—	25,017
JinanJangsu Wind Power Co., Ltd.		78	—	—	—	—	—	—	78
Changjuk Wind Power Co., Ltd.		3,749	—	—	—	177	—	—	3,926
Commerce and industry energy Co., Ltd.		8,497	—	—	—	(1,431)	—	—	7,066
Gyeongju Wind Power Co., Ltd.		1,430	—	—	—	—	—	(1,430)	—
KNH Solar Co., Ltd.		1,295	—	—	—	(206)	—	—	1,089
SPC Power Corporation		37,660	—	—	(1,512)	1,035	(617)	194	36,760
Gemeng International Energy Co., Ltd.		555,104	—	—	—	27,918	(33,292)	—	549,730
PT. Cirebon Electric Power		15,513	—	—	—	4,253	(1,502)	(1,242)	17,022
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	1,286	650	(1,936)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	1,915	565	(2,480)	—
Dolphin Property Limited		—	—	—	—	64	17	(81)	—
E-Power S.A		3,967	—	—	(96)	2,083	(308)	—	5,646
PT Wampu Electric Power		16,452	1,558	—	—	(1,173)	—	(1,193)	15,644
PT. Bayan Resources TBK		671,096	—	—	(15,594)	(449)	(11,946)	(471)	642,636
S-Power Co., Ltd.		—	82,000	—	—	(57)	(260)	(4)	81,679
Pioneer Gas Power Limited		—	39,899	—	—	—	(2,024)	—	37,875
Eurasia Energy Holdings		—	461	—	—	(461)	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		—	29	—	—	—	(2)	—	27
Busan Solar Co., Ltd.		—	643	—	—	(97)	—	—	546

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Hadong Mineral Fiber Co., Ltd.	￦	—	50	—	—	(45)	—	—	5
Green Biomass Co., Ltd.		—	714	—	—	(77)	—	—	637
Gumi-ochang Photovoltaic Power Co., Ltd.		—	288	—	—	(6)	—	—	282
Chungbuk Photovoltaic Power Co., Ltd		—	166	—	—	(7)	—	—	159
Cheonan Photovoltaic Power Co., Ltd		—	122	—	—	(13)	—	—	109
PT. Mutiara Jawa		—	2,978	—	—	(110)	(244)	—	2,624

		3,718,154	218,257	—	(46,124)	145,186	(43,132)	(10,001)	3,982,340

<Joint ventures>
KEPCO-Uhde Inc.		11,172	—	—	—	(894)	—	(9)	10,269
Eco Biomass Energy Sdn. Bhd.		9,783	—	—	—	(2,064)	1,263	(8,982)	—
Datang Chaoyang Renewable Power Co., Ltd.		29,971	—	—	(2,479)	1,905	(1,702)	1,010	28,705
Shuweihat Asia Power Investment B.V.		—	114	—	—	(98)	(16)	—	—
Shuweihat Asia Operation & Maintenance Company		—	—	—	—	30	(1)	—	29
Waterbury Lake Uranium L.P.		21,691	4,053	—	—	—	(667)	(171)	24,906
ASM-BG Investicii AD		14,921	—	—	—	2,765	(1,662)	—	16,024
RES Technology AD		14,563	—	—	—	1,298	(1,224)	—	14,637
KV Holdings, Inc.		2,044	—	—	(89)	79	(11)	—	2,023
Kings Plaza JV, LLC		8,651	—	(9,150)	—	499	—	—	—
KEPCO SPC Power Corporation		98,943	—	—	—	24,591	(1,875)	78	121,737
Canada Korea Uranium Limited Partnership		5,348	—	—	—	(12)	—	(253)	5,083
KEPCO Energy Resource Nigeria Limited		6,056	—	—	—	(186)	(207)	—	5,663
Gansu Datang Yumen Wind Power Co., Ltd.		22,368	—	—	—	(715)	(1,272)	—	20,381
Datang Chifeng Renewable Power Co., Ltd.		183,455	—	—	(22,561)	3,077	(10,225)	2,703	156,449
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		6,931	—	—	—	633	(1,488)	4,049	10,125
Rabigh Electricity Company		—	—	—	—	6,143	(32,009)	25,866	—
Rabigh Operation & Maintenance Company		137	—	—	—	722	(45)	—	814
Jamaica Public Service Company Limited		311,750	—	—	(2,216)	3,680	46	(20,253)	293,007
KW Nuclear Components Co., Ltd.		—	—	—	—	1,222	—	—	1,222
Busan shinho Solar power Co., Ltd.		2	2,098	—	—	(44)	—	—	2,056
STX Electric Power Co., Ltd.		19,416	78,400	—	—	(741)	(377)	—	96,698
YEONGAM Wind Power Co., Ltd.		—	11,583	—	—	(20)	—	—	11,563
Global Trade Of Power System Co., Ltd		—	290	—	—	(77)	—	—	213
Expressway Solar-light Power Generation Co., Ltd		—	3,132	—	—	—	—	—	3,132
Yeongam F1 Solar Power Plant		—	1,740	—	—	(67)	—	—	1,673
KODE NOVUS 1 LLC.		—	19,213	—	—	(485)	(1,037)	—	17,691
KODE NOVUS 2 LLC.		—	12,498	—	—	(189)	(759)	—	11,550
Daejung Offshore Wind Power Co., Ltd.		—	4,990	—	—	(146)	—	—	4,844
Arman Asia Electric Power Company		—	981	—	—	(232)	(62)	—	687
KEPCO-ALSTOM Power Electronics Systems, Inc.		—	5,629	—	—	—	—	—	5,629
Dongbu Power Dangjin Corporation		—	40,000	—	—	—	—	—	40,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Honam Wind Power Co., Ltd.	￦	—	1,783	—	—	—	—	—	1,783

		767,202	186,504	(9,150)	(27,345)	40,674	(53,330)	4,038	908,593

	￦	4,485,356	404,761	(9,150)	(73,469)	185,860	(96,462)	(5,963)	4,890,933

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31 are as follows:

In millions of won
June 30, 2013
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	271,754	114,921	13	440
Korea Gas Corporation		40,538,120	32,030,294	20,150,161	253,165
Korea Electric Power Industrial Development Co., Ltd.		139,215	64,320	138,311	10,266
YTN Co., Ltd.		356,372	181,942	54,058	(1,330)
Cheongna Energy Co., Ltd.		434,450	370,698	26,140	(5,681)
Gangwon Wind Power Co., Ltd.		138,030	61,279	19,256	12,448
Hyundai Green Power Co., Ltd.		1,106,844	733,811	152,269	22,572
Korea Power Exchange		204,403	23,189	41,487	8,179
AMEC Partners Korea		1,809	503	1,155	563
Hyundai Energy Co., Ltd.		534,123	456,447	11,150	(31,375)
Ecollite Co., Ltd.		8,503	3,349	—	(589)
Taebaek Wind Power Co., Ltd.		55,967	37,812	6,076	2,931
Alternergy Philippine Investments Corporation		3,606	8	—	(439)
Muju Wind Power Co., Ltd.		10,836	—	—	(6)
Pyeongchang Wind Power Co., Ltd.		2,408	1	—	(48)
Daeryun Power Co., Ltd.		543,093	417,275	—	138
JinanJangsu Wind Power Co., Ltd.		309	—	—	(1)
Changjuk Wind Power Co., Ltd.		48,370	31,897	5,717	2,962
KNH Solar Co., Ltd.		30,527	25,893	2,167	626
SPC Power Corporation		139,135	21,232	30,128	8,954
Gemeng International Energy Co., Ltd.		6,357,983	4,620,953	816,559	56,314
PT. Cirebon Electric Power		1,078,254	976,791	144,325	14,305
KNOC Nigerian East Oil Co., Ltd.		258,352	312,251	—	(2,032)
KNOC Nigerian West Oil Co., Ltd.		156,887	206,336	—	(1,708)
Dolphin Property Limited		7,702	10,238	235	(120)
E-Power S.A.		83,210	69,376	28,830	3,572
PT Wampu Electric Power		115,481	77,650	18,345	(1,585)
PT. Bayan Resources TBK		1,976,022	1,359,659	583,750	18,007
S-Power Co., Ltd.		379,667	110,937	—	174
Pioneer Gas Power Limited		165,452	99,528	19	19
Eurasia Energy Holdings		1,871	3,679	325	(2,838)
Xe-Pian Xe-Namnoy Power Co., Ltd.		28,081	28,493	14	(147)
Busan Solar Co., Ltd.		17,700	14,945	916	24
Hadong Mineral Fiber Co., Ltd.		15	—	—	(1)
Green Biomass Co., Ltd.		7,658	6,298	—	(514)
Gumi-ochang Photovoltaic Power Co., Ltd.		20,655	17,392	1,812	437

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of of financial information of associates and joint ventures as of and for the six-period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
June 30, 2013
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

Chungbuk Photovoltaic Power Co., Ltd.	￦	7,454	5,744	541	(113)
Cheonan Photovoltaic Power Co., Ltd.		5,676	4,523	320	(98)
PT. Mutiara Jawa		9,537	12	—	(26)
KOSCON Photovoltaic Co.,Ltd		12,025	11,658	44	(10)
Yeongwol Energy Station Co., Ltd		14,193	340	—	—
Yeonan Photovoltaic Co., Ltd		247	—	—	—
Q1 Solar Co., Ltd		17,697	14,530	162	(381)
Jinbhuvish Power Generation		66,915	489	—	—
Best Solar Energy Co., Ltd.		9,705	5,249	—	(945)
Seokcheon Solar Power Co., Ltd.		14,606	4,161	690	475
SE Green Energy Co., Ltd.		8,203	307	1	(65)
Daegu Photovoltaic Co., Ltd.		19,870	16,282	—	(595)
Jeongam Wind Power Co., Ltd.		1,734	1	—	(267)
Korea Power Engineering Service Co., Ltd.		1,720	54	1,063	666
Golden Route J Solar Power Co., Ltd.		5,476	4,656	254	4

<Joint ventures>
KEPCO-Uhde Inc.		16,201	1,174	—	(536)
Eco Biomass Energy Sdn. Bhd.		17,494	3,888	—	—
Datang Chaoyang Renewable Power Co., Ltd.		192,136	117,201	11,074	1,750
Shuweihat Asia Power Investment B.V.		212	27	—	(28)
Shuweihat Asia Operation & Maintenance Company		286	229	—	—
Waterbury Lake Uranium L.P.		64,020	401	—	—
ASM-BG Investicii AD		108,920	72,730	7,162	249
RES Technology AD		103,324	73,491	4,628	(2,400)
KV Holdings, Inc.		5,151	12	—	790
KEPCO SPC Power Corporation		551,951	355,505	85,973	6,982
Canada Korea Uranium Limited Partnership		41,636	42	—	—
KEPCO Energy Resource Nigeria Limited		67,697	48,512	—	(323)
Gansu Datang Yumen Wind Power Co., Ltd.		125,840	72,360	4,922	(1,504)
Datang Chifeng Renewable Power Co., Ltd.		1,006,303	563,445	59,919	13,193
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		76,975	49,118	5,105	1,732
Rabigh Electricity Company		2,863,165	2,712,299	117,202	19,175
Rabigh Operation & Maintenance Company		14,843	8,336	13,190	8,916
Jamaica Public Service Company Limited		1,192,316	756,292	591,377	352
KW Nuclear Components Co., Ltd.		26,087	21,780	4,653	2,353
Busan shinho Solar power Co., Ltd.		57,960	47,788	3,961	1,696
STX Electric Power Co., Ltd.		264,728	8,393	—	(719)
YEONGAM Wind Power Co., Ltd.		59,080	35,565	92	56
Global Trade Of Power System Co., Ltd.		911	146	1,145	53
Expressway Solar-light Power Generation Co., Ltd.		18,684	7,456	767	510
Yeongam F1 Solar Power Plant		6,358	15	556	572
KODE NOVUS 1 LLC.		127,963	104,213	1,072	(4,554)
KODE NOVUS 2 LLC.		67,054	43,875	864	(2,037)
Daejung Offshore Wind Power Co., Ltd.		8,787	6	—	(524)
Arman Asia Electric Power Company		494,497	493,838	—	(620)
KEPCO-ALSTOM Power Electronics Systems, Inc.		16,351	5,922	—	(550)
Dongbu Power Dangjin Corporation		94,739	742	—	(1,345)
Honam Wind Power Co., Ltd.		13,793	6,203	—	(96)
Seokmun Energy Co., Ltd.		1,933	5	—	(71)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	148,814	31,645	5	(707)
Korea Gas Corporation		40,631,086	32,252,753	35,714,565	366,675
Korea Electric Power Industrial Development Co., Ltd.		125,614	60,319	250,183	1,822
YTN Co., Ltd.		345,862	169,119	124,276	5,735
Cheongna Energy Co., Ltd.		446,396	376,358	31,125	(11,556)
Gangwon Wind Power Co., Ltd.		145,628	65,203	34,342	18,770
Hyundai Green Power Co., Ltd.		952,240	572,151	283,539	43,555
Korea Power Exchange		189,548	13,284	82,667	14,308
AMEC Partners Korea		1,119	375	1,045	(181)
Hyundai Energy Co., Ltd.		201,781	92,109	—	—
Ecollite Co., Ltd.		5,283	880	—	(878)
Taebaek Wind Power Co., Ltd.		51,901	36,988	3,849	194
Alternergy Philippine Investments Corporation		3,207	8	—	(899)
Muju Wind Power Co., Ltd.		10,843	—	—	(96)
Pyeongchang Wind Power Co., Ltd.		2,455	1	—	(53)
Daeryun Power Co., Ltd.		366,059	240,264	—	(559)
JinanJangsu Wind Power Co., Ltd.		310	—	—	—
Changjuk Wind Power Co., Ltd.		40,922	27,835	1,749	591
Commerce and industry energy Co., Ltd.		101,001	77,685	14,075	(4,083)
KNH Solar Co., Ltd.		30,665	26,657	1,385	(764)
SPC Power Corporation		104,886	8,150	11,851	6,131
Gemeng International Energy Co., Ltd.		5,234,058	3,617,205	1,575,590	75,650
PT. Cirebon Electric Power		1,009,607	947,711	159,655	15,462
KNOC Nigerian East Oil Co., Ltd.		239,810	291,330	—	(7,636)
KNOC Nigerian West Oil Co., Ltd.		145,322	187,148	—	(6,704)
Dolphin Property Limited		6,264	9,415	506	(101)
E-Power S.A.		73,829	58,312	60,416	6,931
PT Wampu Electric Power		80,850	46,842	—	(2,549)
PT. Bayan Resources TBK		1,976,368	1,407,518	1,645,400	76,426
S-Power Co., Ltd.		205,853	1,985	—	(142)
Pioneer Gas Power Limited		65,000	16,371	—	—
Eurasia Energy Holdings		3,421	3,562	—	(1,275)
Xe-Pian Xe-Namnoy Power Co., Ltd.		13,539	13,432	—	—
Busan Solar Co., Ltd.		12,991	10,233	444	(492)
Hadong Mineral Fiber Co., Ltd.		19	—	—	(181)
Green Biomass Co., Ltd.		8,034	6,160	—	(226)
Gumi-ochang Photovoltaic Power Co., Ltd.		20,136	17,316	1,314	(60)
Chungbuk Photovoltaic Power Co., Ltd.		8,599	7,014	302	(77)
Cheonan Photovoltaic Power Co., Ltd.		6,252	5,154	173	(121)
PT. Mutiara Jawa		9,068	16	—	(380)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows, continued:

In millions of won
December 31, 2012
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	￦	16,063	504	—	(1,354)
Eco Biomass Energy Sdn. Bhd.		17,494	3,888	—	—
Datang Chaoyang Renewable Power Co., Ltd.		195,746	123,983	19,117	5,179
Shuweihat Asia Power Investment B.V.		65	65	—	(189)
Shuweihat Asia Operation & Maintenance Company		70	17	—	(45)
Waterbury Lake Uranium L.P.		62,885	621	—	—
ASM-BG Investicii AD		99,485	67,437	15,453	3,551
RES Technology AD		98,036	68,762	9,428	(704)
KV Holdings, Inc.		5,057	—	—	198
KEPCO SPC Power Corporation		527,718	333,972	159,412	33,100
Canada Korea Uranium Limited Partnership		40,866	41	—	(10)
KEPCO Energy Resource Nigeria Limited		24,732	5,855	—	(898)
Gansu Datang Yumen Wind Power Co., Ltd.		125,198	74,422	9,619	(1,789)
Datang Chifeng Renewable Power Co., Ltd.		945,001	553,772	103,162	10,445
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,554	45,241	4,046	1,586
Rabigh Electricity Company		2,383,131	2,579,352	6,479	44,518
Rabigh Operation & Maintenance Company		4,350	2,315	9,002	1,810
Jamaica Public Service Company Limited		1,167,350	761,650	1,286,441	19,694
KW Nuclear Components Co., Ltd.		25,540	22,824	8,990	3,560
Busan shinho Solar power Co., Ltd.		35,324	27,140	—	(176)
STX Electric Power Co., Ltd.		203,754	6,411	—	(1,490)
YEONGAM Wind Power Co., Ltd.		23,470	—	—	(58)
Global Trade Of Power System Co., Ltd.		754	20	—	(266)
Expressway Solar-light Power Generation Co., Ltd.		12,451	1,650	—	1
Yeongam F1 Solar Power Plant		55,011	49,241	—	(230)
KODE NOVUS 1 LLC.		122,061	95,603	166	(1,222)
KODE NOVUS 2 LLC.		87,303	63,731	—	(387)
Daejung Offshore Wind Power Co., Ltd.		9,750	42	—	(292)
Arman Asia Electric Power Company		55,119	53,973	—	(386)
KEPCO-ALSTOM Power Electronics Systems, Inc.		11,473	435	—	—
Dongbu Power Dangjin Corporation		94,967	532	—	(3,942)
Honam Wind Power Co., Ltd.		9,112	3,243	—	(72)

(5)	As of June 30, 2013, there is no unrecognized equity interest to investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses.

(6)	As of June 30, 2013, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

KEPCO Shanxi International Ltd., a consolidated subsidiary of the Group, established a consortium with two other investors, Deutche Capital Hongkong Ltd. and Shanxi International Energy Group Co., Ltd. with the Group’s percentage of ownership of the consortium being 34%. This consortium, in order for business in Chinese power generating industry, established Gemeng International Energy Co., Ltd., which is an associate of the Group with the Group’s percentage of ownership being 34%. KEPCO Shanxi International Ltd. has entered an agreement (“Put Option”) that if Gemeng International Co., Ltd. fails to be listed within 5 years after the initial capital paid in, Deutche Capital HongKong Ltd can require KEPCO Shanxi International Ltd. to acquire or recommend 3rd party to acquire its own investment in Gemeng International Co., Ltd. at the investment principal of USD 106,861,924 with an interest of 3M Libor-0.25% during the period from July 10, 2012 to July 9, 2014. However, Put Option Extension Agreement has changed this period; June 19, 2014 to July 9, 2014, and as of June 30, 2013, the Group guarantees this Put Option agreement

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of June 30, 2013, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(ii)	Eco Biomass Energy Sdn. Bhd.

Eco Biomass Energy Sdn. Bhd., issued put options on preferred stock to its financial investors. An agreement was made between financial investors and shareholders that if Eco Biomass Energy Sdn. Bhd., the first obligator, fails to accept the put options when exercised, all shareholders of Eco Biomass Energy Sdn. Bhd., should fulfill their obligation as the second obligators and acquire the preferred stock from financial investors in proportion to each shareholder’s percentage of ownership up to ￦4,050 million.

(iii)	Hyundai Energy Co., Ltd.

As of June 30, 2013, Hyundai Energy Co., Ltd., an associate of the Group, which engages in the integrated energy business, carries long-term borrowings for project financing amounting to ￦450 billion from Korea Development Bank and others. In connection with these borrowings, the Group pledged its investment securities in Hyundai Energy Co., Ltd. to secure the long-term borrowings amounting to ￦390 billion on behalf of its investee. In addition, the Group has placed guarantees for the business performance of Hyundai Energy Co., Ltd., and has a payment guarantee in relation to the repayment of the principal and interest in arrears of unsubordinated borrowings amounting to ￦60 billion.

Related to the above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd., has entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. The Group had placed guarantees for a fixed return on investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

In addition, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. have a right, which can be exercised for 30 days from two month to one month prior to 17th year after the termination date of the contract the termination date of the contract, to sell their shares to the Group. If dividends to shareholders exceed annual revenue, the exceeding amount shall be evenly distributed to Yeocheon TPL Co., Ltd. and the Company.

(iv)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group is obligated to acquire those shares af fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(vi)	Daeryun Power Co., Ltd.

All Shareholders of Daeryun Power Co., Ltd. except for POSCO Construction Co., Ltd., have agreed to acquire the shares held by POSCO Construction Co., Ltd. This acquisition shall be made at issuance price of the share in proportion to each shareholder’s percentage of ownership within two months after the completion of EPC construction. In connection with this agreement, the Group, one of the shareholders of Daeryun Power Co., Ltd., is obligated to acquire 1,210,772 shares of POSCO Construction Co., Ltd.‘s investment, which amounts to ￦6,054 million.

(vii)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders except for financial investors decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of June 30, 2013, shareholders’ agreements on investments in associates and joinventures that may cause future economic costs or cash outflows are as follows, continued:

(viii)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Group is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Acquisition cost		Government grants	Accumulated depreciation	Accmulated impairment losses (*)	Book value

Land	￦	13,609,986	(3,134)	—	—	13,606,852
Buildings		12,278,205	(46,078)	(3,829,083)	(853)	8,402,191
Structures		50,656,714	(186,546)	(13,362,458)	(1,183)	37,106,527
Machinery		43,733,494	(105,484)	(11,687,846)	(12,390)	31,927,774
Ships		5,011	—	(3,409)	—	1,602
Vehicles		179,135	(105)	(142,437)	—	36,593
Equipment		821,348	(778)	(648,422)	—	172,148
Tools		676,276	(123)	(557,440)	—	118,713
Construction-in-progress		27,195,117	(84,607)	—	—	27,110,510
Finance lease assets		2,385,274	—	(1,586,427)	—	798,847
Asset retirement cost		7,774,146	—	(1,957,365)	—	5,816,781
Others		7,357,523	—	(5,388,688)	—	1,968,835

	￦	166,672,229	(426,855)	(39,163,575)	(14,426)	127,067,373

In millions of won	December 31, 2012
	Acquisition cost		Government grants	Accumulated depreciation	Accmulated impairment losses (*)	Book value

Land	￦	13,504,739	(3,106)	—	—	13,501,633
Buildings		12,093,805	(44,387)	(3,538,059)	(853)	8,510,506
Structures		49,877,698	(177,173)	(12,462,959)	(1,183)	37,236,383
Machinery		42,782,904	(105,112)	(10,087,349)	(11,229)	32,579,214
Ships		5,011	—	(3,225)	—	1,786
Vehicles		173,373	(128)	(136,128)	—	37,117
Equipment		801,679	(922)	(618,524)	—	182,233
Tools		659,851	(192)	(537,720)	—	121,939
Construction-in-progress		21,279,062	(94,676)	—	—	21,184,386
Finance lease assets		2,385,238	—	(1,521,561)	—	863,677
Asset retirement cost		7,720,913	—	(1,757,747)	—	5,963,166
Others		7,286,289	—	(5,092,189)	—	2,194,100

	￦	158,570,562	(425,696)	(35,755,461)	(13,265)	122,376,140

(*)	The Group separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance

Land	￦	13,501,633	16,191	(21,053)	—	110,081	13,606,852
Buildings		8,510,506	610	(3,303)	(286,500)	180,878	8,402,191
Structures		37,236,383	275	(86,532)	(970,571)	926,972	37,106,527
Machinery		32,579,214	133,127	(52,595)	(1,631,622)	899,650	31,927,774
Ships		1,786	—	—	(183)	(1)	1,602
Vehicles		37,117	1,110	(204)	(9,042)	7,612	36,593
Equipment		182,233	24,327	(85)	(42,042)	7,715	172,148
Tools		121,939	9,753	(124)	(27,282)	14,427	118,713
Construction-in-progress		21,184,386	7,807,053	(2,972)	—	(1,877,957)	27,110,510
Finance lease assets		863,677	—	(7,456)	(69,538)	12,164	798,847
Asset retirement cost		5,963,166	—	—	(292,860)	146,475	5,816,781
Others		2,194,100	4,844	(9)	(293,194)	63,094	1,968,835

	￦	122,376,140	7,997,290	(174,333)	(3,622,834)	491,110	127,067,373

In millions of won	December 31, 2012
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance

Land	￦	13,158,742	151,350	(3,580)	—	195,121	13,501,633
Buildings		8,152,423	12,350	(7,055)	(560,069)	912,857	8,510,506
Structures		36,528,004	712	(297,660)	(1,883,418)	2,888,745	37,236,383
Machinery		30,011,098	352,216	(101,987)	(3,328,844)	5,646,731	32,579,214
Ships		1,240	—	(6)	(294)	846	1,786
Vehicles		38,217	3,526	(49)	(16,701)	12,124	37,117
Equipment		172,458	43,291	(760)	(86,330)	53,574	182,233
Tools		116,455	26,159	(78)	(54,655)	34,058	121,939
Construction-in-progress		19,911,800	10,841,215	—	—	(9,568,629)	21,184,386
Finance lease assets		992,200	—	—	(128,451)	(72)	863,677
Asset retirement cost		1,725,446	—	—	(291,867)	4,529,587	5,963,166
Others		1,576,798	16,015	—	(551,747)	1,153,034	2,194,100

	￦	112,384,881	11,446,834	(411,175)	(6,902,376)	5,857,976	122,376,140

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	536,918	—	—	—	536,918
Buildings		39,725	(13)	(15,836)	—	23,876

	￦	576,643	(13)	(15,836)	—	560,794

In millions of won	December 31, 2012
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	564,195	—	—	—	564,195
Buildings		42,460	(243)	(16,189)	—	26,028

	￦	606,655	(243)	(16,189)	—	590,223

(2)	Changes in investment properties for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	564,195	—	—	—	—	(27,277)	536,918
Buildings		26,028	—	—	(458)	—	(1,694)	23,876

	￦	590,223	—	—	(458)	—	(28,971)	560,794

In millions of won	December 31, 2012
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	498,280	—	—	—	—	65,915	564,195
Buildings		18,869	—	—	(974)	—	8,133	26,028

	￦	517,149	—	—	(974)	—	74,048	590,223

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Rental income	￦	3,104	5,064	2,266	4,426
Operating and maintenance expenses (related to investment property which incurs rental income)		(232)	(458)	(239)	(470)

	￦	2,872	4,606	2,027	3,956

(4)	Fair value of investment properties as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Book value		Fair value	Book value	Fair value

Land	￦	536,918	566,626	564,195	596,197
Buildings		23,876	24,671	26,028	26,918

	￦	560,794	591,297	590,223	623,115

As of January 1, 2010, K-IFRS date adoption, the Group assessed the fair value of its’ investment property by using an independent third party. The independent third party has adequate experiences and qualifications to assess investment properties in Republic of Korea. The independent third party used benchmarking methods considering the economic value and similar other properties in the market. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly notified individual land price after the K- IFRS adoption date.

(5)	All of the Group’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction contracts for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	20,359,685	1,223,924	(741,202)	20,842,407
Kazakhstan EPC and others		607,231	439,427	(252,056)	749,602

	￦	20,966,916	1,663,351	(993,258)	21,637,009

(*)	For the six-month period ended June 30, 2013, the increased balance of contracts from new orders and other is ￦1,667,249 million and the decreased balance of contracts from changes in size of construction is ￦3,897 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

20.	Construction Contracts, Continued

(2)	Changes in balance of construction contracts for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won	December 31, 2012
	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	22,689,640	(839,900)	(1,490,055)	20,359,685
Kazakhstan EPC and others		864,937	108,283	(365,990)	607,230

	￦	23,554,577	(731,617)	(1,856,045)	20,966,915

(*)	For the year ended December 31, 2012, the increased balance of contracts from new orders and others is ￦201,823 million and the decreased balance of contracts from changes in size of construction is ￦933,440 million.

(3)	Accumulated earned revenue, expense and others related to the Group’s construction as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts	Retention

Nuclear power plant construction in UAE	￦	4,000,358	3,775,001	225,058	—	—
Kazakhstan EPC and others		736,011	697,124	38,886	149	—

	￦	4,736,069	4,472,125	263,944	149	—

In millions of won	December 31, 2012
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts	Retention

Nuclear power plant construction in UAE	￦	3,258,857	3,090,859	167,998	—	—
Kazakhstan EPC and others		629,980	592,340	37,640	541	—

	￦	3,888,837	3,683,199	205,638	541	—

(4)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE	￦	—	541,887	—	464,489
Kazakhstan EPC and Others		138,225	1,228	136,760	11,085

	￦	138,225	543,115	136,760	475,574

(*1)	Accounted for as trade receivables in the Group’s financial statements.
(*2)	Accounted for as advance received in the Group’s financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

21.	Intangible Assets other than goodwill

(1)	Intangible assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	320,740	(278)	(250,100)	—	70,362
Licences and franchises		3,398	—	(2,875)	—	523
Copyrights, patents rights and other industrial rights		26,676	—	(5,877)	—	20,799
Mining rights		520,769	—	(4,983)	—	515,786
Development expenditures		698,908	(9,567)	(627,341)	—	62,000
Intangible assets under development		59,804	(12,270)	—	—	47,534
Usage rights of donated assets and other		372,145	(59)	(304,223)	—	67,863
Leasehold rights		19,112	—	(18,282)	—	830
Others		150,983	(1)	(61,158)	(12,436)	77,388

	￦	2,172,535	(22,175)	(1,274,839)	(12,436)	863,085

In millions of won	December 31, 2012
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	319,044	(198)	(235,675)	—	83,171
Licences and franchises		3,398	—	(2,554)	—	844
Copyrights, patents rights and other industrial rights		20,621	—	(4,140)	—	16,481
Mining rights		530,169	—	(4,363)	—	525,806
Development expenditures		691,918	(12,371)	(611,229)	—	68,318
Intangible assets under development		44,316	(7,305)	—	—	37,011
Usage rights of donated assets and other		372,145	(64)	(299,802)	—	72,279
Leasehold rights		19,112	—	(18,265)	—	847
Others		148,738	(1)	(57,244)	(12,436)	79,057

	￦	2,149,461	(19,939)	(1,233,272)	(12,436)	883,814

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

21.	Intangible Assets other than goodwill, Continued

(2)	Changes in intangible assets for as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	83,171	6,128	—	(20,168)	—	1,231	70,362
Licences and franchises		844	—	—	(321)	—	—	523
Copyrights, patents rights and other industrial rights		16,481	472	—	(1,233)	—	5,079	20,799
Mining rights		525,806	12,921	—	(910)	—	(22,031)	515,786
Development expenditures		68,318	623	—	(13,564)	—	6,623	62,000
Intangible assets under development		37,011	17,538	—	—	(2)	(7,013)	47,534
Usage rights of donated assets and other		72,279	—	—	(4,393)	—	(23)	67,863
Leasehold rights		847	—	—	(17)	—	—	830
Others		79,057	1,407	(16)	(3,438)	—	378	77,388

	￦	883,814	39,089	(16)	(44,044)	(2)	(15,756)	863,085

In millions of won	December 31, 2012
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	93,071	7,214	(3)	(38,548)	—	21,437	83,171
Licences and franchises		1,487	—	—	(643)	—	—	844
Copyrights, patents rights and other industrial rights		4,075	2,356	(294)	(634)	(6)	10,984	16,481
Mining rights		470,882	22,510	—	(4,188)	—	36,602	525,806
Development expenditures		72,508	2,463	—	(33,621)	—	26,968	68,318
Intangible assets under development		45,903	28,580	—	—	(13)	(37,459)	37,011
Usage rights of donated assets and other		79,979	—	—	(8,812)	—	1,112	72,279
Leasehold rights		880	—	—	(34)	—	1	847
Others		79,924	4,592	(2,311)	(6,880)	(440)	4,172	79,057

	￦	848,709	67,715	(2,608)	(93,360)	(459)	63,817	883,814

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

21.	Intangible Assets other than goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won and thousands of Australian dollar
June 30, 2013
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	11,453	5 months ~ 2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,000	4 years and 6 months
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenditures	Development of manufacturing technology Zircaloy tube	KRW	1,230	6 months
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	10,010	4 years
Development expenditures	Development of maintenance system for utility plant	KRW	2,148	4 years and 5 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	6,388	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	6,602	4 years and 4 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	48,796	7 years and 9 months
Others	Shingwangju electricity supply facility usage right	KRW	3,978	5 years and 11 months
Others	Sillim electricity supply facility usage right	KRW	3,759	8 years and 5 months

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

21.	Intangible Assets other than goodwill, Continued

(4)	Significant specific intangible assets as of June 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of Australian dollar
December 31, 2012
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system	KRW	13,417	5 months ~ 3 years and 2 months
Mining rights	Mining right of Bylong mine	AUD	401,225	—
Development expenditures	Development of manufacturing technology Zircaloy tube	KRW	2,460	1 year
Development expenditures	WH type improved nuclear fuel	KRW	532	3 months
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	11,367	4 years and 6 months
Intangible assets under development	Smart technology verification and standard design project conducting right	KRW	2,816	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) Sharing charge	KRW	7,363	4 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	51,944	9 years
Others	Shingwangju electricity supply facility usage right	KRW	4,314	6 years and 5 months

(5)	For the six-month periods ended June 30, 2013 and 2012, the Group recognized research and development expenses of ￦237,769 million and ￦232,345 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of June 30, 2013 and the December 31, 2012 are as follows

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Trade payables	￦	3,167,682	—	3,282,240	—
Other payables		1,684,471	3,211,487	1,552,780	3,147,010
Accrued expenses		1,577,208	1,989	1,395,274	1,700
Leasehold deposits received		1,633	—	1,627	—
Other deposits received		85,006	88,241	63,104	83,376
Finance lease liabilities		121,160	825,112	121,804	885,365
Dividends payable		1,556	—	1,605	—
Others		44	46,996	30	56,240

	￦	6,638,760	4,173,825	6,418,464	4,173,691

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

23.	Borrowings and debt securities

(1)	Borrowings and debt securities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012
Current liabilities
Short-term borrowings	￦	3,149,353	689,310
Current portion of long-term borrowings		699,436	1,528,237
Current portion of debt securities		5,990,327	5,480,331
Less: Current portion of discount on long-term borrowings		(1,431)	(1,586)
Less: Current portion of discount on debt securities		(10,481)	(1,611)

		9,827,204	7,694,681

Non-current liabilities
Long-term borrowings		5,040,578	4,695,358
Debt securities		44,310,514	40,944,992
Less : Discount on long-term borrowings		(21,926)	(20,423)
Less : Discount on debt securities		(90,793)	(95,199)

		49,238,373	45,524,728

	￦	59,065,577	53,219,409

(2)	Short-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Type	Creditor	Interest rate (%)	June 30, 2013

Local short-term borrowings	Korea Exchange Bank and Others	2.61 ~ 2.80	￦	1,833,665
Foreign short-term borrowings	RBS and others	0.54 ~ 6.50		1,315,688

			￦	3,149,353

In millions of won
Type	Creditor	Interest rate (%)	December 31, 2012

Local short-term borrowings	Korea Exchange Bank and Others	2.95 ~ 4.15	￦	461,350
Foreign short-term borrowings	DBS and Others	0.78 ~ 1.25		227,960

			￦	689,310

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2013
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2013 ~ 2044	$—	￦	9,024
	Facility	4.60	2028	—		29,500
	Facility	3yr KTB rate –1.25	2027	—		9,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03 ~ 0.54	2013 ~ 2016	—		1,600,000
	Facility	3yr KTB rate – 1.25	2013 ~ 2021	—		5,489
	Facility	4.60	2028	—		13,500
	Energy rationalization	3yr KTB rate – 1.25	2019	—		1,150
	Others	2.75	2014	—		5,200
Korea Industrial Bank	Development of power resources	4.00	2016	—		14,200
	Development of power resources	3yr KTB rate – 1.25	2016	—		12,000
Kookmin Bank	Development of power resources	4.00	2015	—		12,540
Hana Bank	Development of power resources	4.00	2014	—		8,000
	Development of power resources	3yr KTB rate – 1.25	2014	—		12,300
	PF Refinancing	CD+1.7%	2015	—		20,625
	PF Refinancing	4.80	2015	—		11,991
Export-Import Bank of Korea	Project loans	2.00	2026	—		38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.20 ~ 0.31	2017 ~ 2019	—		2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2013 ~ 2027	—		74,377
	Facility	0.75 ~ 1.75	2013 ~ 2023	—		5,510
	Project loans	—	—	—		13,122
Shinhan Bank and others	Facility	3yr AA- CB rate + 1.10	2028	—		33,800
Woori Bank	PF Refinancing	CD+1.7%	2015	—		20,625
	PF Refinancing	4.80	2015	—		11,991
Others	Facility	4.60 ~ 5.80	2025 ~ 2028	—		115,100
	PF Refinancing	4.80	2015	—		17,267
	Others	3yr KTB rate – 2.25	2023 ~ 2028	—		3,679

				—		4,398,290

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of foreign currencies
June 30, 2013
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	—	USD	8,784		10,100
Export-Import Bank of US and others	Project loans	4.48~7.27	2014	USD	16,802		19,318
JBIC	Project Loan	6M Libor + 0.012	2014	USD	20,638		23,727
Export-Import Bank of Korea and others	Direct loans and others	3M Libor + 2.60 ~ 3.70	2027	JOD	208,542		338,836
	Commercial Loan and others	3M Libor+1.50 ~ 2.30	2030 ~ 2033	USD	260,960		300,026
XIP	Share holder’s and others	8.00	2031	JOD	8,498		13,808
PT PJB	Share holder’s loan	12.75	2017	IDR	29,028,090		3,361
Techint	Share holder’s loan	5.00	2033	USD	28		32
Others	Others	USD 3M Libor +1.63	2013	USD	170,609		181,741
	Facility and others	5.00 ~ 8.00	2019 ~ 2031	USD	11,713		8,472

							899,421

Syndicated Loan
HSBC and others	Syndicated loan	3M Libor + 0.27 ~ 1.50	2014 ~ 2017	USD	384,712		442,303

							442,303

							5,740,014

Less : Discount of long-term borrowings							(23,357)
Less : Current portion of long-term borrowings							(699,436)
Add : Current portion of discount of long-term borrowings							1,431

						￦	5,018,652

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2012
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.5	2013 ~ 2044	$—	￦	9,393
	Facility	5.80	2026	—		21,800
	Facility	3yr KTB rate – 1.25	2027	—		9,000
Korea Exchange Bank	Commercial Paper	3.63	2013	—		100,000
	Commercial Paper	3M CD + 0.03~0.58	2013 ~ 2015	—		1,900,000
	Facility	3yr KTB rate – 1.25	2013 ~ 2021	—		5,843
	Facility	3yr KTB rate – 1.25	2013 ~ 2015	—		16,000
	Energy rationalization	3yr KTB rate – 1.25	2019	—		1,250
	Development of power resources	3yr KTB rate – 1.25	2013	—		6,000
	Others	3M CD + 0.25	2013	—		100,000
	Others	2.75	2014	—		5,200
Korea Industrial Bank	Development of power resources	4.00	2016	—		18,933
	Development of power resources	3yr KTB rate – 1.25	2016	—		16,000
Kookmin Bank	Development of power resources	4.00	2015	—		18,810
Hana Bank	Development of power resources	4.00	2014	—		16,000
	Development of power resources	3yr KTB rate – 1.25	2014	—		24,600
Export-Import Bank of Korea	Project loans	2.00	2026	—		38,300
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.08 ~ 0.31	2017 ~ 2019	—		2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2013 ~ 2027	—		67,651
Project loans		—	—	—		8,677
Others	Others	3yr KTB rate – 2.25	2023 ~ 2025	—		3,754

				—		4,687,211

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

23.	Borrowings and debt securities, Continued

(3)	Long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2012
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Foreign long-term borrowings
Korea National Oil Corporation	Project loans	3yr KTB rate – 2.25	2021 ~ 2023	USD	8,784	￦	9,409
Korea Finance Corporation	Project loans and others	3M Libor + 1.63	2014	USD	138,240		147,962
Export-Import Bank of US and others	Project loans	4.48 ~ 8.28	2014	USD	56,177		60,171
Export-Import Bank of Korea and others	Direct loans and others	3M Libor + 2.60 ~ 3.70	2015	USD	299,769		320,857
SMBC and others	Senior loan and others	3M Libor + 1.10 ~ 2.30	2013 ~ 2033	USD	309,160		331,126
DBS Bank	Facility	3M Libor + 0.25	2013	USD	200,000		214,220
PT PJB	Share holder’s loan	12.75	2017	IDR	29,329,121		3,258
Others	Facility and others	5.00 ~ 8.00	2013 ~ 2031	USD	24,259		25,976

						￦	1,112,979

Syndicated Loan
Woori Bank	Syndicated loan	3M Libor + 0.27 ~ 1.50	2014 ~ 2017	USD	395,299	￦	423,405

							423,405

							6,223,595

Less : Discount of long-term borrowings							(22,009)
Less : Current portion of long-term borrowings							(1,528,237)
Add : Current portion of discount of long-term borrowings							1,586

						￦	4,674,935

(4)	Local debt securities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2013		December 31, 2012

Electricity Bonds	2003.06.18 ~ 2013.06.28	2013.04.24 ~ 2032.08.20	2.77 ~ 7.19	￦	26,210,000	25,590,000
Electricity Bonds	2010.05.28 ~ 2013.06.25	2015.05.28 ~ 2018.06.25	3M CD + 0.25 ~ 1.05		1,160,000	1,010,000
Corporate Bonds	2008.04.11 ~ 2013.06.25	2013.04.11 ~ 2040.12.10	2.60 ~ 7.55		13,310,010	10,080,010

					40,680,010	36,680,010

Less : Discount on local debt securities					(35,255)	(29,436)
Less : Current portion of local debt securities					(4,380,000)	(3,980,000)
Add : Current portion of discount on local debt securities					1,245	814

				￦	36,266,000	32,671,388

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

23.	Borrowings and debt securities, Continued

(5)	Foreign debt securities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Type	Issue date	Maturity	Interest rate (%)	June 30, 2013		December 31, 2012

FY-93	1993.04.14	2013.04.14	7.75	￦	—	374,885
FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37		1,437,552	268,589
FY-97	1997.01.31 ~ 1997.08.04	2027.01.31 ~ 2027.08.04	6.75 ~ 7.00		361,830	337,093
FY-03	2003.06.26	2013.06.26	4.75		—	160,665
FY-04(*)	2004.04.21 ~ 2004.07.21	2014.07.21 ~ 2034.04.21	5.13 ~ 5.75		517,365	481,995
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	4.81 ~ 6.00		747,305	696,215
FY-08	2008.04.18 ~ 2008.11.27	2013.04.18 ~ 2018.11.27	4.19 ~ 5.38		233,430	892,160
FY-09	2009.06.17 ~ 2009.07.21	2014.06.17 ~ 2014.07.21	5.50 ~ 6.25		574,850	1,606,650
FY-10	2010.09.16 ~ 2010.10.05	2015.09.16 ~ 2015.10.05	3.00 ~ 3.13		1,379,640	1,285,320
FY-10	2010.04.15 ~ 2010.11.18	2013.04.15 ~ 2015.11.18	3M USD Libor+0.80~1.64		287,425	589,105
FY-11	2011.07.13 ~ 2011.07.29	2017.01.29 ~ 2021.07.13	3.63 ~ 4.75		919,760	856,880
FY-11	2011.02.18 ~ 2011.04.15	2014.04.15 ~ 2014.09.17	3M USD Libor+0.80~1.00		344,910	321,330
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50 ~ 3.83		2,011,975	1,874,426
FY-13	2013.02.05 ~ 2013.03.05	2018.02.05 ~ 2018.03.05	3M USD Libor+0.84~1.88		459,880	—
FY-13	2013.02.05 ~ 2013.03.05	2018.02.05 ~ 2018.03.05	1.88		344,909	—

					9,620,831	9,745,313

Less : Discount on foreign debt securities					(66,019)	(67,374)
Less : Current portion of foreign debt securities					(1,610,327)	(1,500,331)
Add : Current portion of discount on foreign debt securities					9,236	797

				￦	7,953,721	8,178,405

(*)	Global 4 in FY-04 (USD 300,000,000) can be redeemed on April 23, 2014 if bond holders claim the redemption 75-60 days prior to April 23, 2014.

24.	Finance Lease Liabilities

(1)	Lease contracts

The Group enters into a power purchase agreements (“PPA”) under which the Group is committed to purchase an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Group recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	214,504	121,160	221,381	121,804
1 ~ 5 years		728,345	529,808	744,702	542,688
More than 5 years		468,819	295,304	556,276	342,677

	￦	1,411,668	946,272	1,522,359	1,007,169

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

24.	Finance Lease Liabilities, Continued

(3)	Current and non-current portion of financial lease liabilities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Current finance lease liabilities	￦	121,160	121,804
Non-current finance lease liabilities		825,112	885,365

	￦	946,272	1,007,169

(4)	Lease payments recognized as an expense from a lessee position for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Minimum lease payment	￦	64,957	134,677	68,242	139,638
Contingent rent payment		(3,660)	(7,714)	(2,477)	(5,074)

	￦	61,297	126,963	65,765	134,564

(5)	The Group does not have any irrevocable operating lease contracts as of June 30, 2013 and December 31, 2012.

25.	Employment Benefits

(1)	Principal assumptions on actuarial valuation as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013	December 31, 2012

Discount rate	3.71% ~ 4.12%	3.51% ~ 3.58%
Future salary and benefit levels	1.77% ~ 9.40%	1.80% ~ 15.30%

(2)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Current service cost	￦	85,917	170,077	75,762	149,937
Interest cost		23,615	47,907	25,131	50,126
Expected return on plan assets		(4,204)	(7,634)	(4,804)	(10,161)
Others		—	—	(7)	(8)

	￦	105,328	210,350	96,082	189,894

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

25.	Employment Benefits, Continued

(2)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2013 and 2012 are as follows, continued

For the six-month periods ended June 30, 2013 and 2012, the expense relating to defined benefit plans of ￦150,262 million and ￦158,135 million, respectively, is recognized as cost of sales, and ￦36,683 and ￦35,543 million, respectively, is recognized as selling and administrative expenses, and ￦23,405 million and ￦19,018 million, respectively, is recognized as others (eg. Construction in-progress and others).

In addition, for the six-month periods ended June 30, 2013 and 2012, employee benefit obligations expenses of ￦19,869 and ￦21,089 million, respectively, is recognized as cost of sales, and ￦2,478 and ￦2,265 million, respectively, is recognized as selling and administrative expenses, and ￦5,906 and ￦5,555 million, respectively relates to the Group’s defined contribution plans.

(3)	Employee benefit obligations as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Present value of defined benefit obligation from funded plans	￦	2,664,532	2,540,264
Fair value of plan assets		(476,805)	(472,342)

		2,187,717	2,067,922

Present value of defined benefit obligation from unfunded plans		219	1,943

Net employee benefits obligation from defined benefit plans	￦	2,187,946	2,069,865

(4)	Changes in employee benefit obligations for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Beginning balance	￦	2,542,207	2,328,518
Current service cost		170,077	325,016
Interest cost		47,907	99,473
Actuarial losses		(33,769)	75,697
Actual payments		(61,195)	(286,501)
Others		(476)	4

Ending balance	￦	2,664,751	2,542,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

25.	Employment Benefits, Continued

(5)	Changes in the present value of plan assets for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Beginning balance	￦	472,342	459,342
Expected return		7,634	19,600
Actuarial gains (losses)		1,011	(1,136)
Contributions by the employers		2,511	94,763
Actual payments		(6,693)	(100,227)

Ending balance	￦	476,805	472,342

(6)	Details of the fair value of plan assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Equity instruments	￦	61,372	58,972
Debt instruments		114,029	93,812
Bank deposit		102,202	109,800
Others		199,202	209,758

	￦	476,805	472,342

For the six-month period ended June 30, 2013 and for the year ended December 31, 2012, actual returns on plan assets are amounted to ￦8,482 million and ￦18,464 million, respectively.

(7)	Other long-term employee benefit obligations as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Other long-term employee benefit obligations	￦	75,891	74,469

	￦	75,891	74,469

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Litigation	￦	—	22,870	—	26,697
Litigation provisions		—	22,870	—	26,697

Decommissioning cost		—	12,375,095	—	12,133,393
Nuclear plants		—	9,675,178	—	9,462,723
Spent fuel		—	1,225,832	—	1,207,842
Waste		—	1,253,461	—	1,242,396
PCBs		—	219,845	—	219,669
Other recovery provisions		—	779	—	763

Others		325,866	9,906	158,303	10,716
Power plant regional support program		115,558	—	106,763	—
Provisions for tax		—	1,256	2,644	1,256
Provisions for financial guarantee		—	8,077	—	9,086
Provisions for RPS		209,927	—	48,795	—
Others		381	573	101	374

	￦	325,866	12,407,871	158,303	12,170,806

(2)	Changes in provisions for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Liabilities incurred	Accretion expenses	Payment	Reversal	Other	Ending balance

Litigation	￦	26,697	9,310	596	(3,169)	(10,564)	—	22,870
Litigation provisions		26,697	9,310	596	(3,169)	(10,564)	—	22,870

Decommissioning cost		12,133,393	209,856	220,352	(188,611)	—	105	12,375,095
Nuclear plants		9,462,723	—	212,455	—	—	—	9,675,178
Spent fuel		1,207,842	199,999	—	(182,009)	—	—	1,225,832
Waste		1,242,396	9,841	2,124	(1,005)	—	105	1,253,461
PCBs		219,669	—	5,773	(5,597)	—	—	219,845
Other recovery provisions		763	16	—	—	—	—	779

Others		169,019	86,890	114,621	(40,759)	(1,018)	7,019	335,772
Power plant regional support program		106,763	—	22,669	(19,495)	—	5,621	115,558
Provisions for tax		3,900	—	—	(2,644)	—	—	1,256
Provisions for financial guarantee		9,086	—	—	—	(1,009)	—	8,077
Provisions for RPS		48,795	86,890	91,711	(18,601)	—	1,132	209,927
Others		475	—	241	(19)	(9)	266	954

	￦	12,329,109	306,056	335,569	(232,539)	(11,582)	7,124	12,733,737

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows, continued:

In millions of won	December 31, 2012
	Beginning balance		Liabilities incurred	Accretion expenses	Payment	Reversal	Other	Ending balance

Litigation	￦	44,409	17,165	202	(16,784)	(18,295)	—	26,697
Litigation provisions		44,409	17,165	202	(16,784)	(18,295)	—	26,697

Decommissioning cost		6,942,418	5,213,276	313,128	(337,991)	—	2,562	12,133,393
Nuclear plants		5,061,265	4,173,744	227,714	—	—	—	9,462,723
Spent fuel		869,549	606,707	39,780	(310,458)	—	2,264	1,207,842
Waste		796,522	427,768	33,080	(15,272)	—	298	1,242,396
PCBs		215,082	4,294	12,554	(12,261)	—	—	219,669
Other recovery provisions		—	763	—	—	—	—	763

Others		105,791	106,561	43,850	(99,794)	(2,882)	15,493	169,019
Power plant regional support program		91,987	—	41,661	(42,386)	—	15,501	106,763
Provisions for tax		2,013	75	2,109	—	(297)	—	3,900
Provisions for financial guarantee		11,300	—	—	—	(2,214)	—	9,086
Provisions for RPS		—	105,857	—	(57,062)	—	—	48,795
Others		491	629	80	(346)	(371)	(8)	475

	￦	7,092,618	5,337,002	357,180	(454,569)	(21,177)	18,055	12,329,109

27.	Deferred Revenues

Deferred revenue related to the Group’s construction contracts as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Deferred revenue	￦	304,930	5,877,932	293,792	5,737,519

28.	Non-Financial Liabilities

Non-financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Current		Non-current	Current	Non-current

Advance received	￦	3,941,823	609,648	3,095,628	407,819
Unearned revenue		25,312	119,328	31,660	130,426
Deferred revenue		304,930	5,877,932	293,792	5,737,519
Withholdings		221,314	46,816	254,700	3,886
Others		432,913	18,958	441,660	19,000

	￦	4,926,292	6,672,682	4,117,440	6,298,650

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

29.	Contributed Capital

(1)	Details of shares issued as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won except share information
	June 30, 2013
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

In millions of won except share information
	December 31, 2012
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Finance Corporation ownership of ￦960,800 million are included.

(2)	There were no changes in number of outstanding capital stock for the six-month period ended June 30, 2013 and for the year ended December 31, 2012.

(3)	Details of share premium as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Share premium	￦	843,758	843,758

30.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Legal reserve (*)	￦	1,603,919	1,603,919
Voluntary reserves		22,753,161	25,961,315
Retained earnings before appropriations		6,753,442	4,999,049

Retained earnings	￦	31,110,522	32,564,283

(*)	The KEPCO Act requires the Group to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Group’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

30.	Retained Earnings and Dividends Paid, Continued

(2)	Details of voluntary reserves as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		16,935,712	20,143,866
Reserve for equalizing dividends		210,000	210,000

	￦	22,753,161	25,961,315

(*)	The reserve for research and human development is appropriated by the Group to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Beginning balance	￦	32,564,283	35,769,094
Net loss for the period attributed to owner of the Company		(1,480,519)	(3,166,616)
Changes in equity method retained earnings		47	(846)
Actuarial profits (losses)		26,711	(37,349)

Ending balance	￦	31,110,522	32,564,283

(4)	Dividends paid for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

	June 30, 2013
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share

Common shares	641,964,077	18,929,995	623,034,082	—	—

	December 31, 2012
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends Paid	Dividends paid per share

Common shares	641,964,077	18,929,995	623,034,082	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

30.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows

In millions of won	June 30, 2013		December 31, 2012

Beginning balance	￦	(7,904)	(7,058)
Changes		38	(1,155)
Income tax effect		9	309

Ending balance	￦	(7,857)	(7,904)

(6)	Changes in actuarial losses on employee benefit obligations for the six-month period ended June 30, 2013 and for the year December 31, 2012 are as follows

In millions of won	June 30, 2013		December 31, 2012

Beginning balance	￦	(76,088)	(230,548)
Changes		27,498	(71,399)
Income tax effect		(787)	34,050
Transfer to reserve for business expansion		—	191,809

Ending balance	￦	(49,377)	(76,088)

31.	Other Components of Equity

(1)	Other components of equity of the parent as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Other capital surpluses	￦	694,423	705,448
Accumulated other comprehensive income		253,263	11,957
Treasury stocks		(741,489)	(741,489)
Other equity		13,294,990	13,294,990

	￦	13,501,187	13,270,906

(2)	Changes in other capital surpluses for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Gains on disposal of treasury stocks		Others	Gains on disposal of treasury stocks	Others

Beginning balance	￦	303,028	402,420	303,028	336,000
Disposal of subsidiary		—	(11,025)	—	87,624
Income tax effect		—	—	—	(21,204)

Ending balance	￦	303,028	391,395	303,028	402,420

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

31.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 are as follows:

In millions of won	2013
	Available-for-sale financial asset valuation reserve		Share in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gains(loss) on valuation of derivatives

Beginning balance	￦	(23,929)	143,558	(70,107)	(37,565)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		93,273	—	—	—
Share in other comprehensive income of associates and joint ventures, net of tax		—	109,805	—	—
Foreign currency translation of foreign operations, net of tax		—	—	74,067	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(35,839)

Ending balance	￦	69,344	253,363	3,960	(73,404)

In millions of won	2012
	Available-for-sale financial asset valuation reserve		Share in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gains(loss) on valuation of derivatives

Beginning balance	￦	(26,184)	239,447	34,488	7,344
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		2,255	—	—	—
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(95,889)	—	—
Foreign currency translation of foreign operations, net of tax		—	—	(104,595)	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(44,909)

Ending balance	￦	(23,929)	143,558	(70,107)	(37,565)

(4)	There were no changes in treasury stocks for the six-month period ended June 30, 2013 and for the year ended December 31, 2012

(5)	There were no changes in other equity for the six-month period ended June 30, 2013 and for the year ended December 31, 2012.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

32.	Sales

Details of sales for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013
	Domestic			Overseas
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Sales of goods	￦	10,873,457	24,052,635	65,050	120,231
Electricity		10,802,110	23,723,288	—	—
Heat supply		33,190	161,831	—	—
Others		38,157	167,516	65,050	120,231
Sales of service		37,509	84,825	32,823	65,879
Sales of construction services		74,000	98,087	513,478	895,171
Revenue related to transfer of assets from customers		79,947	158,534	—	—

	￦	11,064,913	24,394,081	611,351	1,081,281

In millions of won	June 30, 2012
	Domestic			Overseas
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Sales of goods	￦	9,464,226	21,691,279	59,123	115,623
Electricity		9,316,096	21,331,425	—	—
Heat supply		24,119	135,460	—	—
Others		124,011	224,394	59,123	115,623
Sales of service		57,405	102,869	32,830	66,896
Sales of construction services		25,629	45,224	359,569	843,196
Revenue related to transfer of assets from customers		73,443	147,631	—	—

	￦	9,620,703	21,987,003	451,522	1,025,715

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

33.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Salaries	￦	109,179	265,807	135,663	269,313
Retirement benefit expense		19,126	39,161	18,287	35,543
Welfare and benefit expense		24,687	47,772	29,551	50,656
Insurance expense		1,833	3,728	1,075	2,090
Depreciation		17,166	33,779	11,537	22,498
Amortization of intangible assets		12,432	25,067	12,705	26,878
Bad debt expense		12,165	9,857	15,447	16,989
Commission		144,704	257,789	135,798	250,329
Advertising expense		5,857	12,813	6,110	11,187
Training expense		801	2,275	1,510	2,572
Vehicle maintenance expense		3,176	6,262	2,977	6,120
Publishing expense		871	1,644	616	1,331
Business promotion expense		929	1,844	736	1,637
Rent expense		7,682	16,322	8,476	16,418
Telecommunication expense		6,681	12,986	5,951	11,493
Transportation expense		85	178	115	245
Taxes and dues		5,137	9,634	4,463	9,311
Expendable supplies expense		1,111	2,117	1,276	2,566
Water, light and heating expense		2,376	5,246	2,629	5,177
Repairs and maintenance expense		6,048	8,442	3,060	5,226
Ordinary development expense		34,385	71,261	26,245	55,707
Travel expense		3,614	7,209	3,134	6,093
Clothing expense		1,733	1,754	1,522	1,541
Survey and analysis expense		174	293	225	398
Membership fee		241	543	98	327
Others		23,752	43,806	20,560	39,267

	￦	445,945	887,589	449,766	850,912

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

33.	Other Income and Expense

(1)	Other income for the three and six-month periods ended June 30, 2013 and 2012 are as follows :

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Reversal of other provisions	￦	10,212	10,364	—	837
Reversal of allowance for doubtful accounts		1,142	1,142	3,749	3,749
Gains on assets contributed		36	70	793	815
Gains on liabilities exempted		—	—	595	603
Compensation and reparations revenue		10,571	33,943	36,719	64,957
Gains on electricity infrastructure development fund		7,268	17,732	8,918	17,210
Revenue from research contracts		—	667	1,940	3,459
Rental income		50,837	98,251	46,497	91,843
Others		8,530	14,486	4,061	20,969

	￦	88,596	176,655	103,272	204,442

34.	Other Income and Expense

(2)	Other expense the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	2013			2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Accretion expenses of other provisions	￦	241	276	32	71
Depreciation expenses on investment properties		232	458	239	470
Depreciation expenses on idle assets		1,659	3,317	1,655	3,307
Other bad debt expense		—	5,576	—	—
Donations		2,473	9,796	2,735	16,334
Others		4,328	6,723	12,811	19,227

	￦	8,933	26,146	17,472	39,409

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

35.	Other Profit

Details of other profit for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Other profit
Gains on disposal of property plant, and equipment	￦	9,434	22,180	9,646	18,789
Gains on disposal of other non-current assets		—	—	—	584
Reversal of impairment loss on intangible assets		—	—	—	2
Gains on foreign currency translation		1,072	2,422	9,385	5,404
Gains on foreign currency transaction		18,115	29,250	6,616	32,810
Insurance proceeds		1,632	1,632	—	5,375
Others		35,546	90,036	48,817	95,690

Other loss
Losses on disposal of property plant and equipment		(13,086)	(24,308)	(18,035)	(22,595)
Losses on disposal of intangible assets		—	—	(5)	(8)
Impairment loss on property, plant and equipment		—	(1,161)	—	—
Impairment loss on intangible assets		—	(2)	(18)	(18)
Losses on foreign currency translation		(4,552)	(10,017)	—	(2,119)
Losses on foreign currency transaction		(23,718)	(46,175)	(32,023)	(40,942)
Others		(17,798)	(24,329)	(6,196)	(17,600)

	￦	6,645	39,528	18,187	75,372

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

36.	Finance Income

(1)	Finance income for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Interest income	￦	46,536	97,198	47,665	89,048
Dividends income		423	9,784	16,716	23,277
Gains on disposal of financial assets		—	—	—	189
Gains on valuation of derivatives		158,727	462,978	115,891	109,636
Gains on transaction of derivatives		64,877	104,571	25,756	30,178
Gains on foreign currency translation		20,931	44,573	—	18,153
Gains on foreign currency transaction		1,801	9,040	16,031	35,333

	￦	293,295	728,144	222,059	305,814

(2)	Interest income included in finance income for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Cash and cash equivalents	￦	18,842	40,846	22,585	38,019
Held-to-maturity investments		16	31	18	35
Available-for-sale financial assets		283	810	—	—
Loans and receivables		6,695	21,190	16,336	30,311
Trade and other receivables		20,700	34,321	8,726	20,683

	￦	46,536	97,198	47,665	89,048

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

37.	Finance Costs

(1)	Finance costs for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Interest expense	￦	600,324	1,195,607	574,754	1,136,058
Impairment of available-for-sale financial assets		10,673	10,673	—	—
Losses on valuation of derivatives		5,152	20,406	—	29,127
Losses on transaction of derivatives		18,559	43,456	7,064	24,682
Losses on foreign currency translation		324,000	729,549	129,206	24,183
Losses on foreign currency transaction		65,116	83,676	3,131	11,436

	￦	1,023,824	2,083,367	714,155	1,225,486

(2)	Interest expense included in finance costs for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Trade and other payables	￦	26,188	52,410	31,076	60,493
Short-term borrowings		13,486	21,296	16,136	28,058
Long-term borrowings		48,895	103,551	56,474	107,265
Debt securities		556,082	1,091,410	541,389	1,047,617
Other financial liabilities		141,600	282,325	95,300	194,428

		786,251	1,550,992	740,375	1,437,861

Less: Capitalized borrowing costs		(185,926)	(355,385)	(165,621)	(301,803)

	￦	600,325	1,195,607	574,754	1,136,058

Capitalization rates for the six-month periods ended June 30, 2013 and 2012 are 3.82% ~ 4.62% and 3.10% ~ 5.00%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

38.	Income Tax Expense

(1)	Income tax expense for the six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won
	2013		2012
Current income tax expense
Payment of income tax	￦	514,394	165,827
Adjustment recognized in the period for current tax of prior period		(25,488)	(11,566)
Current income tax directly recognized in equity		(30,658)	63,789
Change in tax reserve for uncertain tax position		—	77

		458,248	218,127

Deferred income tax expense
Generation and realization of temporary differences		(75,265)	(2,515)
Reclassified from equity to loss		—	(1,130)
Recognition of unrecognized tax losses in the past, tax credit and temporary differences prior to prior period		80,225	321,519
Changes in deferred tax on tax losses incurred in the period		(556,855)	(1,065,726)
Tax credit carry forwards		(12,083)	—
Changes in tax rates or tax laws		—	(639)

		(563,978)	(748,491)

Income tax expense	￦	(105,730)	(530,364)

(2)	Reconciliation between income tax expense and accounting income for the six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won
	2013		2012

Loss before income tax expense (benefits)	￦	(1,530,158)	(2,808,356)

Income tax expense (benefits) computed at applicable tax rate (tax rate: 24.2%)		(370,298)	(679,622)

Adjustments:
Additional payment of income taxes and income tax refunds		(31,238)	(17,805)
Effect of applying gradual tax rate		(726)	(673)
Effect of non-taxable revenue		(103,722)	(172,879)
Effect of non-deductible expenses		3,348	3,813
Effects of tax credits and deduction		(21,080)	(14,974)
Recognition of unrecognized tax losses in the past, tax credit, and temporary differences prior to prior period		77,796	(31,623)
Investment in subsidiaries and associates		328,648	415,458
Others, net		11,542	(32,059)

		264,568	149,258

Income tax expense	￦	(105,730)	(530,364)

Average effective tax rate		6.9%	18.9%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

38.	Income Tax Expense, Continued

(3)	Deferred income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income) for the six-month period ended June 30, 2013 is as follows:

In millions of won	2013

Dividends of hybrid securities	￦	2,612

(4)	Income tax recognized as accumulated other comprehensive income for the six-month period ended June 30, 2013 is as follows:

In millions of won	2013

Income tax recognized as accumulated other comprehensive income
Gains (losses) on valuation of available-for-sale financial assets	￦	(21,973)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		40,239
Actuarial losses on employee benefit obligations		(9,121)
Investments in associates		(42,416)

	￦	(33,271)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

38.	Income Tax Expense, Continued

(5)	Changes deferred income tax assets (liabilities) recognized in the statements of financial position for the six- month period ended June 30, 2013 and for the year ended 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	547,115	33,082	(9,121)	—	571,076
Cash flow hedge		(11,364)	(13,518)	40,239	—	15,357
Investments in associates or subsidiaries		(5,273,904)	(339,184)	(42,416)	—	(5,655,504)
Property, plant and equipment		(6,326,201)	25,926	—	—	(6,300,275)
Finance lease		(159,957)	1,149	—	—	(158,808)
Intangible assets		8,534	4,798	—	—	13,332
Financial assets at fair value through profit or loss		30,148	9,070	—	—	39,218
Available-for-sale financial assets		(73,867)	110,259	(21,973)	—	14,419
Deferred revenue		43,752	(979)	—	—	42,773
Provisions		3,003,489	83,432	—	—	3,086,921
Doubtful receivables		59	(5,111)	—	—	(5,052)
Other finance liabilities		10,794	(12,856)	—	2,612	550
Gains (losses) on foreign exchange translation		6,017	2,233	—	—	8,250
Allowance for doubtful accounts		(85)	23	—	—	(62)
Accrued income		(1,341)	8	—	—	(1,333)
Special deduction		(194,925)	86,720	—	—	(108,205)
Impairment of non-current assets		—	—	—	—	—
Reserve for research and human development		(40,485)	—	—	—	(40,485)
Reserve for investment on social overhead capital		—	—	—	—	—
Others		398,870	191,659	—	—	590,529

		(8,033,351)	176,711	(33,271)	2,612	(7,887,299)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,696,165	410,541	—	—	3,106,706
Tax credit		97,196	11,732	—	—	108,928
Others		16,481	(4,347)	—	—	12,134

		2,809,842	417,926	—	—	3,227,768

	￦	(5,223,509)	594,637	(33,271)	2,612	(4,659,531)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

38.	Income Tax Expense, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six- month period ended June 30, 2013 and for the year ended 2012 are as follows, continued:

In millions of won	December 31, 2012
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	453,084	59,327	34,704	—	547,115
Cash flow hedge		(71,459)	61,940	(1,845)	—	(11,364)
Investments in associates or subsidiaries		(5,141,190)	(110,133)	(1,377)	(21,204)	(5,273,904)
Property, plant and equipment		(4,940,423)	(1,385,778)	—	—	(6,326,201)
Finance lease		(126,880)	(33,077)	—	—	(159,957)
Intangible assets		32,549	(24,015)	—	—	8,534
Financial assets at fair value through profit or loss		26,996	3,152	—	—	30,148
Available-for-sale financial assets		(119,591)	22,950	22,774	—	(73,867)
Deferred revenue		46,538	(2,786)	—	—	43,752
Provisions		1,742,895	1,260,594	—	—	3,003,489
Doubtful receivables		9	50	—	—	59
Other finance liabilities		7,066	3,728	—	—	10,794
Gains (loss) on foreign exchange translation		97,078	(91,061)	—	—	6,017
Allowance for doubtful accounts		(1,646)	1,561	—	—	(85)
Accrued income		(2,154)	813	—	—	(1,341)
Special deduction		(194,648)	(277)	—	—	(194,925)
Reserve for research and human development		(33,563)	(6,922)	—	—	(40,485)
Reserve for investment on social overhead capital		—	—	—	—	—
Others		286,400	109,347	3,123	—	398,870

		(7,938,939)	(130,587)	57,379	(21,204)	(8,033,351)

Deferred income tax on unused tax losses and tax credit
Tax losses		1,489,803	1,206,362	—	—	2,696,165
Tax credit		32,480	64,716	—	—	97,196
Others		2,355	14,126	—	—	16,481

		1,524,638	1,285,204	—	—	2,809,842

	￦	(6,414,301)	1,154,618	57,379	(21,205)	(5,223,509)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Deferred income tax asset	￦	389,407	209,783
Deferred income tax liabilities		(5,048,938)	(5,433,292)

	￦	(4,659,531)	(5,223,509)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

38.	Income Tax Expense, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Deductible temporary differences	￦	1,108,324	300,517
Tax losses		2,883,385	2,883,385

	￦	3,991,709	3,183,902

(8)	Expiration dates of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
	Tax losses		Tax credits carryback	Tax losses	Tax credits carryback

Less than 1 year	￦	2,883,385	—	2,883,385	—
1 ~ 2 years		—	—	—	—
2 ~ 3 years		—	—	—	—
More than 3 years		1,108,324	421	300,517	—

	￦	3,991,709	421	3,183,902	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

39.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2013 and 2012 are as follows

In millions of won	2013
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	11,938,129	11,938,129
Salaries		265,807	1,277,590	1,543,397
Retirement benefit expense		39,161	170,131	209,292
Welfare and benefit expense		47,772	184,357	232,129
Insurance expense		3,728	30,260	33,988
Depreciation		33,779	3,585,280	3,619,059
Amortization of intangible assets		25,067	18,977	44,044
Bad debt expense		9,857	—	9,857
Commission		257,789	144,946	402,735
Advertising expense		12,813	2,967	15,780
Training expense		2,275	3,629	5,904
Vehicle maintenance expense		6,262	4,675	10,937
Publishing expense		1,644	1,869	3,513
Business promotion expense		1,844	2,144	3,988
Rent expense		16,322	45,324	61,646
Telecommunication expense		12,986	34,702	47,688
Transportation expense		178	1,857	2,035
Taxes and dues		9,634	72,511	82,145
Expendable supplies expense		2,117	11,503	13,620
Water, light and heating expense		5,246	13,877	19,123
Repairs and maintenance expense		8,442	828,366	836,808
Ordinary development expense		71,261	166,508	237,769
Travel expense		7,209	23,163	30,372
Clothing expense		1,754	1,028	2,782
Survey and analysis expense		293	1,124	1,417
Membership fee		543	4,545	5,088
Power purchase and others		43,806	6,454,689	6,498,495

	￦	887,589	25,024,151	25,911,740

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

39.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2013 and 2012 are as follows, continued:

In millions of won	2012
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	12,228,073	12,228,073
Salaries		269,313	1,274,482	1,543,795
Retirement benefit expense		35,543	158,135	193,678
Welfare and benefit expense		50,656	188,426	239,082
Insurance expense		2,090	22,436	24,526
Depreciation		22,498	3,407,015	3,429,513
Amortization of intangible assets		26,878	18,611	45,489
Bad debt expense		16,989	—	16,989
Commission		250,329	161,002	411,331
Advertising expense		11,187	3,126	14,313
Training expense		2,572	3,416	5,988
Vehicle maintenance expense		6,120	5,018	11,138
Publishing expense		1,331	1,792	3,123
Business promotion expense		1,637	2,022	3,659
Rent expense		16,418	44,133	60,551
Telecommunication expense		11,493	32,472	43,965
Transportation expense		245	1,839	2,084
Taxes and dues		9,311	69,159	78,470
Expendable supplies expense		2,566	11,148	13,714
Water, light and heating expense		5,177	12,235	17,412
Repairs and maintenance expense		5,226	662,642	667,868
Ordinary development expense		55,707	176,638	232,345
Travel expense		6,093	22,033	28,126
Clothing expense		1,541	932	2,473
Survey and analysis expense		398	1,192	1,590
Membership fee		327	2,880	3,207
Power purchase and others		39,267	5,953,025	5,992,292

	￦	850,912	24,463,882	25,314,794

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

40.	Loss Per Share

(1)	Basic loss per share for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In won
Type	June 30, 2013		June 30, 2012
	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Basic loss per share	￦ (2,590)	(2,376)	(2,864)	(3,728)

(2)	Diluted loss per share for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In won
Type	June 30, 2013		June 30, 2012
	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Diluted loss per share	￦ (2,590)	(2,376)	(2,864)	(3,728)

(3)	Basic loss per share

Losses for the period and weighted average number of common shares used in the calculation of basic loss per share for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won except number of shares
Type	June 30, 2013			June 30, 2012
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Controlling interest in net loss	￦	(1,613,819)	(1,480,519)	(1,784,299)	(2,322,429)
Losses used in the calculation of total basic loss per share		(1,613,819)	(1,480,519)	(1,784,299)	(2,322,429)
Weighted average number of common shares		623,034,082	623,034,082	623,034,082	623,034,082

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

40.	Loss Per Share, Continued

(4)	Diluted loss per share

Diluted loss per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Losses used in the calculation of total diluted loss per share for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won
Type	June 30, 2013		June 30, 2012
	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Losses used in the calculation of total diluted loss per share	￦ (1,613,819)	(1,480,519)	(1,784,299)	(2,322,429)

Weighted average common shares used in calculating diluted loss per share are adjusted from weighted average common shares used in calculating basic loss per share. Detailed information of the adjustment for the three and six-month periods ended June 30, 2013 and 2012 is as follows:

In number of shares
Type	June 30, 2013		June 30, 2012
	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Weighted average number of common shares	623,034,082	623,034,082	623,034,082	623,034,082
Diluted weighted average number of shares	623,034,082	623,034,082	623,034,082	623,034,082

There is no potential common shares for the six-month periods ended June 30, 2013 and 2012.

41.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Group’s capital management accounts as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Total borrowings and debt securities	￦	59,065,577	53,219,409
Cash and cash equivalents		2,320,168	1,954,949
Net borrowings and debt securities		56,745,409	51,264,460
Total shareholder’s equity		49,943,188	51,064,202
Debt to equity ratio		113.62%	100.39%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. The Group uses derivative financial instruments to certain hedge risk exposures. The Group’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales acitivities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to credit risk as customers of the Group are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

‚	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the Group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013		December 31, 2012

Cash and cash equivalents	￦	2,320,168	1,954,949
Derivative assets (trading)		85,833	55,891
Available-for-sale financial assets		1,261,856	1,141,194
Held-to-maturity investments		2,113	2,216
Loans and receivables		731,572	673,388
Long-term/short-term financial instruments		547,836	469,393
Derivative assets (using hedge accounting)		182,517	187,811
Trade and other receivables		7,261,304	8,438,955
Financial guarantee contracts (*)		263,832	262,624

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of June 30, 2013 are as follows:

In thousands of U.S. dollars
Type	Group	Currency	Amounts

Joint ventures	KEPCO SPC Power Corporation	USD	171,186
Other	UAE Shuweihat S3	USD	58,294

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

•	Significant assets and liabilities with uncertainties in underlying assumptions

•	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won		June 30, 2013			December 31, 2012
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Defined benefit obligation	￦	331,453	(298,559)	309,178	(273,048)
Discount rate	Defined benefit obligation		(290,974)	341,032	(279,062)	332,023

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2013 and 2012 are ￦2,365 million and ￦2,309 million, respectively.

•	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2013 and December 31, 2012 are as follows:

Type	Accounts	June 30, 2013	December 31, 2012

PCBs	Inflation rate	3.10%	3.10%
	Discount rate	4.92%	4.92%
Nuclear plants	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won		June 30, 2013			December 31, 2012
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	￦	(1,262)	1,273	(1,262)	1,273
	Nuclear plants		(221,226)	227,461	(220,842)	227,158
	Spent fuel		(46,711)	48,522	(45,385)	47,128
Inflation rate	PCBs		1,295	(1,285)	1,295	(1,285)
	Nuclear plants		235,543	(229,341)	230,431	(224,364)
	Spent fuel		49,223	(47,451)	48,219	(46,492)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

•	Management judgment effected by uncertainties in underlying assumptions

•	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2013 and December 31, 2012 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012

AUD	46,852	1,188	172,242	152,692
CAD	4	2,314	97	4
CNY	1	1	—	—
EUR	2,472	9,091	23,462	18,792
IDR	937,755	711,304	3,186	1,726
MXN	3,207	703	123	—
PHP	226,643	1,043,932	20,580	31,675
SAR	1,631	1,309	6,000	—
USD	256,931	292,256	10,479,639	9,866,661
INR	379,640	417,544	16,815	52,755
PKR	90,546	63,445	11	277
MGA	1,586,857	240,233	56,907	92,979
JPY	520	520	20,000,100	20,006,730
KZT	345,816	720,121	—	—
GBP	—	6	1,159	253
CHF	—	—	143	223
AED	487	220	1,641	1,829
ZAR	141	—	—	—
SEK	—	—	—	1,105
JOD	10	—	—	—
BDT	197	—	700	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of income before income tax	￦	(1,218,657)	1,218,657	(1,064,578)	1,064,578
Increase (decrease) of sharholder’s equity(*)		(1,218,657)	1,218,657	(1,064,578)	1,064,578

(*)	The effect on the sharesholders’ equity excluding of the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2013 and December 31, 2012.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

•	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Type	June 30, 2013		December 31, 2012

Short-term borrowings	￦	86,455	—
Long-term borrowings		5,385,188	5,897,076
Debt securities		2,252,215	1,920,435

	￦	7,723,858	7,817,511

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	2013			2012
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	(38,619)	38,619	(39,731)	39,731
Increase (decrease) of shareholder’s equity (*)		(38,619)	38,619	(39,731)	39,731

(*)	The effect on the shareholders’ equity excluding of the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

•	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won	2013			2012
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	241,439	(241,439)	233,816	(233,816)
Increase (decrease) of shareholder’s equity (*)		241,439	(241,439)	233,816	(233,816)

(*)	The effect on the sharesholders’ equity excluding of the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, The Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

In millions of won	June 30, 2013
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	9,839,116	6,884,923	21,350,732	21,115,437	59,190,208
Finance lease liabilities		214,504	190,899	537,446	468,819	1,411,668
Trade and other payables		6,517,600	378,799	724,694	2,245,220	9,866,313
Financial guarantee contract (*)		93,716	26,696	80,088	63,332	263,832

	￦	16,664,936	7,481,317	22,692,960	23,892,808	70,732,021

In millions of won	December 31, 2012
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	7,697,878	7,782,782	18,710,343	19,147,225	53,338,228
Finance lease liabilities		221,381	202,309	542,393	556,276	1,522,359
Trade and other Payables		6,296,935	375,567	792,829	2,120,081	9,585,412
Financial guarantee Contract (*)		24,871	87,309	74,614	75,830	262,624

	￦	14,241,065	8,447,967	20,120,179	21,899,412	64,708,623

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2013 and December 31, 2012 are ￦8,077 million and ￦9,086 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of June 30, 2013 and December 31, 2012 in detail are as follows:

In millions of won	June 30, 2013
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	2,320,168	—	—	—	2,320,168
Available-for-sale financial assets		—	—	—	1,261,856	1,261,856
Held-to-maturity investments		220	1,772	13	108	2,113
Loans and receivables		57,072	350,683	386,561	—	794,316
Long-term/short-term financial instruments		546,763	1,073	—	—	547,836
Trade and other receivables		5,794,025	635,329	773,789	66,429	7,269,572

	￦	8,718,248	988,857	1,160,363	1,328,393	12,195,861

In millions of won	December 31, 2012
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	1,954,949	—	—	—	1,954,949
Available-for-sale financial assets		—	—	—	1,141,194	1,141,194
Held-to-maturity investments		196	1,912	—	108	2,216
Loans and receivables		72,888	351,320	271,725	45,688	741,621
Long-term/short-term financial instruments		468,351	734	—	308	469,393
Trade and other receivables		7,187,490	621,050	640,287	—	8,448,827

	￦	9,683,874	975,016	912,012	1,187,298	12,758,200

(*)	Amount represents available-for-sale assets whose maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Net settlement
- Trading	￦	—	—	—	—	—
Gross settlement
- Trading		101,234	12,807	14,903	44,293	173,237
- Hedging		8,138	7,914	17,234	82,753	116,039

	￦	109,372	20,720	32,137	127,046	289,276

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	December 31, 2012
Type	Less than 1 year		1~ 2 Years	2~5 Years	More than 5 years	Total

Net settlement
- Trading	￦	(449)	—	—	—	(449)
Gross settlement
- Trading		(89,554)	(214,501)	(64,634)	—	(368,689)
- Hedging		(53,091)	(16,246)	(88,147)	(93,554)	(251,038)

	￦	(143,094)	(230,747)	(152,781)	(93,554)	(620,176)

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cashflows based on the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(3)	Fair value risk, continued

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
Type	Book value		Fair value	Book value	Fair value

Assets recognized at fair value
Available-for-sale financial assets	￦	1,261,856	1,261,856	1,141,194	1,141,194
Derivative assets (trading)		85,833	85,833	55,891	55,891
Derivative assets (using hedge accounting)		182,517	182,517	187,811	187,811
Long-term financial instruments		1,073	1,073	1,042	1,042
Short-term financial instruments		546,763	546,763	468,351	468,351

		2,078,042	2,078,042	1,854,289	1,854,289

Assets carried at amortized cost
Held-to-maturity investments		2,113	2,113	2,216	2,216
Loans and receivables		731,572	731,572	673,388	673,388
Trade and other receivables		7,261,304	7,261,304	8,438,955	8,438,955
Cash and cash equivalents		2,320,168	2,320,168	1,954,949	1,954,949

		10,315,157	10,315,157	11,069,508	11,069,508

Liabilities recognized at fair value
Derivative liabilities (trading)		173,236	173,236	369,138	369,138
Derivative assets (using hedge accounting)		116,040	116,040	251,038	251,038

		289,276	289,276	620,176	620,176

Liabilities carried at amortized cost
Unsecured bond		50,199,567	52,387,827	46,328,513	48,557,218
Finance lease liabilities		946,272	946,272	1,007,169	1,007,169
Unsecured borrowings		8,866,010	8,938,083	6,890,896	6,898,344
Trade and other payables(*)		9,866,313	9,866,313	9,584,986	9,584,986

	￦	69,878,162	72,138,495	63,811,564	66,047,717

(*)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2013 and December 31, 2012 are as follows:

Type	June 30, 2013 (%)	December 31, 2012 (%)

Derivatives	0.25 ~ 2.73	0.34 ~ 2.64
Borrowings and debt securities	0.60 ~ 5.19	2.85 ~ 3.75
Finance lease	2.0 ~ 10.8	9.0 ~ 10.8

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value:
Available-for-sale financial assets	￦	805,411	—	143,136	948,547
Derivative assets		—	268,350	—	268,350

		805,411	268,350	143,136	1,216,897

Financial liabilities at fair value:
Derivative liabilities		—	289,276	—	289,276

In millions of won	December 31, 2012
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value:
Available-for-sale financial assets	￦	652,142	—	192,155	844,297
Derivative assets		—	243,702	—	243,702

		652,142	243,702	192,155	1,087,999

Financial liabilities at fair value:
Derivative liabilities		—	610,685	9,491	620,176

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

41.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which classified as level 3 for the six-month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

In millions of won	June 30, 2013
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Other(*)	Ending balance

Financial assets at fair value:
Available-for-sale financial assets
Unlisted securities	￦	169,637	—	784	(48,116)	—	—	122,305
Debt securities		22,518	—	—	—	—	(1,687)	20,831
Financial liabilities at fair value:
Derivative liabilities
Derivative liabilities (trading)		9,491	—	—	—	(9,491)	—	—

In millions of won	December 31, 2012
	Beginning balance		Acquisition	Valuation	Disposal	Other(*)	Ending balance

Financial assets at fair value:
Available-for-sale financial assets
Unlisted securities	￦	238,561	—	(68,924)	—	—	169,637
Debt securities		—	22,518	—	—	—	22,518
Financial liabilities at fair value:
Derivative liabilities
Derivative liabilities (trading)		7,779	—	9,491	(7,779)	—	9,491

(*)	Amount due to foreign currency translation.

42.	Service Concession Arrangements

(1)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based on the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the certain concession period after building, rehabilitating, operating the power plant.

(2)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of concession period, the Group has obligation to transfer its ownership of power plant to NPC.

(3)	The Group’s expected future collections of service concession arrangements as of June 30, 2013 are as follows:

In millions of won
Type	Amounts

Less than 1 year	￦	120,091
1 ~ 2 years		120,091
2 ~ 3 years		120,091
More than 3 years		710,538

	￦	1,070,811

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties

(1)	Related parties of the Group as of June 30, 2013 are as follows:

Type	Related party

Parent	Korean Government

Subsidiaries

Korea Hydro & Nuclear Power Co., Ltd.

Korea South-East Power Co., Ltd.

Korea Midland Power Co., Ltd.

Korea Western Power Co., Ltd.

Korea Southern Power Co., Ltd.

Korea East-West Power Co., Ltd.

KEPCO Engineering & Construction Company, Inc.

Korea Plant Service & Engineering Co., Ltd.

Korea Nuclear Fuel Co., Ltd.

Korea Electric Power Data Network Co., Ltd.

KEPCO International Hong Kong Ltd.

KEPCO International Philippines Inc.

KEPCO Gansu International Ltd.

KEPCO Philippines Holdings Inc.

KEPCO Lebanon SARL

KEPCO Neimenggu International Ltd.

KEPCO Shanxi International Ltd.

KEPCO Australia Pty Ltd.

KEPCO Canada Energy Ltd.

KEPCO Netherlands B.V.

Korea Imouraren Uranium Investment Corp.

KEPCO Middle East Holding Company

KEPCO Electric Power Nigeria Ltd.

KEPCO Netherlands S3 B.V.

KEPCO Holdings de Mexico and 56 other entities

Associates

Daegu Green Power Co., Ltd.

Korea Gas Corporation

Korea Electric Power Industrial Development Co., Ltd.

YTN Co., Ltd., Cheongna Energy Co., Ltd.

Cheogna Energy Co., Ltd.

Gangwon Wind Power Co., Ltd.

Hyundai Green Power Co., Ltd.

Korea Power Exchange

Hyundai Energy Co., Ltd.

Daeryun Power Co., Ltd.

SPC Power Corporation

Gemeng International Energy Co., Ltd.

PT. Cirebon Electric Power

PT Wampu Electric Power

PT. Bayan Resources T.B.K. and 36 other entities

Joint ventures

KEPCO-Unde Inc.

Datang Chaoyang Renewable Power Co., Ltd.

KEPCO SPC Power Corporation

Gansu Datang Yumen Wind Power Co., Ltd.

Datang Chifeng Renewable Power Co., Ltd.

Jamaica Public Service Company Limited and 27 other entities

Others	Korea Finance Corporation

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will be not shown as notes.

(3)	Related party transactions for the six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won		Sales and others
Company name	Transaction type	2013		2012

Korea Gas Corporation	Service	￦	66,822	43,551
Korea Electric Power Industrial Development Co., Ltd.	Service		2,265	7,236
Korea Power Exchange	Service		6,834	5,144
STX Electric Power Co., Ltd.	Architectural engineering		1,690	3,822
YTN Co., Ltd.	Service		513	455
Gangwon Wind Power Co., Ltd.	Service		2,068	66
Hyundai Green Power Co., Ltd.	Architectural engineering and technical advisory		11,338	2,360
KNH Solar Co., Ltd.	Service		10	1
Changjuk Wind Power Co., Ltd.	Service		312	4
Ecollite Co. Ltd.	Service		838	1
Daeryun Power Co., Ltd.	Service		101	20
Cheongna Energy Co., Ltd.	Rental income and others		1,071	1,825
Pyeongchang Wind Power Co., Ltd.	Architectural engineering		—	185
Taebaek Wind Power Co., Ltd.	Service		336	—
Hyundai Energy Co., Ltd.	Power generation service		10,740	4,270
KW Nuclear Components Co., Ltd.	Sales of service		335	326
Daegu Green Power Co., Ltd.	Service		16	—
Amman Asia Electric Power Group	Service		16,299	—
KEPCO SPC Power Corporation	Service		1,646	9,084
Datang Chifeng Renewable Power Co., Ltd.	Interest income		1,306	1,666
Kings Plaza JV, LLC	Service		—	3,183
Jamaica Public Service Company Limited	Service		1,379	1,427
E-POWER S.A	Service		1,887	621
PT. Cirebon Electric Power	Service		—	42
KV Holdings	Dividend income		320	—
Dolphin property limited	Service		32	—
Shuweihat Asia Power Investment B.V.	Service		30	—
Rabigh O&M Company	Service		676	—
Yeong Wol Energy Station Co., Ltd.	Service		12,622	—
Busan Solar Co., Ltd.	Service		1	—
Daegu Photovoltaic Co., Ltd.	Service		5	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		364	—
SE Green Energy Co. Ltd	Service		1	—
Jeongam Wind Power Co., Ltd	Service		1	—
KOSCON Photovoltaic Co., Ltd	Service		1	—
Q1 Solar Co., Ltd	Service		2	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2013 and 2012 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	2013		2012

Korea Gas Corporation	Purchase of power generation fuel	￦	7,356,226	6,268,442
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering		98,343	86,600
Korea Power Exchange	Electricity purchase		43,133	38,726
YTN Co., Ltd.	Service		225	353
Gangwon Wind Power Co., Ltd.	Electricity purchase		38,518	17,912
Hyundai Green Power Co., Ltd.	Electricity purchase		304,538	143,391
KNH Solar Co., Ltd.	Service		3,053	164
Changjuk Wind Power Co., Ltd.	Service		6,146	455
Gumi-ochang Photovoltaic Power Co., Ltd.	REC Purchase		2,554	545
Chungbuk Photovoltaic Power Co., Ltd.	REC Purchase		846	—
Cheonan Photovoltaic Power Co., Ltd.	REC Purchase		505	—
Golden Root Je-2 PV Power Plant Co., Ltd.	REC Purchase		551	—
Hyundai Energy Co., Ltd.	Electricity purchase		528	—
Jamaica Public Service Company Limited	Service		—	45
Commerce and industry energy Co., Ltd.	Service		277	—
Taebaek Wind Power Co., Ltd.	REC Purchase		6,663	268
Busan Solar Co., Ltd.	REC Purchase		1,166	—
Daegu Photovoltaic Co., Ltd.	REC Purchase		2	—
KOSCON Photovoltaic Co., Ltd	Electricity purchase		88	—
Yeongam F1 Solar Power Plant	Electricity purchase		556
Q1 Solar Co., Ltd	Electricity purchase		322	—
Busan Shin-Ho Photovoltaic Power Co., Ltd	Electricity purchase		4,808	—
Seokcheon Solar Power Co., Ltd.	Electricity purchase		698	—
Expressway Solar-light Power Generation Co. Ltd.	Electricity purchase		1,534	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2013		December 31, 2012	June 30, 2013	December 31, 2012

Korea Gas Corporation	Trade receivables	￦	4,747	4,585	—	—
	Other receivables		249	204	—	—
	Trade payables		—	—	1,200,340	1,409,650
	Other payables		—	—	155	101
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		1,021	40	—	—
	Other receivables		16	552	—	—
	Trade payables		—	—	2,930	—
	Other payables		—	—	9,205	15,004
Korea Power Exchange	Trade receivables		3,084	2,296	—	—
	Other receivables		37	41	—	—
	Trade payables		—	—	—	3,910
	Other payables		—	—	20,552	3,490
Hyundai Energy Co., Ltd.	Trade receivables		109	150	—	—
	Other receivables		19,370	4,018	—	—
	Other payables		—	—	9,160	—
YTN Co., Ltd.	Trade receivables		80	1	—	—
	Other payables		—	—	110	28
Hyundai Green Power Co., Ltd.	Trade receivables		645	676	—	—
	Trade payables		—	—	22,209	23,553
Gangwon Wind Power Co., Ltd.	Trade receivables		17	9	—	—
	Trade payables		—	—	443	3,679
Cheongna Energy Co., Ltd.	Trade receivables		73	158	—	—
	Other receivables		51	2,093	—	—
	Other payables		—	—	361	—
Daeryun Power Co., Ltd.	Trade receivables		50	9	—	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		485	—	—	—
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
STX Electric Power Co., Ltd.	Trade receivables		655	8,470	—	—
	Other receivables		—	79	—	—
	Other payables		—	—	156	—
Daegu Green Power Co., Ltd.	Trade receivables		2	3	—	—
	Other receivables		—	9,900	—	—
Ecollite Co. Ltd.	Other receivables		24,413	—	—	—
KW Nuclear Components Co., Ltd.	Other receivables		34	—	—	—
KEPCO SPC Power Corporation	Trade receivables		3,709	3,673	—	—
	Other receivables		1,632	9,934	—	—
Datang Chifeng Renewable Power Co., Ltd	Other receivables		637	931	—	—
Jamaica Public Service Company Limited	Trade receivables		1,735	984	—	—
E-POWER S.A.	Other receivables		2	2	—	—
Waterbury Lake Uranium Limited Partnership	Other receivables		—	59	—	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Other payables		398	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won		Receivables		Payables
Company name	Type	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012

Jeongam Wind Power Co., Ltd	Other payables	—	—	18	—

Taebaek Wind Power Co., Ltd.	Other payables	85	—	28	—
Changjuk Wind Power Co., Ltd	Other receivables	76	—	—	—
Yeong Wol Energy Station Co., Ltd.	Trade receivables	14,386	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.	Other payables	—	—	105	—
Cheonan Photovoltaic Power Co., Ltd.	Other payables	—	—	61	—
Golden Root Je-2 PV Power Plant Co., Ltd.	Other payables	—	—	119	—
Busan Shin-Ho Photovoltaic Power Co., Ltd	Trade receivables	—	—	339	—

(5)	Loans arising from related party transactions as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Type	Company name	June 30, 2013		December 31, 2012

Joint ventures	KEPCO SPC Power Corporation	￦	96,345	89,758
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		42,758	43,456
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		27,140	25,208
Associates	Dolphin Property Limited		985	952
Associates	Rabigh Electricity Company		—	208,796

(6)	Borrowings arising from related party transactions as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
Related parties	Type	June 30, 2013		December 31, 2012

Korea Finance Corporation	Facility	￦	2,300,000	2,300,000
	Project Loan		141,596	147,735

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties, Continued

(7)	Guarantees provided to an associates or joint ventures as of June 30, 2013 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Foreign currency	Credit limit	Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Co., Ltd.	Debt guarantees	USD	171,186	SMBC, ADB, Export-import Bank of Korea
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	100,000	Saudi Electricity Company (SEC)
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	17,900	ADWEA
Korea Electric Power Corporation	Shuweihat Asia O&M Co, Ltd.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	19,800	Standard Chartered Bank
Korea Western Power Co., Ltd	Cheongna Energy Co. , Ltd.	Collateralized money invested	KRW	43,900	Hana Bank, Korea Exchange Bank
Korea Western Power Co., Ltd	Xe-Pian Xe-Namnoy Power Co., Ltd.	Performance guarantees	USD	2,310	Krung Thai Bank
Korea East-West Power Co., Ltd.	Busan shinho Solar power Co. , Ltd.	Collateralized money invested	KRW	61,880	KT Capital Ltd.,Co.
Korea Southern Power Co., Ltd.	KNH Solar Co. , Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo life insurance Co., Ltd.
Korea Southern Power Co., Ltd.	Daeryun Power co. , Ltd.	Collateralized money invested	KRW	25,477	Korea development bank and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co. , Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW	643	NH Bank
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Collateralized money invested	KRW	3,810	Shinhan Bank, Bank of Cheju
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	Korea Exchange Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co.	Collateralized money invested	KRW	1,195,080	Korea development bank and others
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co. , Ltd.	Collateralized money invested	KRW	159,337	Industrial Bank of Korea
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Performance guarantees	USD	8,091	Hana Bank
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	390,000	Korea development bank and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Debt & performance guarantees	KRW	60,000	Korea development bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	EUR	59,469	Korea development bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Debt guarantees	EUR	4,271	Korea development bank and others
Korea South-East Power Co., Ltd.	ASM-BG investicii AD	Collateralized money invested	EUR	59,243	Korea development bank and others
Korea South-East Power Co., Ltd.	ASM-BG investicii AD	Debt guarantees	EUR	4,175	Korea development bank and others
Korea South-East Power Co., Ltd.	Express solar-light Power Generation Co., Ltd.	Debt guarantees	KRW	6,000	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeong Wol Energy Station Co., Ltd.	Collateralized money invested	KRW	151,200	Daewoo Securities and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

43.	Related Parties, Continued

(8)	As of June 30, 2013, there are no guarantees provided by related parties.

(9)	Salaries and other compensations to the key members of management of the Company for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won
Type	June 30, 2013			June 30, 2012
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Salaries	￦	572	813	605	766
Employee benefits		16	32	18	33

	￦	588	845	623	799

44.	Non-Cash Transactions

Significant non-cash investment and finance transactions excluded from statements of cash flows for the six-month periods ended June 30, 2013 and 2012 are as follows:

In millions of won
Transactions	2013		2012

Transfer of long-term borrowings and debt securities from non-current to current	￦	4,071,635	4,724,706
Conversion of investments in joint ventures from debt to equity		108,385	—

45.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won	June 30, 2013			December 31, 2012
Contracts	Amounts		Balance	Amounts	Balance

Construction of New Uljin units	￦	14,559,941	12,071,861	14,559,941	12,671,159
Construction of New Kori units		14,097,914	8,535,177	14,097,914	8,927,535
Construction of New Wolseong units		4,717,241	1,992	4,717,241	100,230
Construction of Dangjin units		931,238	707,652	1,486,875	1,309,750
Construction of New Boryeong units		876,884	815,855	513,469	463,130
Construction of Samcheok units		2,053,724	1,871,193	2,279,865	2,087,101
Construction of Taean IGCC units		805,222	654,886	805,222	709,848
Construction of Taean units		1,077,154	1,027,370	986,664	945,965
Construction of Incheon units		167,566	—	167,566	—
Construction of office building (KDN)		106,493	94,355	106,493	98,572
Construction of Sejong city cogeneration units		439,655	88,958	425,459	293,938
Purchase of Wonju cogeneration units		50,400	35,360	50,400	35,360
Purchase of Ulsan combined cycle power units		256,760	227,792	565,151	539,324

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

45.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2013 and December 31, 2012 are as follows, continued:

In millions of won	June 30, 2013			December 31, 2012
Contracts	Amounts		Balance	Amounts	Balance

Purchase of Pyeongtaek combined cycle power units	￦	452,073	265,945	434,200	394,864
Purchase of Andong main machine		685,335	502,207	126,946	97,689
Purchase of diesel for generation		123,191	54,177	69,014	69,014
Construction of New Yeongheung units		1,654,572	592,975	1,654,572	883,331
Construction of New Yeosu units		401,474	383,228	401,474	383,228
Construction of New Seoul units		225,993	225,993	20,236	16,949
Other purchase contracks		135,926	62,898	96,748	77,866

	￦	43,818,756	28,219,874	43,565,450	30,104,853

(2)	As of June 30, 2013, details of contracts for inventory purchase are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2013 ~ 2023	39,952 Ton U3O8
Transformed	2013 ~ 2022	24,527 Ton U
Enrichment	2013 ~ 2029	42,980 Ton SWU
Molded	2013 ~ 2015	815 Ton U

46.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of June 30, 2013 and December 31, 2012 are as follows:

In millions of won
	June 30, 2013			December 31, 2012
	Number of cases	Claim amount		Number of cases	Claim amount

As the defendant	601	￦	426,643	559	390,878
As the plaintiff	138		133,573	107	74,275

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

46.	Contingencies and Commitments, Continued

(2)	Guarantees of borrowings provided to other companies as of June 30, 2013 and December 31, 2012 are as follows:

In thousands of U.S. dollars
Guarantees	Financial or non- financial institution	Date of contract	Period of contract	June 30, 2013		December 31, 2012

Repayment guarantees for UAE Shuweihat S3 borrowings	Mizuho, SMBC, HSBC	2011-05-16	2011-05-16 ~ 2014-02-28	USD	58,294	USD	58,294

The Group provides performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in K-IFRS No. 1039 ‘Financial Instruments; Recognition and Measurement’, no related liability is recognized.

(3)	Credit lines provided by financial institutions as of June 30, 2013 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount

Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,813,000
Commitments on Bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Korea Exchange Bank and others	KRW	1,179,000
Limit amount available for card	Hana Bank and others	KRW	71,500
Certification of payment on payables from foreign country	Korea Development Bank	USD	185,771
Loan limit	Hana Bank and others	KRW	125,030
	BNP Paribas and others	USD	2,765,059
Certification of payment on L/C	Korea Exchange Bank and others	USD	1,662,001
	Korea Exchange Bank	GBP	61,169
Certification of performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	90,321
	Standard Chartered Bank	BTN	11,501
	HSBC and others	INR	244,333
	SABB	SAR	100,000
	Standard Chartered Bank and others	USD	718,116
Certification of bidding	SMBC and others	USD	18,050
	Gulf International Bank	SAR	45,000
Advance payment bond, warranty bond, retention bond and others	Shinhan Bank	EUR	5,438
	HSBC	INR	139,690
	Standard Chartered Bank and others	USD	18,126
	Korea Exchange Bank	BDT	11,272
	Katumandu Bank and others	NPR	155,448
Others	Korea Exchange Bank and others	KRW	9,061
	BNP Paribas and others	USD	1,009,500
Inclusive credit	Korea Exchange Bank and others	KRW	880,000
	HSBC and others	USD	584,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

46.	Contingencies and Commitments, Continued

(4)	As of June 30, 2013, the blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of U.S. dollars
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Korea Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for borrowings
KEPCO International Philippines Inc.	Citibank New York	All shareholdings of KIPI in KEILCO	USD	90,623	Required pursuant to Pledge Agreement between KIPI, KEILCO and Citibank New York re: KEILCO Project Financing in Nov. 2000
Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Western Power Co., Ltd.	Kookmin Bank and others	All shareholdings of Dongducheon Dream Power Co., Ltd.	KRW	118,090	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Korea Midland Power Co., Ltd.	Hana Bank and others	All shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	17,000	Collateral for borrowings

(5)	Others:

Since July 1, 2011, electricity rates have been interlocked with the cost of electricity, according to the electricity regulation enacted by Ministry of Knowledge Economy of Korea. As of June 30, 2013, the difference between the standard electricity rates and the real electricity rates, which has been accumulated from the enforcement date, is in the state of reservation at Korean government’s command.

The accumulated difference as of June 30, 2013 is ￦962,585 million, which has decreased by ￦914,786 million from ￦1,877,371 million as of December 31, 2012.

Although this accumulated difference should be charged to electricity users in the future when the Korean government lifts the reservation state, it was not accounted for as asssets in the Group’s consolidated financial statements, as the reservation was still being held by the goverment as of June 30, 2013 and therefore casued the uncertainty of collection of accounts receivables.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

47.	Subsquent Events

(1)	Subsequent to the reporting date, the subsidiaries of the Company, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd. have issued new debt securities for funds of facilities and operation as follows:

In millions of won and thousands of U.S. Dollars
Company name	Type	Issue date	Maturity	Currency	Amounts

Korea Hydro & Nuclear Power Co., Ltd.	￦ 38-1st Unsecured Bond	2013.07.19	2018.07.19	KRW	50,000
	38-2nd Unsecured Bond	2013.07.19	2023.07.19	KRW	100,000
	37-3rd Unsecured Bond	2013.07.19	2033.07.19	KRW	90,000
Korea South-East Power Co., Ltd.	36th Public Bond	2013.07.25	2018.07.25	USD	100,000

(2)	The subsidiary of the Company, Korea West Power Co., Ltd. decided to acquire non-current asset as of July 24, 2013 as follows:

In millions of won
Acquisition asset	Amount	Construction Period	Board of Director’s approval date

Fuel cell business of Western Incheon office	68,300	2013.10 ~ 2014.06	2013.07.24

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2013

(Unaudited)

48.	Adjusted Operating Income

The operating profit or loss in the Group’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of our results from operating activities as presented in our consolidated statements of comprehensive loss prepared in accordance with K-IFRS for each of the three and six-month periods ended June 30, 2013 and 2012 to the operating profit or loss as presented in our consolidated statements of comprehensive loss prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2013			2012
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating loss on the statement of comprehensive loss	￦	(1,094,147)	(436,378)	(2,060,302)	(2,302,076)
Add
Other income

Reversal of other provisions		10,212	10,364	—	837
Reversal of allowance for doubtful accounts		1,142	1,142	3,749	3,749
Gains on assets contributed		36	70	793	815

Gains on liabilities exempted		—	—	595	603
Compensation and reparations revenue		10,571	33,943	36,719	64,957
Electricity infrastructure development fund		7,268	17,732	8,918	17,210

Revenue from research contracts		—	667	1,940	3,459
Rental income		50,837	98,251	46,497	91,843
Others		8,530	14,486	4,061	20,969
Other profit
Gains on disposal of property, plant and equipment		9,434	22,180	9,646	18,789
Gains on disposal of other non-current assets		—	—	—	584
Reversal of impairment loss on intangible assets		—	—	—	2
Gains on foreign currency translation		1,072	2,422	9,385	5,404
Gains on foreign currency transaction		18,115	29,250	6,616	32,810
Gains on insurance		1,632	1,632	—	5,375
Other profits		35,546	90,036	48,817	95,690
Deduct
Other expense
Accretion expenses of other provisions		(241)	(276)	(32)	(71)
Depreciation expenses on investment properties		(232)	(458)	(239)	(470)
Depreciation expenses on idle assets		(1,659)	(3,317)	(1,655)	(3,307)
Other bad debt expense		—	(5,576)	—	—
Donations		(2,473)	(9,796)	(2,735)	(16,334)
Others		(4,328)	(6,723)	(12,811)	(19,227)
Other loss
Losses on disposal of property, plant and equipment		(13,086)	(24,308)	(18,035)	(22,595)
Losses on disposal of intangible assets		—	—	(5)	(8)
Impairment loss on property, plant and equipment		—	(1,161)	—	—
Impairment loss on intangible assets		—	(2)	(18)	(18)
Losses on foreign currency translation		(4,552)	(10,017)	—	(2,119)
Losses on foreign currency transaction		(23,718)	(46,175)	(32,023)	(40,942)
Other losses		(17,798)	(24,329)	(6,196)	(17,600)

Adjusted operating loss	￦	(1,007,839)	(246,341)	(1,956,315)	(2,061,671)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: August 30, 2013